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As confidentially submitted to the Securities and Exchange Commission on February 8, 2019. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRICIDA, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	46-3372526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7000 Shoreline Court
Suite 201
South San Francisco, CA 94080
(415) 429-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gerrit Klaerner, Ph.D.
Chief Executive Officer & President
Tricida, Inc.
7000 Shoreline Court
Suite 201
South San Francisco, CA 94080
(415) 429-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Geoffrey W. Levin, Esq. Sharon R. Flanagan, Esq. Istvan A. Hajdu, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Telephone: (212) 839-5300 Fax: (212) 839-5599
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

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CALCULATION OF REGISTRATION FEE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, par value $0.001 per share	$	$
(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2019

Shares
Common Stock
Tricida, Inc. is offering         shares of common stock at an offering price of $      per share.
Our common stock is listed on The Nasdaq Global Select Market under the symbol “TCDA.” On           , 2019, the last reported sale price of our common stock on The Nasdaq Global Select Market was $    per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 12 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$
__________________

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
To the extent that the underwriters sell more than       shares of common stock, the underwriters have an option to purchase up to an additional       shares from us at the public offering price, less the underwriting discounts.
The underwriters expect to deliver the shares against payment in New York, New York on       , 2019.
Prospectus dated              , 2019

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TABLE OF CONTENTS
Prospectus

Neither we nor the underwriters have authorized anyone to provide you with information that is different from or additional to that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
Investors Outside the United States
Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Tricida,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Tricida, Inc.
Market and Industry Data and Forecasts
We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties or by us.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our financial statements and the accompanying notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” our financial statements and the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”
Overview
Our goal is to slow the progression of chronic kidney disease, or CKD, through the treatment of metabolic acidosis. We are a pharmaceutical company focused on the development and commercialization of our drug candidate, TRC101, a non-absorbed, orally-administered polymer designed to treat metabolic acidosis by binding and removing acid from the gastrointestinal tract, or GI tract. In June 2018, we reported results of our randomized, double-blind, placebo-controlled, pivotal Phase 3 clinical trial, TRCA-301, in 217 CKD patients with metabolic acidosis. The TRCA-301 trial met both its primary and secondary endpoints in a highly statistically significant manner (p < 0.0001 for both the primary and secondary endpoints). TRC101 was well tolerated in our TRCA-301 trial. Both active (124 subjects) and placebo groups (93 subjects) had low discontinuation rates and low rates of treatment-related adverse events. One hundred ninety-six of the 208 eligible subjects who completed the 12-week treatment period in our pivotal TRCA-301 trial agreed to continue into our 40-week blinded safety extension trial, TRCA-301E, which we expect to complete in the first half of 2019. We plan to submit a New Drug Application, or NDA, in the second half of 2019, seeking approval of TRC101 through the U.S. Food and Drug Administration’s, or FDA’s, Accelerated Approval Program. The FDA may grant accelerated approval to a product for a serious or life-threatening disease or condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As part of the Accelerated Approval Program, we have committed to conduct a confirmatory postmarketing trial, VALOR-CKD (also known as TRCA-303), to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. The VALOR-CKD trial has been initiated, and we have committed to completely enrolling, or nearly completely enrolling, subjects in the trial prior to our NDA submission.
Metabolic acidosis is a chronic condition commonly caused by CKD and is believed to accelerate the progression of kidney deterioration. Today, there are no FDA-approved chronic therapies for treating metabolic acidosis. TRC101 is an in-house discovered, new chemical entity that we believe may effectively treat metabolic acidosis and slow the progression of kidney disease in CKD patients with metabolic acidosis.
We estimate that metabolic acidosis affects approximately 3 million CKD patients in the United States, and we believe that slowing the progression of CKD in patients with metabolic acidosis represents a significant medical need and market opportunity. If approved, we plan to commercialize TRC101 in the United States initially using a nephrologist-focused sales force. To address markets outside of the United States, we plan to seek one or more partners with international sales expertise who can sell TRC101 in target markets. We have an intellectual property estate that we believe will provide patent protection for TRC101 until at least 2034 in the United States, the European Union, Japan, China, India and certain other markets. Tricida is led by a seasoned management team that includes a founder of Ilypsa, Inc. and Relypsa, Inc. Our management team has extensive experience in the development and commercialization of therapeutics, with deep expertise in developing polymers for the treatment of kidney-related diseases.

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CKD and Metabolic Acidosis Represent a Major Medical Crisis and are Directly Linked
CKD is a serious condition characterized by the gradual loss of essential kidney functions over time. According to Centers for Disease Control and Prevention, more than 30 million people in the United States are afflicted with CKD, representing an overall prevalence in the adult population of approximately 15%. CKD represents the ninth leading cause of death in the United States. The annual Medicare expense for CKD in 2018 including end-stage renal disease, or ESRD, was approximately $114 billion. ESRD is the final stage of CKD in which the patient typically requires renal replacement therapy, i.e., dialysis or a kidney transplant, for survival.
Diabetes and hypertension have long been recognized as modifiable primary risk factors for the progression of CKD. More recently, metabolic acidosis has also been identified as a key modifiable risk factor in the progression of CKD. Metabolic acidosis is a serious condition in which the body has accumulated too much acid and occurs when a patient’s kidneys can no longer excrete sufficient acid or produce enough bicarbonate to balance acid production. Metabolic acidosis can be diagnosed by measuring the level of bicarbonate in the blood, which is part of a standard metabolic panel. National and international kidney treatment guidelines recommend that in people with CKD, blood bicarbonate be maintained within the normal range of 22 to 29 milliequivalents per liter, or mEq/L. Blood bicarbonate concentrations less than 22 mEq/L are associated with increased risk of CKD progression and increased risk of death.
Metabolic acidosis is a chronic condition commonly caused by CKD and is believed to accelerate the progression of kidney deterioration, creating a vicious cycle resulting in the decline in kidney functions, as measured by the estimated glomerular filtration rate, or eGFR. Multiple retrospective studies provide qualitative and quantitative evidence for the relationship between metabolic acidosis and the progression of CKD across a wide range of baseline eGFRs and blood bicarbonate levels. Prospective studies have shown that treating metabolic acidosis translates into a clinically meaningful slowing of CKD progression.
No FDA-Approved Therapy for Chronic Treatment of Metabolic Acidosis
While the need to treat metabolic acidosis to slow the progression of CKD is well-recognized, there are no FDA-approved therapies for the chronic treatment of metabolic acidosis. Unapproved methods to increase blood bicarbonate include oral alkali supplements, such as sodium bicarbonate, which introduce significant amounts of sodium to patients. However, approximately 90% of later-stage CKD patients suffer from sodium sensitive comorbid conditions, such as hypertension, cardiovascular disease, heart failure or edema, and require a sodium-restricted diet. As such, the use of sodium-based supplements can lead to worsening blood pressure control and volume overload in this population. Given the significant limitations on the use of sodium-based supplements, there exists a significant unmet medical need for a chronic therapy for CKD patients with metabolic acidosis. To chronically treat the broad population of CKD patients with metabolic acidosis, physicians need an FDA-approved treatment that is proven to be safe, effective and easy to comply with.
Our Solution-TRC101
TRC101 is a novel, non-absorbed, orally-administered polymer that is designed to bind hydrochloric acid in the GI tract and remove it from the body through excretion in the feces thereby decreasing the total amount of acid in the body and increasing blood bicarbonate. TRC101 is administered orally as a suspension in water once daily. TRC101 was specifically designed to combine high capacity and high selectivity for binding and removing hydrochloric acid. Importantly, TRC101 does not deliver sodium or other counter-ions, thereby allowing for chronic treatment of CKD patients with common comorbidities such as hypertension, cardiovascular disease, heart failure or edema. We believe that TRC101, if approved, will have a highly favorable product profile enabling rapid adoption by nephrologists to treat the broad population of CKD patients with metabolic acidosis.

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TRC101 Target Product Profile
We have designed TRC101 to target the following product profile:

•	Significantly Increase Blood Bicarbonate

•	Well-Tolerated

•	Suitable for a Broad Population of Patients, Including Patients with Sodium-Sensitive Comorbidities

•	Compatible with Other Medications

•	Convenient, Once-Daily, Oral Administration

•	Room-Temperature Stable
TRC101 Pivotal Phase 3 Clinical Data
Analysis of our pivotal Phase 3 clinical trial, TRCA-301, indicates that treatment with TRC101 resulted in statistically significant increases in blood bicarbonate, meeting both the primary and secondary endpoints of the trial. After 12 weeks of treatment, 59.2% of subjects in the TRC101-treated group, compared with 22.5% of subjects in the placebo group, exhibited an increase in blood bicarbonate level of at least 4 mEq/L or achieved a blood bicarbonate level in the normal range of 22 to 29 mEq/L, which was the primary endpoint of the trial. The secondary endpoint of the trial, the least squares, or LS, mean change in blood bicarbonate from baseline to Week 12, was 4.42 mEq/L in the TRC101-treated group, compared with 1.78 mEq/L in the placebo group. The mean change in blood bicarbonate from baseline to Week 12 was 4.49 mEq/L in the TRC101-treated group, compared with 1.66 mEq/L in the placebo group. The results of the primary and secondary endpoints were highly statistically significant (p < 0.0001). The following graphs summarize the efficacy data for the once daily dosing of TRC101-treated subjects versus subjects in the placebo group.
Summary Data for Our Pivotal Phase 3 Clinical Trial, TRCA-301

59.2% of TRC101-Treated Subjects Experienced an Increase of ≥4 mEq/L or Reached Normal Blood Bicarbonate at End of Treatment ($p<0.0001$)

70%
60%
50%
40%
30%
20%
10%
0%
59.2%
22.5%
Placebo (n=93)
TRC101 (n=123)

TRC101-Treated Subjects Experienced a Mean Increase from Baseline in Blood Bicarbonate of 4.5 mEq/L ($p<0.0001$)

22
21
20
19
18
17
BL
W1
W2
W4
W6
W8
W10
W12
17.3
17.3
20.2
20.8
21.6
21.6
22.0
21.7
21.7
18.1
18.4
18.6
18.6
19.0
18.5
18.9
4.5 mEq/L
Placebo (n=93)
TRC101 (n=123)

BL = Baseline. W = Week. Error bars = Standard error of the mean.

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We estimate, based on a predictive metabolic acidosis model, or the Predictive MA Model, developed in collaboration with Navdeep Tangri, M.D., Ph.D., that each increase of 1 mEq/L in blood bicarbonate is associated with approximately a 6% to 9% reduced risk for progression of CKD, defined as progressing to ESRD or a ≥ 40% reduction in eGFR, in CKD patients with metabolic acidosis.
We included two exploratory endpoints in our TRCA-301 trial to assess whether improvement in muscle function and related aspects of quality of life could be demonstrated in this patient population through the treatment of metabolic acidosis. After 12 weeks of treatment, statistically significant (p<0.0001) improvement from baseline in patient-reported quality of life related to physical function was observed in TRC101-treated subjects and the between-group change from baseline difference between TRC101-treated subjects versus subjects in the placebo group was also statistically significant (p=0.0122). Objectively measured physical functioning, using a repeated chair stand test, also improved significantly in TRC101-treated subjects (p=0.0249) and showed a trend toward significance (p=0.0630) for the between-group difference, TRC101-treated vs placebo-treated subjects. Due to the non-normal distribution of data related to the two exploratory endpoints, post-hoc rank-based analyses were performed to supplement the pre-specified data analyses. The rank-based analyses showed statistically significant differences between the TRC101 and placebo groups, favoring TRC101, for both patient-reported (p=0.0117) and objectively measured (p=0.0027) physical function outcomes. We believe the results from these two exploratory endpoints indicate a positive trend and suggest an improvement, on average, in the physical function and related aspects of quality of life for TRC101-treated subjects in this trial. We believe these results indicate a potential clinical benefit in this acidotic population and are consistent with the basic physiology of the disease.
TRC101 was well tolerated in our TRCA-301 trial. Both active (124 subjects) and placebo groups (93 subjects) had low discontinuation rates and low rates of treatment-related adverse events. The overall safety profile of TRC101 observed in TRCA-301 is consistent with that expected for the general population of patients with Stage 3 to 5 CKD and with similar non-absorbed polymer drugs with a site of action in the GI tract.
Our Development Program for TRC101
Our development program for TRC101 is designed to obtain approval of TRC101 pursuant to the FDA’s Accelerated Approval Program. Under the Accelerated Approval Program, we plan to pursue approval for TRC101 based upon efficacy data related to a primary endpoint measuring a change from baseline in blood bicarbonate level. We have completed a successful 135-subject, Phase 1/2 trial, TRCA-101, and a 217-subject, pivotal Phase 3 clinical trial, TRCA-301. Eligible subjects who completed the 12-week treatment period in our pivotal TRCA-301 trial were invited to continue in our 40-week safety extension trial, TRCA-301E, which we expect to complete in the first half of 2019. Based on feedback from the FDA, we believe that the data from the TRCA-101, TRCA-301 and TRCA-301E trials will provide sufficient evidence of clinical safety and efficacy to support the submission and review of an NDA for TRC101 pursuant to the Accelerated Approval Program. We plan to submit an NDA for TRC101 in the second half of 2019.
In the second half of 2018, we initiated the VALOR-CKD postmarketing trial to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. The VALOR-CKD postmarketing trial is being conducted as a condition of filing our NDA for TRC101 pursuant to the Accelerated Approval Program. The protocol for the VALOR-CKD trial was designed in collaboration with a steering committee of international key opinion leaders in the fields of chronic kidney disease progression and metabolic acidosis and with input from the FDA. The VALOR-CKD trial is a multicenter, randomized, double-blind, placebo-controlled trial of subjects with Stage 3b or 4 CKD (eGFR of 20 to 40 mL/min/1.73 m2) and metabolic acidosis (blood bicarbonate levels of 12 to 20 mEq/L). The eligibility criteria for the VALOR-CKD trial are similar to those used in our pivotal Phase 3 trial, TRCA-301. Based on the magnitude of the increase in blood bicarbonate observed in our TRCA-301 trial and the inverse relationship between blood bicarbonate and risk of renal events described by the Predictive MA Model, we plan to randomize 1,600 subjects to TRC101 or placebo in a 1:1 ratio. The FDA has requested that our VALOR-CKD trial be

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completely enrolled, or nearly completely enrolled, prior to submission of our NDA for TRC101. We plan to complete the VALOR-CKD trial after the FDA’s review of our NDA for TRC101 and potential approval of TRC101. The VALOR-CKD trial is a time-to-event study, and we estimate it will take approximately 4 years to accrue the number of events necessary to complete the trial. Assuming successful completion of the VALOR-CKD trial, we plan to file a supplemental NDA, or sNDA, that incorporates results from the VALOR-CKD trial.
Commercial Opportunity and Strategy
We plan to initially commercialize TRC101 in the United States with a specialty sales force of approximately 80 to 100 individuals focused on the highest prescribing subset of the approximately 9,000 practicing nephrologists currently treating our target patient population. We believe that nephrologists in the United States currently treat approximately 600,000 Stage 3 to 5 CKD patients with metabolic acidosis. Based on our market research, we believe that the pricing for TRC101 can be supported above the current pricing for other polymer therapeutics marketed for treating conditions related to kidney disease, but which are not disease modifying.
Over time, due to the disease modification potential of TRC101, we intend to address the broader CKD patient population who receive care from cardiologists, endocrinologists, diabetologists and a subset of primary care physicians, either on our own or with a partner. To address markets outside of the United States, we plan to seek one or more partners with international sales expertise who can sell TRC101 in target markets.
Our Team Has Extensive Experience in the Development and Commercialization of Therapeutics
We have assembled a team with deep scientific, clinical, business and leadership experience in the discovery, development and commercialization of therapeutics, including polymers. Our founder and Chief Executive Officer, Gerrit Klaerner, Ph.D., founded both Relypsa and Ilypsa, where he led the discovery, development and approval of Veltassa® (patiromer) and bixalomer (approved in Japan as Kiklin®), respectively. Other key members of our management team who had experience with Relypsa include our Chief Development Officer, Claire Lockey, our Chief Technology Officer, Wilhelm Stahl, Ph.D., our Senior Vice President of Clinical Development, Dawn Parsell, Ph.D. and our General Counsel, Edward Hejlek, Esq. Our Chief Financial Officer, Geoffrey Parker, was previously the Chief Financial Officer at Anacor Pharmaceuticals, Inc. and prior to that, spent 20 years at Goldman Sachs in the Investment Banking Division. Our Chief Commercial Officer, Susannah Cantrell, Ph.D., has launched multiple successful therapeutic products at Gilead Sciences, Inc. and Genentech/Roche.
Risks Associated with Our Business
Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition or results of operations would be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face.

•
We are dependent on the success of TRC101, our only product candidate. If we are unable to successfully develop, obtain regulatory approval for and commercialize TRC101, or experience significant delays in doing so, our business will be materially harmed.

•
We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts of TRC101.

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•	In the past, we and our auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.

•
If we are unable to obtain approval of TRC101 through the Accelerated Approval Program in the United States, we may be required to conduct additional nonclinical and clinical studies and trials beyond those that we currently contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approval thereby delaying commercialization of TRC101 and adversely impacting our ability to generate revenue, our business and our results of operations.

•
Even if we receive approval from the FDA under the Accelerated Approval Program, if our confirmatory postmarketing clinical trial, VALOR-CKD, does not verify clinical benefit, or if we do not comply with rigorous postmarketing requirements, the FDA may seek to withdraw the approval.

•
The FDA and/or comparable foreign regulators may not agree with our design of the VALOR-CKD confirmatory postmarketing trial, in which case we may be required to modify our planned clinical trials, or run additional clinical trials, before we can submit the NDA or comparable foreign applications.

•
We currently have limited sales or marketing capabilities. If we are unable to establish effective sales and marketing capabilities or if we are unable to enter into agreements with third parties to commercialize TRC101, we may not be able to effectively generate product revenues.

•
We have relied and continue to rely on third parties, particularly contract research organizations, or CROs, to conduct and complete our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize TRC101, if approved.

•
We rely completely on third-party suppliers to manufacture our clinical drug supply of TRC101 drug substance (currently one supplier) and drug product (currently two suppliers), and we intend to rely on third parties to produce commercial supply of TRC101 drug substance and drug product, if approved. A performance failure on the part of any one of our suppliers could delay the development and potential approval or commercialization of TRC101. We are currently negotiating terms of a commercial supply agreement with our current drug substance supplier and engaging in discussions with a potential second supplier for commercial drug substance. These negotiations may not lead to a definitive agreement on acceptable terms, or at all, which would have a material adverse effect on our business and prospects.

•
During our year-end close for the fiscal year ended December 31, 2017, we identified material weaknesses in our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be materially adversely affected.

•	If we fail to attract and keep senior management, we may be unable to successfully develop TRC101, conduct our clinical trials and commercialize TRC101, if approved.
Corporate Information
We were incorporated in Delaware in May 2013. Our corporate office is located at 7000 Shoreline Court, Suite 201, South San Francisco, CA 94080, and our telephone number is (415) 429-7800. Our website is tricida.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

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Trademarks
Tricida and our logo are some of our tradenames used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ or ® symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

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THE OFFERING

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares at the public offering price, less underwriting discounts and commissions.

Common stock to be outstanding after the offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds
We expect that our net proceeds from this offering will be approximately $        million, at the public offering price of $        per share of common stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of the offering for supporting our activities for our NDA submission and approval process for TRC101, manufacturing activities related to TRC101, conducting our safety extension trial, TRCA-301E, and conducting our confirmatory postmarketing trial, known as the VALOR-CKD trial, or TRCA-303, commercial expenses related to TRC101, interest payments under our Loan and Security Agreement with Hercules Capital, Inc., and the remainder for working capital and general corporate purposes. See “Use of Proceeds” on page 65 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The Nasdaq Global Select Market symbol	“TCDA”
The number of shares of our common stock to be outstanding after this offering is based on 42,100,323 shares of our common stock outstanding as of September 30, 2018.
The number of shares of common stock to be outstanding after this offering excludes:

•
4,559,096 shares of common stock, with a per share weighted-average exercise price of $5.20, issuable upon exercise of stock options outstanding and 21,792 shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2018 under our 2013 and 2018 Equity Incentive Plans;

•
3,805,895 shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as of September 30, 2018, plus any future increases in the number of shares of common stock reserved for issuance under our 2018 Equity Incentive Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year;

•
800,000 shares of common stock reserved for future issuance under our 2018 employee stock purchase plan, or the ESPP, plus any future increases in the number of shares of common stock reserved for issuance under the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year; and

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•
53,458 shares of common stock issuable upon the exercise of warrants, or the Hercules Warrants, as of September 30, 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Hercules Loan and Security Agreement.”

Unless otherwise indicated or the context otherwise requires, this prospectus reflects and assumes the following:

•	no exercise of outstanding options; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock.

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SUMMARY FINANCIAL DATA
The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations and comprehensive loss data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2017 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2017 and 2018 and the balance sheet data as of September 30, 2018 from our unaudited interim financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$21,820	$35,906	$18,136	$62,897
General and administrative	5,363	11,216	8,329	11,888
Total operating expenses	27,183	47,122	26,465	74,785
Loss from operations	(27,183)	(47,122)	(26,465)	(74,785)
Change in fair value-preferred stock tranche obligation	(1,571)	5,649	5,649	—
Other income (expense), net	103	183	82	1,987
Interest expense			(6)	(2,166)
Net loss	(28,651)	(41,290)	(20,740)	(74,964)
Other comprehensive loss:
Net unrealized loss on marketable securities, net of tax	—	(13)	(2)	(27)
Comprehensive loss	$(28,651)	$(41,303)	$(20,742)	$(74,991)
Net loss per share, basic and diluted	$(15.69)	$(19.32)	$(9.67)	$(4.86)
Weighted-average number of shares outstanding, basic and diluted	1,826,040	2,137,690	2,144,190	15,415,194
Pro forma net loss per share, basic and diluted (unaudited)(1)
Pro forma weighted-average number of shares, basic and diluted (unaudited)(1)
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(1)
See Note 10 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma basic and diluted net loss per share, and the weighted-average number of shares used in the computation of the per share amounts and unaudited pro forma information.

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	As of September 30, 2018
	Actual	Pro Forma as adjusted(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$260,531
Working capital(2)	241,901
Total assets	263,943
Total liabilities	44,872	44,872
Accumulated deficit	(164,350)
Total stockholders’ equity	$219,071
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(1)
The pro forma as adjusted balance sheet data in the table above reflects the pro forma adjustments for the sale and issuance by us of shares of our common stock in this offering, at the public offering price of $      per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

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RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained elsewhere in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our other filings with the Securities and Exchange Commission before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements
We have a limited operating history, have incurred significant losses in each year since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We have only one product candidate, TRC101, which is in clinical trials and has no commercial sales, which, together with our limited operating history, makes it difficult to assess our future viability.
We are a pharmaceutical company focused on the development and commercialization of our product candidate, TRC101, a non-absorbed, orally-dosed polymer designed as a potential treatment for metabolic acidosis in patients with chronic kidney disease (CKD). We have only a limited operating history upon which you can evaluate our business and prospects. We are not profitable and have incurred significant losses in each year since our inception in May 2013. Our net losses were $75.0 million for the nine months ended September 30, 2018, $41.3 million for the year ended December 31, 2017 and $28.7 million for the year ended December 31, 2016. As of September 30, 2018, we had an accumulated deficit of $164.4 million. Pharmaceutical product development is a highly speculative undertaking, entails substantial upfront capital expenditures and involves a substantial degree of risk, including the risk that a potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, we have focused principally on developing our product candidate TRC101. We have no products approved for commercial sale and have not generated any revenue from product sales or other arrangements to date and neither will we for the foreseeable future. We continue to incur significant research and development and other expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, and seek regulatory approval for, TRC101, prepare for potential commercialization of TRC101 and continue to operate as a public company and comply with legal, accounting and other regulatory requirements.
If TRC101 is not successfully developed or commercialized, including because of a lack of capital, or if we do not generate enough revenue following marketing approval, we will not achieve profitability and our business may fail. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

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We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts of TRC101.
We are currently advancing TRC101 through clinical development. As of September 30, 2018, we had working capital of $241.9 million and cash, cash equivalents and short-term investments of $260.5 million. We believe that we will continue to expend substantial resources for the foreseeable future as we continue clinical development, seek regulatory approval, and prepare for the commercialization of TRC101 and develop any other product candidates we may choose to pursue in the future. These expenditures will include costs associated with research and development, sales and marketing, conducting nonclinical and clinical studies and trials, obtaining regulatory approvals, and manufacturing and supply. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial and the regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval process and commercialization of TRC101.
We believe that our existing cash, cash equivalents and short-term investments of $260.5 million and additional borrowings under our Loan and Security Agreement, or Term Loan, with Hercules Capital, Inc., or Hercules, will allow us to fund our operating plan through at least the next 12 months. However, we have based these estimates on assumptions that may prove to be wrong, and we could spend our available capital resources much faster than we currently expect or require more capital to fund our operations than we currently expect. Moreover, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity, debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

•	the time and cost necessary to obtain regulatory approvals for TRC101 and any future product candidates that we develop, in-license or acquire;

•	our ability to obtain approval for TRC101 under the Accelerated Approval Program;

•	the costs of confirmatory postmarketing studies or trials for TRC101 that could be required by regulatory agencies or that we might otherwise choose to conduct;

•	the costs of obtaining commercial supplies of TRC101;

•	our ability to successfully commercialize TRC101;

•	the manufacturing, selling and marketing costs associated with TRC101, including the cost and timing of expanding our sales and marketing capabilities;

•	the timing and costs related to the optimization and scale-up of our manufacturing processes for TRC101 and commercial supply of TRC101;

•	the amount of sales and other revenues from TRC101, including the sales price and the availability of adequate third-party reimbursement;

•	the timing, receipt and amount of sales of, or royalties on, TRC101, if any;

•	the costs of operating as a public company;

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•	the costs associated with any product recall that could occur;

•	the emergence, approval, availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing products or treatments;

•	the cash requirements of any future acquisitions or discovery of future product candidates, if any;

•
the progress, timing, scope and costs of our nonclinical and clinical studies and trials, including the ability to enroll patients in a timely manner for our confirmatory postmarketing trial, VALOR-CKD, or potential future clinical trials;

•	the time and cost necessary to respond to technological and market developments; and

•	the costs of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation.
We cannot assure you that anticipated additional financing will be available to us on favorable terms, or at all. Our current Term Loan contains negative covenants that restrict our ability to obtain additional debt financing. Any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Although we have been successful in obtaining financing through the issuance of our equity securities, we cannot assure you that we will be able to do so in the future. If we are unable to raise additional capital to fund our clinical development and commercialization of TRC101, if approved, and other business activities, we could be forced to significantly delay, scale back or abandon one or more clinical development programs or commercialization efforts and curtail or cease our operations. In addition, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.
We and our auditors have substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.
Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2017 with respect to this uncertainty. Our 2017 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. We believe that our existing cash, cash equivalents and short-term investments of $260.5 million and additional borrowings under our Term Loan with Hercules will allow us to fund our operating plan through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our research and development programs and commercialization efforts.
Risks Related to Our Business
We are dependent on the success of TRC101, our only product candidate. If we are unable to successfully develop, obtain regulatory approval for and commercialize TRC101, or experience significant delays in doing so, our business will be materially harmed.
To date, we have invested all of our efforts and financial resources in the research and development of TRC101, which is our only product candidate, and our business and future success depends on our ability to successfully develop, obtain regulatory approval for and commercialize TRC101. In June 2018, we reported results of our multicenter, randomized, double-blind, placebo-controlled, pivotal Phase 3 clinical

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trial for TRC101, known as TRCA-301. The TRCA-301 trial enrolled 217 CKD patients with metabolic acidosis. Eligible subjects who completed the 12-week treatment period in our pivotal Phase 3 trial were invited to continue in our 40-week safety extension trial, TRCA-301E. We expect to complete our TRCA-301E trial in the first half of 2019 and then seek approval for TRC101 through the Accelerated Approval Program. While we believe that the TRCA-301 trial successfully met its primary and secondary endpoints, we cannot assure you that the U.S. Food and Drug Administration, or FDA, or any foreign regulatory agency will approve TRC101 for marketing. Furthermore, even if we obtain regulatory approval for TRC101, we will still need to develop a commercial organization, or collaborate with a third party for the commercialization of TRC101, establish commercially viable pricing and obtain approval for coverage and adequate reimbursement from third parties, including government payers. If we are unable to successfully commercialize TRC101, we may not be able to generate sufficient revenues to continue our business.
Our near-term prospects, including our ability to finance our operations and generate revenue, will depend heavily on the successful development and commercialization of TRC101 in the United States. Though we plan to engage in marketing approval discussions with foreign regulatory agencies in the future, we have not yet begun marketing approval discussions with any regulatory agency other than the FDA, and we are not currently seeking regulatory approval for TRC101 outside the United States. The clinical and commercial success of TRC101 will depend on a number of factors, including the following:

•	our ability to demonstrate TRC101’s safety and efficacy to the satisfaction of the FDA and/or foreign regulatory agencies;

•	the timely completion and reporting of our safety extension trial, TRCA-301E, and our confirmatory postmarketing trial, known as the VALOR-CKD (also known as TRCA-303) trial;

•	whether we are required by the FDA and/or foreign regulatory agencies to conduct additional clinical trials prior to approval to market TRC101;

•	the prevalence and severity of adverse side effects of TRC101 in our ongoing and future clinical trials and commercial use, if approved;

•	the timely receipt of necessary regulatory and marketing approvals from the FDA and foreign regulatory agencies for TRC101;

•	our ability to obtain U.S. marketing approval for TRC101 under the Accelerated Approval Program;

•
our ability to successfully conduct our confirmatory postmarketing trial, VALOR-CKD, and confirm renal benefit of TRC101, assuming TRC101 is initially approved under the FDA’s Accelerated Approval Program;

•	our ability to successfully commercialize TRC101, if approved for marketing and sale by the FDA and/or foreign regulatory agencies;

•
our ability to manufacture clinical trial and commercial quantities of TRC101 drug substance and drug product and to develop, validate and maintain a commercially viable manufacturing process that is compliant with current good manufacturing practices, or cGMP, at a scale sufficient to meet anticipated demand and over time enable us to reduce our cost of manufacturing;

•	achieving and maintaining compliance with all regulatory requirements applicable to TRC101;

•	our success in educating physicians and patients about the benefits, risks, administration and use of TRC101;

•	acceptance of TRC101 as safe and effective by patients and the medical community;

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•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	our ability to obtain and sustain an adequate level of reimbursement for TRC101 by third-party payers;

•	the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations;

•	our ability to continue to obtain protection for and to enforce our intellectual property rights in and to TRC101; and

•	our ability to avoid and defend against third-party patent interference or patent infringement claims or similar proceedings with respect to our patent rights and patent infringement claims.
Many of these factors are beyond our control. Accordingly, we cannot assure you that we will ever be able to generate revenue through the sale of TRC101. If we are not successful in commercializing TRC101, or are significantly delayed in doing so, our business will be materially harmed.
We will attempt to secure approval of TRC101 from the FDA through the use of the Accelerated Approval Program, but such mechanism may not actually lead to a faster development or regulatory review or approval process. If we are unable to obtain approval of TRC101 through the Accelerated Approval Program in the United States, we may be required to conduct additional nonclinical and clinical studies and trials beyond those that we currently contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing approval. Even if we receive approval from the FDA under the Accelerated Approval Program, if our confirmatory postmarketing trial does not verify clinical benefit, or if we do not comply with rigorous postmarketing requirements, the FDA may seek to withdraw the approval.
We currently plan to seek U.S. approval for our sole product candidate, TRC101, through the FDA’s Accelerated Approval Program based on the results of our Phase 1/2 trial, TRCA-101, our pivotal Phase 3 clinical trial, TRCA-301, and our safety extension trial, TRCA-301E. For any approval to market a drug product, we must provide the FDA and foreign regulatory agencies with clinical data that adequately demonstrate the safety and efficacy of the product for the indication applied for in the New Drug Application, or NDA, or other respective regulatory filings. As described in the “Government Regulation” section, the Accelerated Approval Program is one of several approaches used by the FDA to make prescription drugs more rapidly available for the treatment of serious or life-threatening diseases. Section 506(c) of the Federal Food, Drug and Cosmetic Act, or FFDCA, provides that the FDA may grant accelerated approval to “a product for a serious or life-threatening condition upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.” Approval under the Accelerated Approval Program is subject, however, to the requirement that the applicant conduct additional postmarketing clinical trials to verify and describe the drug’s clinical benefit, where there is uncertainty as to the relationship of the surrogate endpoint to the clinical benefit, or of the observed clinical endpoint to ultimate outcome. Typically, clinical benefit is verified when postmarketing clinical trials show that the drug provides a clinically meaningful positive therapeutic effect, that is, an effect on how a patient feels, functions, or survives. The FDA may require that any confirmatory postmarketing trial be initiated or substantially underway prior to the submission of an application under the Accelerated Approval Program. And, if such confirmatory postmarketing trial fails to confirm the drug’s clinical profile or risks and benefits, the FDA may withdraw its approval of the drug.
The FDA has broad discretion with regard to approval under the Accelerated Approval Program, and even if we believe that the Accelerated Approval Program is appropriate for TRC101, we cannot assure

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you that the FDA will ultimately agree. Furthermore, even if we do obtain approval under the Accelerated Approval Program, we may not experience a faster development process, review or approval compared to conventional FDA procedures.
We have sought feedback from the FDA on our ability to seek and receive approval for TRC101 under the Accelerated Approval Program, but there can be no assurance that the FDA will ultimately agree that the results of our pivotal Phase 3 clinical trial, TRCA-301, and our safety extension trial, TRCA-301E, and the design of our confirmatory postmarketing trial, VALOR-CKD, will be sufficient to support such approval. There also can be no assurance that after subsequent FDA feedback that we will continue to pursue approval under the Accelerated Approval Program. Furthermore, if we submit an application for approval through the Accelerated Approval Program, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. For example, the FDA could require us to conduct further studies or trials prior to considering our application or granting approval of any type, including by determining that approval under the Accelerated Approval Program is not appropriate and that our pivotal Phase 3 clinical trial, TRCA-301, may not be used to support approval under the conventional pathway. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because our submission is deemed incomplete by the FDA. A failure to obtain approval under the Accelerated Approval Program could result in a longer time period to commercialize TRC101, could increase the cost of development of it and could significantly harm our financial position and competitive position in the marketplace.
Even if we receive approval for TRC101 under the Accelerated Approval Program, we will be subject to rigorous postmarketing requirements, including the completion of our confirmatory postmarketing trial, VALOR-CKD, or such other confirmatory postmarketing trials as the FDA may require, to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw the approval for multiple reasons, including if we fail to conduct any required confirmatory postmarketing trial with due diligence, a confirmatory postmarketing trial does not confirm the predicted clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.
Any delay in obtaining, or inability to obtain, approval under the Accelerated Approval Program would delay or prevent commercialization of TRC101 and would materially adversely affect our business, financial condition, results of operations, cash flows and prospects.
We may be unable to obtain regulatory approval for TRC101 under applicable regulatory requirements.
To gain approval to market a drug product, regardless of whether it is through Accelerated Approval or the conventional pathway, we must provide the FDA and foreign regulatory agencies with clinical data that adequately demonstrates the safety and efficacy of the product for the intended indication applied for in the NDA or other respective regulatory filing. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials even after promising results in earlier nonclinical or clinical studies and trials. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Success in nonclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct.
Our business currently depends entirely on the successful development, regulatory approval and commercialization of our sole product candidate, TRC101. Based on the results of our pivotal Phase 3 clinical trial, TRCA-301, we plan to prepare and submit an NDA seeking approval under the FDA’s Accelerated Approval Program to market TRC101. We currently have efficacy and safety data from both our TRCA-101 trial and from our pivotal Phase 3 clinical trial, TRCA-301. In addition to our TRCA-101 and

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TRCA-301 clinical results, our NDA submission will include data from our safety extension trial, TRCA-301E, and such additional data may be less favorable than the information we have currently.
Furthermore, TRC101 may not receive marketing approval even though we believe we achieved the primary and secondary endpoints in our pivotal Phase 3 clinical trial, TRCA-301. The FDA and other foreign regulatory agencies have substantial discretion in evaluating the results of our pivotal Phase 3 clinical trial, TRCA-301, and our earlier Phase 1/2 trial, TRCA-101. For example, notwithstanding our view to the contrary, the FDA may determine that the efficacy data and/or safety data from our Phase 1/2 trial, TRCA-101, our pivotal Phase 3 clinical trial, TRCA-301, and our safety extension trial, TRCA-301E, do not support approval of an NDA for TRC101. Clinical data often is susceptible to varying interpretations and many companies that have believed that their products performed satisfactorily in clinical trials have nonetheless failed to obtain FDA approval for their products. The FDA or foreign regulatory agencies may disagree with our trial design and our interpretation of data from our Phase 1/2 trial, TRCA-101, our pivotal Phase 3 clinical trial, TRCA-301, our safety extension trial, TRCA-301E, or our nonclinical studies. Upon the FDA’s review of the data from our pivotal Phase 3 clinical trial, TRCA-301, and our safety extension trial, TRCA-301E, it may request that we conduct additional analyses of the data and, if it believes that the data are not satisfactory, could advise us to delay our submission of an NDA. Accordingly, we may not submit our NDA for TRC101 within our anticipated time frame and, even after we make the submission, the FDA may not accept it for filing, may request additional information from us, including data from additional clinical trials, and, ultimately, may not grant marketing approval for TRC101.
While there are comparable approval pathways outside the United States that are similar to the Accelerated Approval Program, we have not yet explored whether TRC101 might qualify for such a program. Foreign regulatory authorities may determine that the results of our pivotal Phase 3 clinical trial, TRCA-301, and our safety extension trial, TRCA-301E, and our earlier Phase 1/2 trial, TRCA-101, are not sufficient to support regulatory approval and may require us to complete additional clinical trials or other studies prior to submitting an application for approval.
The denial of regulatory approval for TRC101 could mean that we need to cease operations, and a delay in obtaining such approval could delay commercialization of TRC101 and adversely impact our ability to generate revenue, our business and our results of operations.
If we are not successful in commercializing TRC101, or are significantly delayed in doing so, our business will be materially harmed, and we may need to curtail or cease operations. We currently have no drug products approved for sale, and we may never obtain regulatory approval to commercialize TRC101, either under FDA’s Accelerated Program or the conventional pathway. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory agencies in the United States and other countries, and such regulations differ from country to country. We are not permitted to market TRC101 in the United States until we receive approval of an NDA from the FDA.
The FDA or any foreign regulatory agency can delay, limit or deny approval to market TRC101 for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency that TRC101 is safe and effective for the requested indication;

•	our inability to gain agreement from the FDA that TRC101 is appropriate for approval under FDA’s Accelerated Approval Program;

•	our inability to gain agreement from applicable foreign regulatory authorities that TRC101 is appropriate for approval under applicable regulatory pathways;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with the interpretation of data from nonclinical and clinical studies and trials;

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•	our inability to demonstrate that the clinical and other benefits of TRC101 outweigh any safety or other perceived risks;

•	our ability to enroll an adequate number of patients in our confirmatory postmarketing trial, VALOR-CKD;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical or clinical studies or trials;

•	the FDA’s or the applicable foreign regulatory agency’s having differing requirements for the trial protocols used in our clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s non-approval of the formulation, labeling and/or the specifications of TRC101;

•	the FDA’s or the applicable foreign regulatory agency’s failure to accept the manufacturing processes or third-party manufacturers with which we contract; or

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.
Of the large number of drugs in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized.
Even if we eventually complete clinical testing and receive approval of an NDA or foreign marketing authorization for TRC101, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials, which may be required after approval. The FDA or the applicable foreign regulatory agency may also approve TRC101 for a more limited indication and/or a narrower patient population than we originally request, and the FDA or applicable foreign regulatory agency may not approve the labeling that we believe is necessary or desirable for the successful commercialization of TRC101. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of TRC101 and would materially adversely impact our business and prospects.
Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Failure can occur at any stage of clinical development. We have not submitted an NDA for TRC101, or similar drug approval filings, to the FDA or to comparable foreign authorities.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of nonclinical and clinical studies and trials of our product candidate may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in our Phase 1/2 trial, TRCA-101, and our pivotal Phase 3 trial, TRCA-301, for TRC101 do not ensure that our late-stage clinical program, including our ongoing safety extension trial, TRCA-301E, will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical and clinical studies and trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies and trials, and we cannot be certain that we will not face similar setbacks. Based upon negative or inconclusive results, we or any potential future collaborator may decide, or regulators may require us, to conduct additional nonclinical and clinical studies and trials. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Furthermore, we rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed

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activities, we have limited influence over their actual performance. Even though we completed our pivotal Phase 3 clinical trial, TRCA-301, and even if our safety extension trial, TRCA-301E, and any future clinical trials are completed, the results may not be sufficient to obtain regulatory approval, regardless of whether it is through the Accelerated Approval Program or the conventional pathway, for TRC101 in the time frame we anticipate, or at all. Additional clinical trial results may inform our understanding of the safety and efficacy of TRC101 and could impact the design and conduct of ongoing and future clinical trials.
For approval of TRC101 through the Accelerated Approval Program, the FDA has specifically requested that a confirmatory postmarketing clinical trial be completely or nearly completely enrolled prior to submission of our NDA. We may experience delays in enrolling an adequate number of patients in our confirmatory postmarketing trial, VALOR-CKD, which could affect the timing of our NDA submission, which we currently anticipate will be submitted in the second half of 2019. In addition, our confirmatory postmarketing trial, VALOR-CKD, may have a large dropout rate of participants, which could add time, expense and risk to the completion of the trial and could affect the results of the trial.
In addition, we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or aborted for a variety of reasons, including delay or failure to:

•	obtain regulatory approval to commence a trial, if applicable;

•
reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain ethics committee or institutional review board, or IRB, approval at each site;

•	recruit suitable patients to participate in a trial and have such patients complete the clinical trial or return for post-treatment follow-up;

•	ensure that clinical sites follow the trial protocol, comply with good clinical practices, or GCPs, and continue to participate in a clinical trial;

•	address any patient safety concerns that arise during the course of a clinical trial;

•	ensure that patients comply with and complete clinical trial protocol;

•	achieve a sufficient level of endpoint events in the placebo group, if applicable;

•	initiate or add a sufficient number of clinical trial sites;

•	ensure that trial sites do not deviate from clinical trial protocol or drop out of a clinical trial;

•	address any conflicts with new or existing laws or regulations;

•	manufacture sufficient quantities of product candidate for use in clinical trials and ensure clinical trial material is provided to clinical sites in a timely manner; and

•	obtain the statistical analysis plan to be used to evaluate the clinical trial data.
Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

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We could also encounter delays if a clinical trial is suspended or terminated by us, by the ethics committees or IRBs of the institutions in which such trials are being conducted, by an independent Safety Review Board, or SRB, for such trial or by the FDA or other regulatory agencies. Such parties may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Further, conducting clinical trials in foreign countries presents additional risks that may delay completion of our clinical trials. These risks include the failure of physicians or enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. In addition, the FDA may determine that clinical trial results obtained in foreign subjects do not represent the safety and efficacy of a product when administered in U.S. patients and are thus not supportive of an NDA approval in the United States.
If we experience delays in the start or completion of, or termination of, any clinical trial of our sole product candidate, TRC101, the commercial prospects of TRC101 may be harmed, and our ability to generate product revenues from TRC101 will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our TRC101 development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of TRC101.
Results from completed human clinical trials may not be representative of the results that are obtained after approval, if obtained, and product launch.
Human clinical trials are very complicated undertakings and working with subjects with CKD is particularly difficult because of the serious nature of the disease and the comorbidities experienced by the subjects. If we obtain FDA approval under the Accelerated Approval Program, safety risks not identified in our prior clinical trials may first appear after we obtain approval and commercialize TRC101. Any new postmarketing adverse events may significantly impact our ability to market TRC101 and may require that we recall and discontinue commercialization of the product. Furthermore, if the confirmatory postmarketing trial, VALOR-CKD, fails to confirm TRC101’s clinical profile or clinical benefits, the FDA may withdraw its approval of TRC101. Any of these events would materially harm our business.
We have relied and continue to rely on third parties, particularly CROs, to conduct and complete our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize TRC101, if approved.
We do not have the ability to independently conduct clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to conduct clinical trials for TRC101. We rely on these third parties to conduct and complete our clinical trials according to GCPs and the study protocol, statistical analysis plan and other study-specific documents (for example, monitoring and blinding plans). Responsibilities of these third parties include, but are not limited to, monitoring of the study sites and ensuring that the study is conducted in compliance with International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines and GCPs, the informed consent process, protocol-specified requirements, safety reporting requirements, data collection guidelines and all study-specific blinding procedures.

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Our safety extension trial, TRCA-301E, is being conducted at 29 sites in the United States and Europe. Our confirmatory postmarketing trial, VALOR-CKD, is being conducted in a significantly greater number of countries and a significantly greater number of sites than TRCA-301E. The third parties with whom we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and, except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our program. Although we rely on these third parties to conduct all of our clinical trials in accordance with a transfer of obligations, we remain responsible for ensuring that each of our clinical trials is conducted and its data analyzed in accordance with its protocol and statistical analysis plan. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, including ICH guidelines and GCPs for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.
In addition, the execution of clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. Moreover, these third parties may also have relationships with other commercial entities, some of which may compete with us. These third parties may terminate their agreements with us upon as little as 30 days’ prior written notice. Some of these agreements may also be terminated by such third parties under certain other circumstances, including our insolvency. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the intentional or inadvertent failure to adhere to our clinical trial protocols or GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties, which could be difficult, costly or impossible, and our clinical trials may be extended, delayed or terminated or may need to be repeated. The third parties upon whom we rely may be inspected by FDA or other regulatory authorities in relation to our, or to other, studies or trials. Such inspections may result in FDA or other regulatory authorities not accepting the data produced by the third party.
If any of the foregoing were to occur, we may not be able to obtain regulatory approval for or commercialize TRC101, which would have a material adverse effect on our business, results of operations and financial condition.
We rely completely on third-party suppliers to manufacture our clinical drug supply of TRC101 drug substance and drug product, and we intend to rely on third parties to produce commercial supply of TRC101 drug substance and drug product, if approved.
We do not currently have, nor do we plan to acquire, the infrastructure or internal capability to manufacture TRC101 on a clinical or commercial scale. As such, we contract with third-party service providers to manufacture TRC101 drug substance and drug product and to perform analytical testing services under cGMPs. Pharmaceutical manufacturing facilities are subject to inspection by the FDA and foreign regulatory agencies on a regular basis, before and after product approval.
We do not directly control, and are completely dependent on, our contract manufacturers for compliance with, applicable requirements including cGMP, for manufacture of both TRC101 drug substance and drug product. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications or they are unable to comply with the strict regulatory requirements of the FDA or foreign regulatory agencies, we will not be able to secure and/or maintain adequate supply of TRC101 drug substance and drug product. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such other materials and products. As a result, failure to meet the

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regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our contract manufacturers’ facilities. If our contract manufacturers’ facilities fail to comply with the FDA or a comparable foreign regulatory agency requirements, we may need to find alternative manufacturing facilities for TRC101 drug substance or drug product, which would negatively impact our ability to develop, obtain regulatory approval for, or market TRC101, if approved, and materially adversely affect our financial condition.
We currently depend on a single third-party supplier for the manufacture of TRC101 drug substance, and any performance failure on the part of our supplier could delay the development and potential commercialization of TRC101.
We cannot be certain that our drug substance supplier will continue to provide us with sufficient quantities of TRC101 drug substance, or that our manufacturers will be able to produce sufficient quantities of drug product incorporating such drug substance, to satisfy our anticipated specifications and quality requirements, or that such quantities can be obtained at pricing necessary to sustain acceptable pharmaceutical margins. We believe that there are a limited number of experienced contract manufacturers in the world capable of manufacturing a polymeric drug substance such as TRC101. Our current dependence on a single supplier for our drug substance and the challenges we may face in obtaining adequate supply of TRC101 drug substance involves several risks, including limited control over pricing, availability, quality and delivery schedules. Any supply interruption in TRC101 drug substance or drug product could materially harm our ability to complete our development program or satisfy commercial demand, if approved, until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of TRC101, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.
Moreover, our current supplier of drug substance may not have the capacity to manufacture TRC101 drug substance in the quantities that we believe will be sufficient to meet anticipated market demand or to enable us to achieve the economies of scale necessary to reduce the manufacturing cost of TRC101 drug substance. We are currently negotiating the terms of a commercial supply agreement with our current drug substance supplier and engaging in discussions with a potential second supplier for commercial drug substance. These negotiations may not lead to a definitive agreement on acceptable terms, or at all, which would have a material adverse effect on our business. Our business plan assumes that we are able to develop a supply chain with multiple suppliers and significantly decrease our cost of goods within the first several years of commercialization of TRC101, if approved, enabling us to achieve gross margins similar to those achieved by other companies with polymer based drugs. If we are unable to reduce the manufacturing cost of TRC101 drug substance, our financial results will suffer and our ability to achieve profitability will be significantly jeopardized. Outside of our current supplier, we currently do not have any agreements for the commercial production of TRC101 drug substance. If our contract manufacturer for drug substance is unable to source, or we are unable to purchase, sufficient quantities of materials necessary for the production of TRC101 drug substance, the ability of TRC101 to reach its market potential or to be timely launched, would be delayed or suffer from a shortage in supply, which would impair our ability to generate revenues from the sale of TRC101. If there is a disruption to our contract manufacturers’ or suppliers’ relevant operations, we will have no other means of producing TRC101 drug substance until they restore the affected facilities or we or they procure alternative manufacturing facilities. Additionally, any damage to or destruction of our contract manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture TRC101 on a timely basis.

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We are in the process of scaling our two-step manufacturing process to commercial scale with our third-party supplier. Any performance failure or time delay in scaling our two-step drug substance manufacturing process could materially adversely affect or delay validation of our manufacturing process or interrupt the execution of our confirmatory postmarketing trial, VALOR-CKD, and potentially impact the commercialization of TRC101, if approved.
While we believe we have sufficient drug substance to supply the anticipated demand for at least the first 12 months of our confirmatory postmarketing trial, VALOR-CKD, we are in the process of scaling our two-step manufacturing process to commercial scale with our third-party supplier. The scale of the first step in our drug substance manufacturing process, step one, is being increased from approximately 340 kg/batch and the scale of the second step in our manufacturing process, step two, is being increased from approximately 65 kg/batch to provide targeted commercial batch sizes for each of the steps in the range of 500 to 700 kg. As compared to soluble, small organic molecule pharmaceuticals, insoluble, non-absorbed polymers are manufactured in larger batches to satisfy greater doses, e.g., gram quantities versus milligram or even microgram quantities per dose, which presents unique requirements both in terms of scale-up and process controls. We are in the process of scaling and optimizing the current production methods to meet our anticipated commercial needs without introducing changes to key TRC101 properties, including binding capacity, selectivity for hydrochloric acid and non-absorption. We use acid binding, competitive anion binding and particle size measurement assays to confirm these properties. Any difficulties experienced in the ongoing scale-up or optimization of our drug substance manufacturing processes to commercial scale could materially adversely affect or delay our ability to (i) meet regulatory process validation requirements to demonstrate that our manufacturing process is capable of consistently delivering quality product, or (ii) have sufficient quantities of TRC101 drug product manufactured to successfully conduct our confirmatory postmarketing trial, VALOR-CKD, or (iii) have sufficient quantities of TRC101 drug substance and drug product to supply commercial supply of TRC101, if approved, all of which would have a material adverse effect on our business and our prospects.
If we fail to establish an effective distribution process for TRC101 drug product, if approved, our business may be adversely affected.
We do not currently have the infrastructure necessary for distributing pharmaceutical products to patients. We intend to contract with a third-party logistics company to warehouse TRC101 and distribute it. This distribution network will require significant coordination with our sales and marketing and finance teams. Failure to secure contracts with a logistics company could negatively impact the distribution of TRC101, if approved, and failure to coordinate financial systems could negatively impact our ability to accurately report product revenue. If we are unable to effectively establish and manage the distribution process, the commercial launch and sales of TRC101, if approved, will be delayed or severely compromised and our results of operations may be harmed.
Even if TRC101 obtains regulatory approval, it may never achieve market acceptance or commercial success, which will depend, in part, upon the degree of acceptance among physicians, patients, patient advocacy groups, health care payers and the medical community.
Even if we obtain FDA or other regulatory approvals, TRC101 may not achieve market acceptance among physicians, patients, patient advocacy groups, health care payers or the medical community, and may not be commercially successful. If approved, market acceptance of TRC101 depends on a number of factors, including:

•	the efficacy of the product as demonstrated in clinical trials;

•	the prevalence and severity of any side effects and overall safety profile of the product;

•	the clinical indications for which the product is approved;

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•	the potential and perceived advantages of TRC101 over current options or future alternative treatments;

•	the strength of our marketing organization and distribution channels;

•	the quality of our relationships with patient advocacy groups;

•	the availability and sufficiency of third-party coverage and adequate reimbursement;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective chronic daily treatment and willingness of physicians to prescribe TRC101;

•	the cost of treatment in relation to alternative treatments and willingness to pay for TRC101, if approved, on the part of patients;

•	relative convenience and ease of administration of TRC101; and

•	the availability of the product and our ability to meet market demand, including providing a reliable supply for long-term daily treatment.
Any failure by our product candidate, if it obtains regulatory approval, to achieve market acceptance or commercial success would adversely affect our results of operations.
The incidence and prevalence of the target patient population for TRC101 are based on estimates and third-party sources. If the market opportunity for TRC101 is smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability might be materially and adversely affected.
Periodically, we make estimates regarding the incidence and prevalence of target patient populations based on various third-party sources and internally generated analysis. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for TRC101 will depend on, among other things, acceptance of TRC101 by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with TRC101, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm our business, financial condition, results of operations and prospects.
TRC101, if approved, may face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration.
While we are not aware of any therapies approved by the FDA for the chronic treatment of metabolic acidosis and are not aware of any active clinical development programs other than ours for such a treatment in the United States, the pharmaceutical market is highly competitive and dynamic, and is characterized by rapid and substantial technological development and product innovations. Our TRC101 development program may serve as a template for a fast follower to develop a competing product candidate. Furthermore, we expect TRC101 to compete against non-approved options for increasing blood bicarbonate levels, including oral alkali supplementation such as sodium bicarbonate, sodium citrate or potassium citrate. TRC101 may not be able to compete effectively with existing non-approved options for increasing blood bicarbonate levels or new drugs that may be developed by competitors. The risk of competition is specifically important to us because TRC101 is our only product candidate.
Our competitors may have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular, may have extensive expertise in nonclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or

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technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.
Failure to compete effectively against available options for raising blood bicarbonate levels or in the future with new products would materially harm our business, financial condition and results of our operations.
We currently have limited sales or marketing capabilities. If we are unable to establish effective sales and marketing capabilities or if we are unable to enter into agreements with third parties to commercialize TRC101, we may not be able to effectively generate product revenues.
We currently have limited sales or marketing capabilities. In order to commercialize TRC101, if approved, we must build marketing and sales capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If TRC101 is approved by the FDA, we plan to initially commercialize it in the United States by deploying an 80- to 100-person specialty sales force targeting that subset of nephrologists most focused on treating CKD patients. Building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact the commercialization of our product. The competition for talented individuals experienced in selling and marketing pharmaceutical products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate, either globally or on a territory-by-territory basis, with third parties on the commercialization of TRC101. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize TRC101 if and when it receives regulatory approval or any such commercialization may experience delays or limitations.
We may be subject to additional risks related to operating in foreign countries either ourselves or through a third-party, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•
challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.
Our clinical development program may not uncover all possible adverse events that patients who take TRC101 may experience. The number of subjects exposed to TRC101 treatment and the average exposure time in the clinical development program may be inadequate to detect adverse events, or chance findings, that may only be detected once TRC101 is administered to more patients and for greater periods of time.
Clinical trials by their nature utilize a sample of the potential patient population. However, with a limited number of subjects and limited duration of exposure, we cannot be fully assured that TRC101 has no serious or severe side effects, and any such side effects may only be uncovered with a significantly larger number of patients exposed to the drug candidate. It is possible that ongoing and future clinical trials, as well as reports received from TRC101 use commercially, if approved, may identify safety concerns.
Although we have monitored the subjects in our trials for certain safety concerns and we have not seen evidence of significant safety concerns in our clinical trials to date, patients treated with TRC101 may experience adverse reactions. The most commonly reported adverse effect of TRC101 in the TRCA-101 trial was mild-to-moderate GI events, such as diarrhea and constipation. The most commonly reported treatment-related adverse events in the TRCA-301 trial were mild to moderate GI disorders, which included diarrhea, flatulence, nausea and constipation. It is possible that the FDA may ask for additional data regarding such matters. In addition, CKD patients often experience significant and frequent comorbidities and are being treated with other medications. Although in vitro studies and human drug-drug interaction, or DDI, studies available to date indicate that TRC101 does not interact with medications commonly used by CKD patients, if significant DDIs occur in the future, TRC101 may no longer be compatible with some of the medications used to treat CKD patients. If safety problems occur or are identified after TRC101 reaches the market, the FDA may require that we amend the labeling of TRC101, recall TRC101, or even withdraw approval for TRC101.
The FDA may not agree that the safety of TRC101 has been sufficiently characterized by the amount and quality of data provided from our clinical development program.
The NDA safety database for new drugs intended for chronic use in non-life-threatening conditions typically includes at least 1,500 individuals, with at least 100 patients exposed to the drug for a minimum of one year (Guideline for Industry ICH-E1A: The Extent of Population Exposure to Assess Clinical Safety: For Drugs Intended for Long-term Treatment of Non-Life-Threatening Conditions). At the time of filing our NDA, we anticipate that the TRC101 safety database will be significantly smaller than the guidance suggests. Given the toxicology study results and clinical safety profile observed to date for TRC101, as well as the non-absorbed nature of the drug, we believe our proposed safety database will be adequate for the filing of the TRC101 NDA and its review through the Accelerated Approval Program. However, we cannot assure you that the FDA will agree with our proposal. If they require additional safety data in the initial NDA filing, this could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.
Our product candidate, TRC101, may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, reduce the commercial attractiveness of a prescribing label or result in significant negative consequences following regulatory approval, if approved.
Clinical studies of TRC101 could reveal a high and unacceptable incidence and severity of undesirable and currently unknown side effects. Undesirable side effects could adversely affect patient enrollment in clinical studies, cause us or regulatory authorities to interrupt, delay or halt clinical studies or

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result in the delay, denial or withdrawal of regulatory approval by the FDA, the European Medicines Agency, or EMA, or other global regulatory authorities. Undesirable side effects also could result in regulatory authorities mandating additional clinical testing prior to approval, postmarketing testing following approval, or a more restrictive prescribing label for a product, which, in turn, could limit the market acceptance of the product by physicians and consumers.
Drug-related side effects could result in potential product liability claims, especially if they were not included in the consent forms for clinical trial patients or included in the warnings of any FDA-approved labeling. We currently carry product liability insurance covering use in our clinical trials in the amount of $15 million in the aggregate; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts if liability and legal costs exceed the threshold limited. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations, business and financial condition, and commercial reputation. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical study participants, increased costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators or other governmental entities, monetary awards to patients or other claimants, the inability to commercialize TRC101 and decreased demand for our product, if approved for marketing.
Additionally, if TRC101 receives regulatory approval, and we or others later identify undesirable side effects or unanticipated adverse events caused by such product, a number of potentially significant negative consequences could result, including but not limited to:

•	the requirement of additional warnings on the prescribing label;

•	the withdrawal of approvals by regulatory authorities;

•
the requirement of a risk evaluation and mitigation strategy plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

•	litigation and the potential to be held liable for harm caused to patients; and

•	an adverse effect on our reputation.
Any of these events could prevent us from achieving or maintaining market acceptance of TRC101 and could significantly harm our business, results of operations, financial condition and prospects.
We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.
As of December 31, 2018, we had 76 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations, regulatory filings, manufacturing and supply activities, clinical trials, marketing and commercialization activities for TRC101. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	expand our general and administrative and sales and marketing organizations;

•	identify, recruit, retain, incentivize and integrate additional employees;

•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

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•	continue to improve our operational, legal, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to successfully develop and commercialize TRC101 will depend, in part, on our ability to effectively manage any future growth. Our management will have to dedicate a significant amount of its attention to managing these growth activities. In addition, we expect to incur additional costs in hiring, training and retaining such additional personnel.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully execute the tasks necessary to further develop and commercialize our product candidate and, accordingly, may not achieve our research, development and commercialization goals.
If we fail to attract and keep senior management, we may be unable to successfully develop TRC101, conduct our clinical trials and commercialize TRC101, if approved.
Our success depends in part on our continued ability to attract, retain and motivate highly qualified personnel. In particular, we are highly dependent upon our experienced senior management. The loss of services of any of these individuals or our inability to attract and retain additional qualified personnel could delay or prevent the successful development of our product, completion of our planned clinical trials or the commercialization of TRC101. Although we have entered into employment agreements with our senior management team, these agreements do not provide for a fixed term of service. Any of our employees could leave our employment at any time, with or without notice.
Although we have not historically experienced unique difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.
We may hire part-time employees or use consultants. As a result, certain of our employees, officers, directors or consultants may not devote all of their time to our business, and may from time to time serve as employees, officers, directors and consultants of other companies.
Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. In connection with our initial public offering, we adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from misconduct or other failure to be in compliance with applicable laws or regulations.
Misconduct by our employees, independent contractors, consultants, commercial partners and vendors could include intentional failures to comply with FDA or international regulations, provide accurate information to the FDA or other international regulatory bodies, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data timely, completely and accurately or disclose unauthorized activities to us. In particular,

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by third parties could also involve the improper use of information obtained in the course of clinical trials.
If our operations are found to be in violation of any of the laws described above or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government-funded healthcare programs, such as Medicare and Medicaid, additional integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
If we seek and obtain approval to commercialize TRC101 outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.
If TRC101 is approved for commercialization outside the United States, we may enter into agreements with third parties to market TRC101 outside the United States. We expect that we will be subject to additional risks related to entering into these international business relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and foreign drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems, and different competitive drugs indicated to treat metabolic acidosis;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by these distributors; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our Term Loan contains restrictions that limit our flexibility in operating our business.
Our Term Loan with Hercules contains various covenants that limit our ability to engage in specified types of transactions without obtaining prior consent from our lenders. These covenants limit our ability to, among other things:

•	use all of our cash;

•	create, incur, assume, guarantee or be or remain liable with respect to any indebtedness;

•	prepay any indebtedness;

•	subject our assets that serve as collateral under the loan agreement, our intellectual property and all other property and assets used in our business to any lien or legal process;

•	acquire, own or make investments;

•	repurchase or redeem shares of our capital stock;

•	declare or pay any cash dividends or make any other cash distributions;

•	lend money to our employees, officers or directors, or guarantee such loans;

•	waive, release or forgive indebtedness owed by our employees, officers or directors;

•	voluntarily or involuntarily transfer, sell, lease, license, lend or convey our assets;

•	merge or consolidate with another business organization;

•	change our corporate name, legal form or jurisdiction of formation;

•	suffer a change in control;

•	relocate our chief executive office or principal place of business; and

•	maintain deposit accounts or securities accounts without account control agreements in place.
The covenants in our Term Loan may limit our ability to take certain actions and, in the event that we breach one or more covenants, the agent may, and at the direction of the lenders will, declare an event of default and require that we immediately repay all amounts outstanding, plus penalties and interest, terminate their commitments to extend further credit and foreclose on the collateral granted to them to secure such indebtedness. The exercise of remedies by the lenders would have a material adverse effect on our business, operating results and financial condition.
Our debt obligations expose us to risks that could adversely affect our business, operating results, overall financial condition and may result in further dilution to our stockholders.
Our Term Loan with Hercules obligates us to make certain interest and principal payments. Our ability to make payments on this indebtedness depends on our ability to generate cash in the future. We expect to experience negative cash flow for the foreseeable future as we fund our operations and capital expenditures. There can be no assurance we will be in a position to repay this indebtedness when due or obtain extensions to the maturity date. We anticipate that we will need to secure additional funding to repay these obligations when due. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If that additional funding involves the sale of equity securities or convertible securities, it would result in the issuance of additional shares of our capital stock, which would result in dilution to our stockholders.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

This level of debt could have an adverse impact on our business or operations. For example, it could:

•	limit our flexibility in planning for the development, clinical testing, approval and marketing of TRC101;

•	place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and

•	limit our ability to obtain additional funds.
We will continue to incur significant costs as a result of operating as a public company, and our management will continue to devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.
We will continue to incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and regulations regarding corporate governance practices. The listing requirements of The Nasdaq Global Select Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel devote and will need to continue to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations have increased our legal and financial compliance costs and will continue to make some activities more time consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
In addition, we implemented an enterprise resource planning, or ERP, system for our company. An ERP system is intended to combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to manage operations and track performance more effectively. The ongoing process improvements of our ERP system may result in substantial costs. Additionally, in the future, we may be limited in our ability to convert any business that we acquire to the ERP. Any disruptions or difficulties in using an ERP system could adversely affect our controls and harm our business, including our ability to forecast or make sales and collect our receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.
We will be subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission, or SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than an aggregate of $1.0 billion in non-convertible debt during the prior three-year period.
We have identified material weaknesses in our internal control over financial reporting, and if we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be materially adversely affected.
To date, we have never conducted a review of our internal control for the purpose of providing the reports required by the Sarbanes-Oxley Act. During our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, related to (i) the lack of sufficient qualified accounting personnel and controls with respect to the review of third-party valuations used to determine the fair value of our preferred stock tranche obligations and the recording of the corresponding fair value, and (ii) a lack of effective communication and coordination between the accounting and operations personnel with respect to estimation of progress to completion on work orders with contract manufacturers, which resulted in a number of adjustments in contract manufacturing accruals. Following identification of the material weaknesses, we have undertaken specific remediation actions to address the control deficiencies in our financial reporting. During the first quarter of 2018, we undertook specific remediation actions to address the control deficiencies in our financial reporting. These remediation actions included hiring a Chief Accounting Officer who has extensive experience in developing and executing plans to remediate control deficiencies. We added new control activities, modified existing controls, and enhanced the documentation that evidences that controls are performed. We concluded that the control deficiencies have been remediated as of March 31, 2018, as the applicable controls have operated for a sufficient period and we have concluded that these controls are operating effectively.
Furthermore, if in the future, we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The Nasdaq Global Select Market or other adverse consequences that would materially harm our business. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, and other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and our financial condition, or divert financial and management resources from our core business.
Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize TRC101.
We may seek to establish collaboration or similar agreements with one or more established biotechnology, pharmaceutical or specialty pharmaceutical companies to support the development, regulatory approval and commercialization of TRC101 outside of the United States and we may seek similar arrangements for the development or commercialization of TRC101. We may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

or biotechnology companies for TRC101, both in the United States and internationally. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so chose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.
Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.
Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.
Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. If we were to enter into any collaboration agreements, any such termination or expiration would adversely affect us financially and could harm our business reputation.
If we engage in acquisitions, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.
Although we currently have no intent to do so, we may attempt to acquire businesses, technologies, services, products or product candidates that we believe are a strategic fit with our business. If we do undertake any acquisitions, the process of integrating an acquired business, technology, service, products or product candidates into our business may result in unforeseen operating difficulties and expenditures, including diversion of resources and management’s attention from our core business. In addition, we may fail to retain key executives and employees of the companies we acquire, which may reduce the value of the acquisition or give rise to additional integration costs. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results. In addition, we may fail to realize the anticipated benefits of any acquisition.
Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.
Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of TRC101 and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

other applicable agencies may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy as well as unexpected changes in tariffs or trade barriers could also strain our suppliers, possibly resulting in supply disruption or increased prices. It may also harm our ability to attract and retain collaboration partners or customers. Additionally, currency fluctuations may affect our ability to successfully market and sell TRC101 in markets outside of the United States. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current or future economic climate and financial market conditions could adversely impact our business.
We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Our corporate headquarters and other facilities are located in the San Francisco Bay Area, which in the past has experienced severe earthquakes. We do not carry earthquake insurance. Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.
If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.
Furthermore, integral parties in our supply chain may operate from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.
Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in material disruptions to our drug development programs.
Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, cyber attacks, industrial espionage, other unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur, it could cause interruptions to our operations and result in material disruptions to our drug development programs. For example, the loss or theft of clinical trial data from completed or ongoing clinical trials for our product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

data. To the extent that any disruption or security breach were to result in a loss or theft of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be adversely affected, our reputation could be harmed and the further development of our product candidate could be delayed.
We are subject to European data protection laws, including the new EU General Data Protection Regulation 2016/679, or GDPR. If we fail to comply with existing or future data protection regulations, our business, financial condition, results of operations and prospects may be materially adversely affected.
By virtue of our clinical trial activities in Europe, we are subject to European data protection laws, including GDPR. The GDPR which came into effect on May 25, 2018, establishes new requirements applicable to the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), affords new data protection rights to individuals (e.g., the right to erasure of personal data) and imposes penalties for serious breaches of up to 4% annual worldwide turnover or €20 million, whichever is greater. Individuals (e.g., study subjects) also have a right to compensation for financial or non-financial losses (e.g., distress). There may be circumstances under which a failure to comply with GDPR, or the exercise of individual rights under the GDPR, would limit our ability to utilize clinical trial data collected on certain subjects. The GDPR will likely impose additional responsibility and liability in relation to our processing of personal data. This may be onerous and materially adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Government Regulation
The regulatory approval process is highly uncertain and we may not obtain approval under the Accelerated Approval Program or the conventional pathway, as required for the commercialization of TRC101.
The research, testing, manufacturing, labeling, approval, selling, import, export, pricing and reimbursement marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory agencies in the United States and other countries, which regulations differ from country to country. Neither we nor any future collaboration partner is permitted to market TRC101 in the United States until we receive approval of an NDA from the FDA. We have not submitted an application or obtained marketing approval for TRC101 anywhere in the world. Obtaining regulatory approval of an NDA, even under the Accelerated Approval Program, can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions or other actions, including:

•	warning letters;

•	civil and criminal penalties;

•	injunctions;

•	withdrawal of regulatory approval of products;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of production; and

•	refusal to approve pending NDAs or supplements to approved NDAs.
Prior to obtaining approval to commercialize a drug candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

satisfaction of the FDA or other foreign regulatory agencies, that such drug candidates are safe and effective for their intended uses. The number of nonclinical and clinical studies and trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. We will seek approval for TRC101 under the FDA’s Accelerated Approval Program, which would allow us to demonstrate an effect on a surrogate endpoint that is reasonably likely to predict TRC101’s clinical benefit, but we will be subject to rigorous postmarketing requirements, including the completion of one or more confirmatory postmarketing trials to verify the clinical benefit of TRC101. If unable to obtain approval under the Accelerated Approval Program, we will have to pursue a conventional approval pathway for TRC101. In addition, in such case, the FDA could determine that our pivotal Phase 3 clinical trial, TRCA-301, may not be sufficient to support approval under the conventional pathway. Results from nonclinical and clinical trials and studies can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our drug candidate is promising, such data may not be sufficient to support approval by the FDA and other regulatory agencies. Administering drug candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory agencies denying approval of a drug candidate for any or all targeted indications.
Both accelerated and conventional regulatory approval pathways of an NDA or NDA supplement are not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process and we may encounter matters with the FDA that require us to expend additional time and resources and delay or prevent the approval of our product candidate. For example, the FDA may require us to conduct additional studies or trials for TRC101 either prior to approval or postmarketing, such as additional drug-drug interaction studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the number of subjects enrolled in our current clinical trials from the United States. Despite the time and expense exerted, failure can occur at any stage. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including, but not limited to, the following:

•	a drug candidate may not be deemed safe or effective;

•	the FDA might not approve our trial design and analysis plan;

•	the FDA may not find the data from nonclinical and clinical studies and trials sufficient;

•	clinical inspection(s) by the FDA or other regulatory authorities may result in unacceptable findings that could negatively impact approval of TRC101;

•	the FDA might not accept or deem acceptable a third-party manufacturers’ processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.
If TRC101 fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our business and results of operations will be materially and adversely harmed. Additionally, if the FDA requires that we conduct additional clinical trials, places limitations on TRC101 in our label, delays approval to market TRC101 or limits the use of TRC101, our business and results of operations may be harmed.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

We had multiple interactions with the FDA to finalize the protocol for the VALOR-CKD trial and initiated the trial in late 2018. Currently, we believe there are no outstanding questions or topics regarding the VALOR-CKD protocol with the FDA. However, the trial design may be impacted by clinical data generated while the VALOR-CKD trial is ongoing, including data that may affect key assumptions regarding sample size, endpoints, duration or the underlying standard of care, in which case we may be required to modify our planned clinical trials, or conduct additional clinical trials, before we can submit the NDA or comparable foreign applications.
We had multiple interactions with the FDA to finalize the protocol for the VALOR-CKD trial and initiated the trial in late 2018 in the United States and other countries with an anticipated sample size of approximately 1,600 subjects. The FDA has specifically requested that our confirmatory postmarketing trial, VALOR-CKD, be completely enrolled or nearly completely enrolled prior to submission of our NDA for TRC101. Our NDA submission may be delayed if we are unable to completely, or nearly completely, enroll our confirmatory postmarketing trial, VALOR-CKD, or the FDA imposes any additional requirements prior to NDA submission, any of which could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations. Although we believe there are no outstanding questions or topics regarding the protocol for the VALOR-CKD trial with the FDA, the trial design may be impacted by clinical data generated while the VALOR-CKD trial is ongoing, including data that may affect key assumptions regarding sample size, endpoints, duration or the underlying standard of care. If we are required to modify our planned clinical trials, or conduct additional clinical trials, before we can submit the NDA or comparable foreign applications, any such modification could have a material adverse effect on our expected clinical and regulatory timelines, business, prospects, financial condition and results of operations.
Because we are developing a product candidate for the treatment of a disease or condition on the basis of an unvalidated surrogate endpoint, there are increased risks that the FDA or other regulatory authorities may find that our clinical program provides insufficient evidence of clinical benefit, may have difficulty analyzing and interpreting the results of our clinical program, and may delay or refuse to approve TRC101.
There are no FDA-approved therapies for the chronic treatment of metabolic acidosis in CKD patients. In addition, we are not aware of any chronic therapeutic agent that has previously been approved by the FDA on the basis of a clinical trial that used blood bicarbonate level as the primary endpoint. We have engaged in discussions with the FDA regarding the design of our pivotal Phase 3 clinical trial, TRCA-301, and whether the use of blood bicarbonate as a surrogate endpoint is reasonably likely to predict clinical benefit. However, the FDA has discretion at any time, including during the NDA review, to determine whether there is support for the use of blood bicarbonate as a surrogate endpoint.
Key issues with our endpoint include uncertainty about the degree of change from baseline blood bicarbonate that will translate into improved clinical outcomes, the population in which such change is expected to translate into improved clinical outcomes, and the need for data supporting a causal relationship between blood bicarbonate concentration and clinical outcomes. As a result, we cannot be certain that FDA will ultimately conclude that the design and results of our pivotal Phase 3 clinical trial, TRCA-301, which uses changes from baseline in blood bicarbonate level as the primary endpoint, and the 40-week extension study, TRCA-301E, will be sufficient for approval of TRC101.
Moreover, even if the FDA does find that changes from baseline in blood bicarbonate are sufficiently likely to predict clinical benefit for patients, the FDA may not agree that we have achieved the primary endpoint in our pivotal Phase 3 clinical trial, TRCA-301, to the magnitude or to the degree of statistical significance required by the FDA. Further, even if those requirements are satisfied, the FDA also could give overriding weight to inconsistent or otherwise confounding results on other efficacy endpoints or other results of the trial, including results on secondary and exploratory endpoints. The FDA also weighs the benefits of a product against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of regulatory approval. Regulatory authorities in other countries may take similar positions.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

We are conducting and may in the future conduct clinical trials for our product candidate, TRC101, outside the United States and the FDA may not accept data from such trials.
Although the FDA may accept data from clinical trials conducted outside the United States in support of safety and efficacy claims for TRC101, this is subject to certain conditions. For example, such foreign clinical trials should be conducted in accordance with GCPs, including review and approval by an independent ethics committee and obtaining the informed consent from subjects of the clinical trials. The foreign clinical data should also be applicable to the U.S. population and U.S. medical practice. Other factors that may affect the acceptance of foreign clinical data include differences in clinical conditions, study populations or regulatory requirements between the United States and the foreign country.
We conducted the TRCA-301 trial and are conducting the TRCA-301E trial and the VALOR-CKD trial with majority enrollment outside the United States and may, in the future, conduct clinical trials of our product candidates outside the United States. The FDA may not accept such foreign clinical data, and in such event, we may be required to re-conduct the relevant clinical trials within the United States, which would be costly and time-consuming, and which could have a material and adverse effect on our ability to carry out our business plans.
Even if we receive regulatory approval for TRC101, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, TRC101, if approved, could be subject to labeling and other restrictions and market withdrawal, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with TRC101.
Even if a drug is approved by the FDA and/or foreign regulatory agencies, regulatory agencies may still impose significant restrictions on a product’s indicated uses or marketing or impose various ongoing requirements. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs to assure compliance. In addition, if a drug receives approval under the FDA’s Accelerated Approval Program, it will be subject to special postmarketing requirements, including the completion of confirmatory postmarketing clinical trials to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw the approval for multiple reasons, including if we fail to conduct any required confirmatory postmarketing trial with due diligence, a confirmatory postmarketing trial does not confirm the predicted clinical benefit, other evidence shows that the product is not safe or effective under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.
If TRC101 receives approval under the Accelerated Approval Program, it will be subject to ongoing regulatory requirements for conducting postmarketing clinical studies and trials, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we must conduct the confirmatory postmarketing trial in a diligent manner and we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for TRC101. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote TRC101 for indications or uses for which it does not have FDA approval.
If TRC101 receives approval under the Accelerated Approval Program but we fail to conduct the required confirmatory postmarketing trials with due diligence or such postmarketing trials fail to confirm TRC101’s clinical profile or risks and benefits, the FDA may withdraw its approval. If a regulatory agency

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discovers previously unknown problems with TRC101, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, the regulatory agency may impose restrictions on the product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seize or detain products or require a product recall.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from TRC101. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from the sale of TRC101 our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.
The regulatory requirements and policies may change, and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we or any future collaboration partner are not able to maintain regulatory compliance, we or such collaboration partner, as applicable, may face government enforcement action and our business will suffer.
Currently we plan to seek regulatory approval to market TRC101 for the treatment of metabolic acidosis and slowing of kidney disease progression in CKD patients with metabolic acidosis and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing TRC101 for other indications.
We intend to seek FDA approval to market TRC101 for the treatment of metabolic acidosis and slowing of kidney disease progression in CKD patients with metabolic acidosis, but we cannot be certain what indication and what labeling language will be approved for TRC101 until the NDA review and potentially as late as approval. If TRC101 is approved under the Accelerated Approval Program, the indications and usage section of the label is likely to include a statement that clinical benefit of TRC101 has not yet been established and that continued approval may be contingent upon demonstration of clinical benefit in a confirmatory postmarketing trial. The FDA strictly regulates the promotional claims that may be made about prescription products, and TRC101 may not be promoted for uses that are not approved by the FDA as reflected in its approved labeling. Under applicable regulations, promoting uses that are not reflected in the FDA-approved labeling, referred to as “off-label” marketing, is prohibited. If we are found to have promoted such off-label uses, we may become subject to significant liability.

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If we fail to comply or are found to have failed to comply with FDA and other regulations related to the promotion of TRC101 for unapproved uses, we could be subject to criminal penalties, substantial fines or other sanctions and damage awards.
The regulations relating to the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. If we receive marketing approval for TRC101, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. We intend to implement compliance and training programs designed to ensure that our sales and marketing practices comply with applicable regulations. Notwithstanding these programs, the FDA or other government agencies may allege or find that our practices constitute prohibited promotion of TRC101 for unapproved uses. We also cannot be sure that our employees will comply with company policies and applicable regulations regarding the promotion of products for unapproved uses.
Over the past several years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various federal and state regulatory, investigative, prosecutorial and administrative entities in connection with the promotion of products for unapproved uses and other sales practices, including the Department of Justice and various U.S. Attorneys’ Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the FFDCA, the federal civil False Claims Act, or FCA, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with the promotion of products for unapproved uses and Medicare and/or Medicaid reimbursement. Many of these investigations originate as “qui tam” actions under the FCA. Under the FCA, any individual can bring a claim on behalf of the government alleging that a person or entity has presented a false claim, or caused a false claim to be submitted, to the government for payment. The person bringing a qui tam suit is entitled to a share of any recovery or settlement. Qui tam suits, also commonly referred to as “whistleblower suits,” are often brought by current or former employees. In a qui tam suit, the government must decide whether to intervene and prosecute the case. If it declines, the individual may pursue the case alone.
If the FDA or any other governmental agency initiates an enforcement action against us or if we are the subject of a qui tam suit and it is determined that we violated prohibitions relating to the promotion of products for unapproved uses, or other applicable prohibitions we could be subject to substantial civil or criminal fines or damage awards and other sanctions such as consent decrees and corporate integrity agreements pursuant to which our activities would be subject to ongoing scrutiny and monitoring to ensure compliance with applicable laws and regulations. Any such fines, awards or other sanctions would have an adverse effect on our revenue, business, financial prospects and reputation.
If approved, TRC101 may cause or contribute to adverse medical events that we are required to report to regulatory agencies and if we fail to do so we could be subject to sanctions that would materially harm our business.
Some participants in our Phase 1/2 trial, TRCA-101, and our pivotal Phase 3 clinical trial, TRCA-301, reported mild to moderate adverse effects after being treated with TRC101, most commonly mild-to-moderate GI events, such as diarrhea, flatulence, nausea and constipation. If we are successful in commercializing TRC101, FDA and most foreign regulatory agency regulations require that we report certain information about adverse medical events if the product may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of TRC101. If we fail to comply with our reporting obligations, the FDA or a foreign regulatory agency could take action, including criminal prosecution, the imposition of civil monetary penalties, and seizure of our products.

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If third-party manufacturers fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.
Before commercial distribution of TRC101, contract manufacturers may be inspected to determine acceptability by FDA or foreign regulatory agencies for their manufacturing facilities, processes and quality systems, as part of the NDA approval. In addition, pharmaceutical manufacturing facilities are subject to inspection by the FDA and foreign regulatory agencies on a regular basis, before and after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to continue to pass or initially pass federal, state or international regulatory inspections in a cost-effective manner.
If a third-party manufacturer with whom we contract is unable to comply with manufacturing regulations, TRC101 may not be approved, or we may be subject to fines, unanticipated compliance expenses, recall or seizure of our products, total or partial suspension of production and/or enforcement actions, including injunctions, and criminal or civil prosecution. These possible sanctions would adversely affect our financial results and financial condition.
We are currently only seeking regulatory approval to market TRC101 in the United States. If we want to expand the geographies in which we may market TRC101, we will need to obtain additional regulatory approvals.
We currently plan to seek regulatory approval for TRC101 in the United States. In the future, we may attempt to develop and seek regulatory approval to promote and commercialize TRC101 outside of the United States. In order to obtain such approvals, we may be required to conduct additional clinical trials or studies to support our applications, which would be time consuming and expensive, and may produce results that do not result in regulatory approvals. Further, we will have to expend substantial time and resources in order to establish the commercial infrastructure or pursue a collaboration arrangement that would be necessary to promote and commercialize TRC101 outside of the United States. If we do not obtain regulatory approvals for TRC101 in foreign jurisdictions, our ability to expand our business outside the United States will be severely limited.
Our failure to obtain regulatory approvals in foreign jurisdictions for TRC101 would prevent us from marketing our products internationally.
In order to market any product in the European Economic Area, or EEA (which is composed of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), and many other foreign jurisdictions, separate regulatory approvals are required. In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization. Before granting a Marketing Authorization, the EMA, or the competent agencies of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. It is unclear how the United Kingdom’s pending exit of the European Union may affect our ability to seek marketing authorization for the United Kingdom market.
The approval procedures vary among countries and can involve additional nonclinical and clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory agencies in other countries. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one or more foreign regulatory agencies does not ensure approval by regulatory agencies in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file we may not receive necessary approvals to commercialize TRC101 in any market. If we do not obtain regulatory approvals for TRC101 in foreign jurisdictions, our ability to expand our business outside the United States will be severely limited.

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We may be subject to healthcare laws, regulation and enforcement; our failure to comply with these laws could have a material adverse effect on our results of operations and financial conditions.
Although we do not currently have any products on the market, we are subject to a variety of regulatory requirements, including healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments and the foreign governments of the countries in which we conduct our business. Even though we are not in a position to make patient referrals and do not bill Medicare, Medicaid, or other government or commercial third-party payers, the federal and state healthcare fraud and abuse laws and regulations may be applicable to our business. The healthcare regulatory laws that affect our current and future operations include, among others:

•
the federal Anti-Kickback Statute, which is a criminal law that prohibits, among other things, any person from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward referrals, purchases, orders, or arranging for or recommending the purchase, order, or referral of any item or service for which payment may be made in whole or in part by a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The Patient Protection and Affordable Care Act, or PPACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute, so that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and individuals, such as prescribers, patients, purchasers, and formulary managers on the other the other hand. A conviction for violation of the Anti-Kickback Statute results in criminal fines and requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors to the federal Anti-Kickback Statute that protect certain common, industry practices from prosecution, the exceptions and safe harbors are drawn narrowly, and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor. The Anti-Kickback Statute safe harbors, particularly the discount safe harbor, are the subject of possible reform. Any changes to the safe harbors may impact how we contract with customers in the future and impact our future pricing strategies with payers;

•
federal civil and criminal false claims laws and civil monetary penalty laws, such as the federal civil False Claims Act (FCA) which imposes significant penalties and can be enforced by private citizens through civil qui tam (or “whistleblower”) actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented claims to the government that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,181 to $22,363 per false claim or statement for penalties assessed after January 29, 2018, with respect to violations occurring after November 2, 2015. For example, among other things, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes (e.g., under the Medicaid Drug Rebate Program), and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims.

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Criminal prosecution is also possible for making or presenting a false or fraudulent claim to the federal government;

•
the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, or collectively, HIPAA, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•
Under the HIPAA criminal federal healthcare fraud statute, it is a crime to knowingly and willfully execute, or attempt to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, in connection with the delivery of or payment for health care benefits, items, or services;

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U.S. and European reporting requirements detailing interactions with and payments to healthcare providers, such as the U.S. federal Physician Payments Sunshine Act, which requires, among others, “applicable manufacturers” of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report to the Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value provided to “covered recipients.” The term covered recipients includes U.S.-licensed physicians and teaching hospitals, and, for reports submitted on or after January 1, 2022, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Failure to submit required information may result in civil monetary penalties; and

•
state and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, and several recently passed state laws that require disclosures to state agencies and/or commercial purchasers with respect to certain price increases that exceed a certain level as identified in the relevant statutes; and

•
state law equivalents of each of the above federal laws, such as the Anti-Kickback Statute and FCA which may apply to items or services reimbursed by any third-party payer, including commercial insurers (i.e., so-called “all-payor anti-kickback laws”), as well as state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

In addition, the approval and commercialization of TRC101 outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Any

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action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.
In addition, federal and state governments are active in regulating payments made manufacturers to physicians. Some states mandate implementation of compliance programs and/or the tracking and reporting of gifts, compensation, and other remuneration to physicians. The evolving enforcement environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil, administrative and criminal penalties, damages, and fines; the curtailment or restructuring of our operations; contractual damages; disgorgement; reputational harm; additional oversight and reporting obligations pursuant to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws; exclusion from participation in federal and state healthcare programs; and individual imprisonment, any of which could adversely affect our ability to market TRC101, if approved, and adversely impact our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the applicable regulatory agencies or the courts, and their provisions are open to a variety of interpretations.
Legislative or regulatory FDA reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of TRC101 and to produce, market and distribute our products after clearance or approval is obtained.
From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of TRC101. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

•	additional clinical trials to be conducted prior to obtaining approval;

•	changes to manufacturing methods;

•	recall, replacement, or discontinuance of TRC101; and

•	additional record keeping.
Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals would harm our business, financial condition and results of operations.
Further, the United States and some foreign jurisdictions have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products, if approved, and profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access.
In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including the PPACA, which contains provisions that may potentially reduce the profitability of products, including, for example, increased rebates for

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products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. There have been judicial and Congressional challenges to the PPACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law, including the repeal, effective January 1, 2019, of the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain fees mandated by the PPACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Moreover, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount to eligible beneficiaries during their coverage gap period that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In the future, there may be additional challenges and amendments to the PPACA. It remains to be seen precisely what new legislation will provide, when it will be enacted, and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare, including the cost of pharmaceutical products.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains additional drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to end Medicare Part B coverage of medications and to shift those medication costs to Medicare Part D, to allow some states to negotiate drug prices under Medicaid and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize TRC101 and those for which we may receive regulatory approval in the future.
If we fail to obtain and sustain an adequate level of coverage and reimbursement for TRC101 by third-party payers, sales would be adversely affected.
We expect patients who have metabolic acidosis to need chronic treatment but we anticipate that most patients will rely on coverage and reimbursement by a third-party payer, such as Medicare, Medicaid or a private health insurer, to pay for such treatment. There will be no commercially viable market for TRC101 without coverage and reimbursement from third-party payers. Additionally, even if we obtain third-party payer coverage and reimbursement for TRC101, if the level of coverage and reimbursement is below our expectations, our revenue and gross margins will be adversely affected.

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Obtaining coverage and reimbursement approval for a product from a government or other third-party payer can be an expensive and time-consuming process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payer. We cannot be certain if and when we will obtain formulary approval to allow us to sell TRC101, if approved, into our target markets. Even if we do obtain formulary approval, third-party payers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from third-party payers vary depending on the payer, the insurance plan and other factors. A current trend in the United States health care industry is toward cost containment. Large public and private payers, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payers, including Medicare, are questioning the coverage of, and challenging the prices charged for medical products and services, and many third-party payers limit coverage of, or reimbursement for, newly approved health care products.
In addition, there may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses.
Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.
Coverage and reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.
We cannot be sure that reimbursement will be available for TRC101 and, if coverage and reimbursement are available, what the level of reimbursement will be. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payers for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
Reimbursement may impact the demand for, and the price of, TRC101, if approved. Assuming we obtain coverage for TRC101 by a third-party payer, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payers to reimburse all or part of the costs associated with those medications. Patients are unlikely to use TRC101 unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of TRC101. Therefore, coverage and adequate reimbursement is critical to new product

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acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
We expect to experience pricing pressures in connection with the sale of our product candidate due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for TRC101, if approved.
These cost-control initiatives could decrease the price we might establish for TRC101, which could result in product revenues being lower than anticipated. The pricing, coverage and reimbursement of TRC101, if approved, must be adequate to support a commercial infrastructure. If the price for TRC101 decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis.
Outside the United States, international operations are generally subject to extensive governmental price controls and market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, China and other countries will put pressure on the pricing and usage of TRC101. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for TRC101, if approved. Accordingly, in markets outside the United States, the reimbursement for TRC101 compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations which can harm our business.
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell TRC101 abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

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Risks Related to Intellectual Property
We may become subject to claims alleging infringement of third parties’ patents or proprietary rights and/or claims seeking to invalidate our patents, which would be costly, time consuming and, if successfully asserted against us, delay or prevent the development and commercialization of TRC101.
Our success depends in part on our ability to develop, manufacture, market and sell TRC101, if approved, and use our proprietary technologies without alleged or actual infringement, misappropriation or other violation of the patents and other intellectual property rights of third parties. There have been many lawsuits and other proceedings asserting patents and other intellectual property rights in the pharmaceutical and biotechnology industries. We cannot assure you that TRC101 will not infringe existing or future third-party patents. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that we may infringe by commercializing TRC101. There may also be issued patents or pending patent applications that we are aware of, but that we think are irrelevant to TRC101, which may ultimately be found to be infringed by the manufacture, sale, or use of TRC101. Moreover, we may face claims from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. In addition, TRC101 has a complex structure that makes it difficult to conduct a thorough search and review of all potentially relevant third-party patents. We may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of TRC101.
We may be subject to third-party claims in the future against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing a third-party’s patents. Furthermore, because of the potential for significant damage awards, which are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims resulting in large settlements. We may be required to indemnify future collaborators against such claims. If a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or forced to redesign it, or to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Even if we are successful in defending against such claims, such litigation can be expensive and time consuming to litigate and would divert management’s attention from our core business. Moreover, some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Any of these events could harm our business significantly.
In addition to infringement claims against us, if third parties prepare and file patent applications in the United States that also claim technology similar or identical to ours, we may have to participate in interference or derivation proceedings in the U.S. Patent and Trademark Office, or the USPTO, to determine which party is entitled to a patent on the disputed invention. Recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. This reform adds uncertainty to the possibility of challenge to our patents in the future. We may also become involved in similar opposition proceedings in the European Patent Office or similar offices in other jurisdictions regarding our intellectual property rights with respect to TRC101 and our technology. Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidate.

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We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe, misappropriate or otherwise violate our patents, trademarks, copyrights or other intellectual property, or those of our licensors. To counter infringement, misappropriation, unauthorized use or other violations, we may be required to file legal claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.
We may not be able to prevent, alone or with our licensees or any future licensors, infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from exploiting the claimed subject matter at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from exploiting its technology on the grounds that our patents do not cover such technology. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making, using, importing and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
In any infringement, misappropriation or other intellectual property litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
If our intellectual property related to TRC101 is not adequate, we may not be able to compete effectively in our market.
We rely upon a combination of patents, trade secret protection, employment and confidentiality agreements to protect the intellectual property related to TRC101. Any disclosure to or misappropriation by third parties of our confidential or proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.
The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or license may fail to result in issued patents in the United States or in foreign countries, and even if issued, the patents may not meaningfully protect TRC101, effectively prevent competitors and third parties from commercializing competitive products or otherwise provide us with any competitive advantage. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require us to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. Even if patents do successfully issue, third

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parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, patents granted by the European Patent Office may be opposed by any person within nine months from the publication of the grant. Similar proceedings are available in other jurisdictions, and in some jurisdictions third parties can raise questions of validity with a patent office even before a patent has granted. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. For example, a third party may develop a competitive product that provides therapeutic benefits similar to TRC101 but has a sufficiently different composition to fall outside the scope of our patent protection. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to TRC101 is successfully challenged, then our ability to commercialize TRC101 could be negatively affected, and we may face unexpected competition that could have a material adverse impact on our business. Further, if we encounter delays in our clinical trials, the period of time during which we could market TRC101 under patent protection would be reduced.
Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. If we or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering TRC101, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability against our intellectual property related to TRC101, we would lose at least part, and perhaps all, of the patent protection on TRC101. Such a loss of patent protection would have a material adverse impact on our business. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from exploiting its technology on the grounds that our patents do not cover that technology. Moreover, our competitors could counterclaim that we infringe their intellectual property, and some of our competitors have substantially greater intellectual property portfolios than we do.
We also rely on trade secret protection, employment and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain and/or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and endeavor to execute confidentiality agreements with all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors or third parties such as contract manufacturers will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, we and our third-party suppliers continue to refine and improve the manufacturing process, certain aspects of which are complex and

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unique, and we may encounter difficulties with new or existing processes, particularly as we seek to significantly increase our capacity to commercialize TRC101. Our reliance on contract manufacturers exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.
Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidate, TRC101.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to TRC101 or (ii) invent any of the subject matter claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

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Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.
We have not yet registered trademarks for a commercial trade name for TRC101 in the United States or elsewhere and failure to secure such registrations could adversely affect our business.
We have not yet registered trademarks for a commercial trade name for TRC101 in the United States or elsewhere. During trademark registration proceedings, our trademark application may be rejected. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties can oppose pending trademark applications and seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, approval may be delayed or we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
We may not be able to enforce our intellectual property rights throughout the world.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. For example, the requirements for patentability may differ in certain countries, particularly developing countries, and we may be unable to obtain issued patents that contain claims that adequately cover or protect TRC101 or any future product candidates. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.
Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market TRC101. Consequently, we may not be able to prevent third parties from practicing our technology in all countries outside the United States, or from selling or importing products made using our technology in and into those other jurisdictions where we do not have intellectual property rights. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Accordingly, our efforts to protect our intellectual property rights

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in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain and enforce adequate intellectual property protection for our technology.
We may be subject to claims that we or our employees, consultants, contractors or advisors have infringed, misappropriated or otherwise violated the intellectual property of a third party, or claiming ownership of what we regard as our own intellectual property.
Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the intellectual property and other proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these employees have used or disclosed such intellectual property or other proprietary information. Litigation may be necessary to defend against these claims.
In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. To the extent that we fail to obtain such assignments, such assignments do not contain a self-executing assignment of intellectual property rights or such assignments are breached, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.
Patent terms may be inadequate to protect our competitive position on our product candidate, TRC101, for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering TRC101 are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of our product candidate, TRC101, patents protecting TRC101 might expire before or shortly after TRC101 is commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
Intellectual property rights do not necessarily address all potential threats to our business.
Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether. In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

•	others may be able to make products that are similar to TRC101 but that are not covered by the claims of our patent rights;

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•	the patents of third parties may have an adverse effect on our business;

•
we or our licensors or any future strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•
issued patents that we may own or that we exclusively license in the future may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•
our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	third parties performing manufacturing or testing for us using our product candidates or technologies could use the intellectual property of others without obtaining a proper license;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Our Common Stock and This Offering
Our stock price may be volatile and fluctuate substantially and you may not be able to resell shares of our common stock at or above the price you paid.
The trading price of our common stock has been and, following the completion of this offering is likely to continue to be highly volatile and is subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	announcements of regulatory approval or a complete response letter to TRC101, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	adverse events experienced by the patient population taking TRC101, whether or not related to our product candidate;

•	changes or developments in laws or regulations applicable to TRC101;

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•	changes in existing tax laws, treaties or regulations or the interpretations or enforcement thereof, or the enactment or adoption of new tax laws, regulations or policies;

•	any adverse changes to our relationship with any manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to scale-up and optimize our manufacturing process;

•	the success of our efforts to acquire or license or discover additional product candidates, if any;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of our common stock;

•	sales of our common stock by us, our executive officers and directors or our stockholders in the future;

•	general economic and market conditions and overall fluctuations in the United States equity markets; and

•	the loss of any of our key scientific or management personnel.
In addition, the stock markets in general, and the markets for pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.
If securities or industry analysts do not or do not continue to publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our business, our stock price and trading volume could decline.
The trading market for our common stock is and will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who currently cover us issue, or in the event we obtain additional coverage and any new analyst issues, an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

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We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $         per share, based on the assumed initial public offering price of $        per share, the midpoint of the price range on the cover of this prospectus, and our pro forma net tangible book value as of             . In addition, following this offering, purchasers in this offering will have contributed approximately     % of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through                     , 2019, but will own only approximately     % of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

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If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.
We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.
Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. If stockholders who held shares of our common stock prior to our initial public offering sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline.
As of December 31, 2018, we have outstanding a total of 42,148,247 shares. Upon the closing of this offering we will have outstanding a total of            shares and            shares if the underwriters exercise their option to purchase additional shares. All of our outstanding shares of common stock (other than the shares held by an officer or director of the Company, which are subject to a lock-up agreement), are currently freely tradable in the public market. The underwriters may, in their sole discretion, permit our officers and directors who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
The lock-up agreements pertaining to this offering will expire    days from the date of this prospectus, following which approximately            shares of common stock will be eligible for sale in the public market.
In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our 2018 Equity Incentive Plan or our Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. The number of shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan will automatically increase on the first day of each fiscal year by the lesser of 4% of the number of shares of common stock outstanding on the first day of such fiscal year, 3,200,000 shares of our common stock or such lesser amount as is determined by our board of directors.
The number of shares of our common stock reserved for issuance under our ESPP will automatically increase on the first day of each fiscal year by the lesser of 1% of the number of shares of common stock outstanding on the first day of such fiscal year, 800,000 shares of our common stock or such lesser amount as is determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
Holders of an aggregate of approximately 28.2 million shares of our common stock are entitled, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the

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Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
As of December 31, 2018, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 67% of our outstanding voting stock.
Therefore, even after the completion of this offering these stockholders have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.
We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of our common stock.
Our management has broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently intend to use substantially all of the net proceeds of this offering for supporting our activities for our NDA submission and approval process for TRC101, manufacturing activities related to TRC101, conducting our safety extension trial, TRCA-301E, and conducting our confirmatory postmarketing trial, VALOR-CKD, commercial expenses related to TRC101, interest payments under our Term Loan with Hercules, and the remainder for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.
Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

•	a classified board of directors with 3-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors, unless the board of directors determines by resolution that any such vacancy shall be filled by the affirmative vote of the stockholders;

•	the prohibition on removal of directors without cause;

•
the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

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•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•
the required approval of at least 66 2⁄3% of the shares entitled to vote at an election of directors to adopt, amend or repeal certain provisions of our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•
the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•
advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.
We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware, or the DGCL. Under Section 203 of the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the DGCL, our amended and restated certificate of incorporation, which became effective immediately prior to the completion of our initial public offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•
We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•
We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with

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respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•
The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors and officers.
Our amended and restated certificate of incorporation and our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current or former directors, officers or employees.
Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine, or any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees, which may discourage such lawsuits against us and our current or former directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate and our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be required to pay severance benefits to our executive officers who are terminated in connection with a change in control, which could harm our financial condition or results.
Certain of our executive officers are parties to severance arrangements that contain change in control and severance provisions providing for aggregate cash payments of up to approximately $4.8 million for severance and other benefits and acceleration of vesting of stock options with a value of approximately $27.0 million (as of December 31, 2018, based on The Nasdaq Global Select Market closing price of $23.58 per share) in the event of a termination of employment in connection with a change in control of our company. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.
We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our

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Term Loan restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.
Our ability to use our net operating losses to reduce our tax liability may be limited.
We have incurred substantial losses during our history. Our ability to utilize net operating loss carryforwards is subject to the rules of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. Section 382 generally restricts the use of net operating loss carryforwards after an “ownership change.” If we have experienced or experience in the future an “ownership change” for purposes Section 382, we may be subject to annual limits on our ability to utilize net operating loss carryforwards. An ownership change is, as a general matter, triggered by sales or acquisitions of our stock in excess of 50% on a cumulative basis during a three-year period by persons or groups of persons owning 5% or more of our total equity value. We have not performed any analysis under Section 382 of the Code. As a result, uncertainty exists as to whether we may have undergone an ownership change in the past, whether as a result of our initial public offering or otherwise, or will undergo one as a result of this offering. We cannot provide any assurance that our net operating losses will be available. Accordingly, we could pay taxes earlier and/or in larger amounts than would be the case if the net operating losses were available to reduce federal income taxes without restriction.
As noted above under “Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements,” we anticipate that we will continue to incur losses for the foreseeable future. Our ability to utilize any future net operating losses may also be limited by the recently enacted legislation commonly known as the Tax Cuts and Jobs Act, or the Tax Act. Under the Tax Act, the amount of post-2017 net operating losses that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. In addition, the Tax Act generally eliminates the ability to carry back any net operating loss to prior taxable years, while allowing post-2017 unused net operating losses to be carried forward indefinitely. Due to these changes under the Tax Act, or potential future ownership changes under Section 382 of the Code, we may not be able to realize a tax benefit from the use of our net operating losses, whether or not we attain profitability in future years.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our expenses, capital requirements and our needs for additional financing;

•	the prospects of TRC101, our only product candidate, which is still in development;

•	our expectations regarding the timing of submitting an NDA to the FDA, and our ability to obtain approval, for TRC101 under the Accelerated Approval Program;

•	our expectations regarding the timing of the completion of our nonclinical studies and drug-drug interaction studies;

•	our expectations regarding the timing of the completion and reporting of our safety extension trial, TRCA-301E;

•	the design of our confirmatory postmarketing trial, VALOR-CKD, including the sample size, trial duration, endpoint definition, event rate assumptions and eligibility criteria;

•	our expectations regarding the timing of the enrollment, completion and reporting of our confirmatory postmarketing trial, VALOR-CKD;

•	outcome and results of TRCA-301, TRCA-301E and VALOR-CKD trials;

•	market acceptance or commercial success of TRC101 and the degree of acceptance among physicians, patients, patient advocacy groups, health care payers and the medical community;

•	our expectations regarding competition, potential market size, the size of the patient populations for TRC101, if approved for commercial use, and market acceptance;

•	our ability to maintain regulatory approval of TRC101, and any related restrictions, limitations and/or warnings in the label of TRC101;

•	our sales, marketing or distribution capabilities and our ability to commercialize TRC101, if we obtain regulatory approval;

•	current and future agreements with third parties in connection with the manufacturing, commercialization, packaging and distribution of TRC101;

•	our expectations regarding the ability of our contract manufacturing partners to produce TRC101 in the quantities and timeframe that we will require;

•	our expectations regarding our future costs of goods;

•	our ability to attract, retain and motivate key personnel and increase the size of our organization;

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•	the scope of protection we are able to establish and maintain for intellectual property rights covering TRC101;

•	potential claims relating to our intellectual property and third-party intellectual property;

•	the duration of our intellectual property estate that will provide protection for TRC101;

•	our ability to establish collaborations in lieu of obtaining additional financing;

•	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	anticipated use of proceeds from this offering; and

•	our financial performance.
These forward-looking statements are based on management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

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USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of            shares of our common stock in this offering will be approximately $         million, at an assumed public offering price of $         per share, which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on              , 2019, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $          million.
A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the aggregate net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of         million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the assumed public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
We intend to use the net proceeds from the offering as follows:

•	approximately $ million for supporting our activities for our NDA submission and approval process for TRC101;

•	approximately $ million for manufacturing activities related to TRC101;

•	approximately $ million for conducting our safety extension trial, TRCA-301E, and conducting our confirmatory postmarketing trial, known as the VALOR-CKD trial, or TRCA-303;

•	approximately $ million for commercial expenses related to TRC101;

•	approximately $ million for interest payments under our Loan and Security Agreement, or the Term Loan, with Hercules Capital, Inc., or Hercules; and

•	the remainder for working capital and general corporate purposes.
On February 28, 2018, we entered into the Term Loan with Hercules. The Term Loan bears interest at a floating per annum interest rate equal to the greater of either (i) 8.35% or (ii) the lesser of (x) 8.35% plus the prime rate as reported in The Wall Street Journal minus 5.00% and (y) 9.85%. The Term Loan repayment schedule provides for interest only payments for the first 25 months, followed by consecutive equal monthly payments of principal and interest commencing on April 1, 2020 and continuing through the maturity date of March 1, 2022; however, if we obtain final approval from the U.S. Food and Drug Administration for the New Drug Application for TRC101 on or before February 15, 2022, the maturity date will be September 1, 2022. The Term Loan also provides for a payment equal to 6.55% multiplied by the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus (b) one half of (x) $60.0 million minus (y) the aggregate term loans funded, which is due when the Term Loan becomes due or upon prepayment of the facility. If we elect to prepay the Term Loan, there is also a prepayment fee of between 1% and 2% of the principal amount being prepaid depending on the timing and circumstances of prepayment. Proceeds from the Term Loan are being used for general corporate purposes.
Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty

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all of the particular uses for the proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may also use a portion of the proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. Although we have no specific agreements, commitments or understandings with respect to any in-licensing activity or acquisition, we evaluate these opportunities and engage in related discussions with other companies from time to time.
The net proceeds from this offering, together with our cash, cash equivalents and short-term investments and the available amount under our Term Loan with Hercules may not be sufficient for us to fund TRC101 through regulatory approval, and we will need to raise additional capital to complete our confirmatory postmarketing trial, VALOR-CKD, and commercialize TRC101, if approved.
The amount and timing of our actual expenditures will depend on numerous factors, including the results of our research and development efforts, the timing and outcome of any ongoing or future clinical studies, and the timing and outcome of regulatory submissions. As a result, our management will have broad discretion over the use of the proceeds from this offering.
Pending the use of the proceeds from this offering, we may invest the proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

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DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, unless waived, the terms of our Term Loan with Hercules prohibit us from paying any cash dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors.

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CAPITALIZATION
The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of September 30, 2018:

•	on an actual basis; and

•
a pro forma as adjusted basis to give effect to the sale and issuance of          shares of our common stock by us in this offering, at the public offering price of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
You should read this information in conjunction with our financial statements and the related notes and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2018
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term investments	$260,531
Term loan	23,714
Stockholders’ equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 40,000,000 shares authorized, no shares issued and outstanding, pro forma	—
Common stock, par value $0.001 per share; 400,000,000 shares authorized, 42,100,323 shares issued and outstanding, actual; 400,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	42
Additional paid-in capital	383,419
Accumulated other comprehensive loss	(40)
Accumulated deficit	(164,350)
Total stockholders’ equity	219,071
Total capitalization	$219,071
The number of shares of our common stock to be outstanding after the completion of this offering excludes:

•
4,559,096 shares of common stock, with a per share weighted-average exercise price of $5.20, issuable upon exercise of stock options outstanding and 21,792 shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2018 under our 2013 and 2018 Equity Incentive Plans;

•
3,805,895 shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as of September 30, 2018, plus any future increases in the number of shares of common stock reserved for issuance under our 2018 Equity Incentive Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year;

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•
800,000 shares of common stock reserved for future issuance under our 2018 employee stock purchase plan, or the ESPP, plus any future increases in the number of shares of common stock reserved for issuance under the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year; and

•	53,458 shares of common stock issuable upon the exercise of the Hercules Warrants, as of September 30, 2018.

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DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value as of September 30, 2018 was $219.1 million, or $5.20 per share of our common stock. Our historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of outstanding shares of our common stock.
After giving further effect to our sale of          shares of common stock in this offering at an assumed public offering price of $         per share, which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on                , 2019, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been approximately $         million, or approximately $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $         per share to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by new investors.
The following table illustrates this dilution on a per share basis:

Assumed public offering price per share
Historical net tangible book value per share as of September 30, 2018	$5.20
Pro forma increase in net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing shares in this offering
Each $1.00 increase (decrease) in the assumed public offering price of $         per share,  which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on                 , 2019, would increase (decrease) our as adjusted net tangible book value as of September 30, 2018 after this offering by approximately $         million, or approximately $         per share, and would decrease (increase) dilution to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) our as adjusted net tangible book value as of September 30, 2018 after this offering by approximately $         million, or approximately $         per share or          per share, respectively, and would decrease (increase) dilution to investors in this offering by approximately $         per share or $         per share, respectively, assuming the assumed public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions payable by us.
If the underwriters fully exercise their option to purchase additional shares, pro forma as adjusted net tangible book value after this offering would increase to approximately $         per share, and there would be an immediate dilution of approximately $         per share to new investors.
The following table summarizes, on a pro forma as adjusted basis, as of September 30, 2018, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the weighted-average price per share paid, by existing stockholders and by new investors in this

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offering, at an assumed public offering price of $         per share, which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on                 , 2019, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering
Total		%	$	%	$
Each $1.00 increase (decrease) in the assumed offering price of $         per share,  which is the last reported sale price of our shares of common stock on The Nasdaq Global Select Market on               , 2019, would increase (decrease) the total consideration paid by new investors by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by $         million, assuming no change in the assumed public offering price and after deducting the estimated underwriting discounts and commissions payable by us.
The table above assumes no exercise of the underwriters’ option to purchase           additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to         % of the total number of shares outstanding after this offering.
The number of shares of our common stock to be outstanding after this offering is based on 42,100,323 shares of our common stock outstanding as of September 30, 2018, and excludes:

•
4,559,096 shares of common stock, with a per share weighted-average exercise price of $5.20, issuable upon exercise of stock options outstanding and 21,792 shares of common stock issuable upon vesting of restricted stock units outstanding as of September 30, 2018 under our 2013 and 2018 Equity Incentive Plans;

•
3,805,895 shares of common stock reserved for issuance pursuant to future awards under our 2018 Equity Incentive Plan, as of September 30, 2018, plus any future increases in the number of shares of common stock reserved for issuance under our 2018 Equity Incentive Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year;

•
800,000 shares of common stock reserved for future issuance under our 2018 employee stock purchase plan, or the ESPP, plus any future increases in the number of shares of common stock reserved for issuance under the ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year; and

•	53,458 shares of common stock issuable upon the exercise of the Hercules Warrants, as of September 30, 2018.
To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or convertible securities in the future, there will be further dilution to investors participating in this offering.

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SELECTED FINANCIAL DATA
The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected statements of operations and comprehensive loss data for the years ended December 31, 2016 and 2017, and the balance sheets data as of December 31, 2016 and 2017, from our audited financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data for the nine months ended September 30, 2017 and 2018 and the selected balance sheet data as of September 30, 2018 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(in thousands, except share and per share amounts)
Statements of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$21,820	$35,906	$18,136	$62,897
General and administrative	5,363	11,216	8,329	11,888
Total operating expenses	27,183	47,122	26,465	74,785
Loss from operations	(27,183)	(47,122)	(26,465)	(74,785)
Change in fair value-preferred stock tranche obligation	(1,571)	5,649	5,649	—
Other income (expense), net	103	183	82	1,987
Interest expense			(6)	(2,166)
Net loss	(28,651)	(41,290)	(20,740)	(74,964)
Other comprehensive loss:
Net unrealized loss on marketable securities, net of tax	—	(13)	(2)	(27)
Comprehensive loss	$(28,651)	$(41,303)	$(20,742)	$(74,991)
Net loss per share, basic and diluted	$(15.69)	$(19.32)	$(9.67)	$(4.86)
Weighted-average number of shares outstanding, basic and diluted	1,826,040	2,137,690	2,144,190	15,415,194
Pro forma net loss per share, basic and diluted (unaudited)(1)
Pro forma weighted-average number of shares, basic and diluted (unaudited)(1)
___________________

(1)
See Note 10 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical and pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts and unaudited pro forma information.

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	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
	(in thousands)
Balance Sheets Data:
Cash, cash equivalents and short-term investments	$26,450	$67,514	$260,531
Working capital(1)	18,963	58,202	241,901
Total assets	27,684	70,574	263,943
Total liabilities	8,429	11,545	44,872
Convertible preferred stock	66,883	147,070	—
Accumulated deficit	(48,096)	(89,386)	(164,350)
Total stockholders’ equity (deficit)	(47,628)	(88,041)	219,071
___________________

(1)	We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a pharmaceutical company focused on the development and commercialization of our drug candidate, TRC101, a non-absorbed, orally administered polymer designed to treat metabolic acidosis by binding and removing acid from the gastrointestinal tract, or GI tract. Our goal is to slow the progression of chronic kidney disease, or CKD, through the treatment of metabolic acidosis. In June 2018, we reported results of our randomized, double-blind, placebo controlled, pivotal Phase 3 clinical trial, TRCA-301, in 217 CKD patients with metabolic acidosis. The TRCA-301 trial met both its primary and secondary endpoints in a highly statistically significant manner (p < 0.0001 for both the primary and secondary endpoints). One hundred ninety-six of the 208 eligible subjects who completed the 12-week treatment period in our pivotal Phase 3 trial, TRCA-301, agreed to continue in our safety extension trial, TRCA-301E, which we expect to complete in the first half of 2019. We plan to submit a New Drug Application, or NDA, in the second half of 2019, seeking approval of TRC101 through the U.S. Food and Drug Administration’s, or FDA’s, Accelerated Approval Program. As part of the Accelerated Approval Program, we have committed to conduct a confirmatory postmarketing trial, VALOR-CKD (also known as TRCA-303), to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. The VALOR-CKD trial has been initiated, and we have committed to completely enrolling, or nearly completely enrolling, subjects in the trial prior to our NDA submission.
Metabolic acidosis is a chronic condition commonly caused by CKD and is believed to accelerate the progression of kidney deterioration. Today, there are no FDA-approved chronic therapies for treating metabolic acidosis. TRC101 is an in-house discovered, new chemical entity, that we believe may effectively treat metabolic acidosis and slow the progression of kidney disease in CKD patients with metabolic acidosis.
We estimate that metabolic acidosis affects approximately 3 million CKD patients in the United States, and we believe that slowing the progression of CKD in patients with metabolic acidosis represents a significant medical need and market opportunity. If approved, we plan to commercialize TRC101 in the United States initially using a nephrologist-focused sales force. To address markets outside of the United States, we plan to seek one or more partners with international sales expertise who can sell TRC101 in target markets. We have an intellectual property estate that we believe will provide patent protection for TRC101 until at least 2034 in the United States, the European Union, Japan, China, India and certain other markets. Tricida is led by a seasoned management team that includes a founder of Ilypsa, Inc. and Relypsa, Inc. Our management team has extensive experience in the development and commercialization of therapeutics, with deep expertise in developing polymers for the treatment of kidney-related diseases.
We have no products approved for marketing, and we have not generated any revenue from product sales or other arrangements. Through September 30, 2018, we have primarily funded our operations through the net proceeds from our initial public offering, or IPO, of $237.7 million, the sale of $152.4 million of convertible preferred stock and borrowing of $23.6 million under our Loan and Security Agreement, or the Term Loan. We have incurred losses in each year since our inception. Our net losses were $28.7 million and $41.3 million for the years ended December 31, 2016 and 2017, respectively, and $20.7 million and $75.0 million for the nine months ended September 30, 2017 and 2018, respectively. As

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of December 31, 2016, December 31, 2017 and September 30, 2018, we had an accumulated deficit of $48.1 million, $89.4 million and $164.4 million, respectively. Substantially all of our operating losses resulted from expenses incurred in connection with advancing TRC101 through development activities and general and administrative costs associated with our operations.
We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	conduct clinical studies of TRC101;

•	manufacture clinical study materials, and upon a successful validation campaign, commercial launch materials;

•	increase our research and development efforts;

•	hire additional personnel;

•	create additional infrastructure to support our product development;

•	seek regulatory approval for TRC101;

•	maintain, expand and protect our intellectual property portfolio; and

•	add operational, financial and management information systems to support ongoing operations, including operating as a public company.
We do not expect to generate any revenues from product sales until we successfully complete development and obtain regulatory approval for TRC101, which we expect will take a number of years. If we obtain regulatory approval for TRC101, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and ability to develop TRC101.
Components of Our Results of Operations
Research and Development Expense
Research and development expense consists primarily of costs associated with the development of TRC101 and include salaries, benefits, travel and other related costs, including equity-based compensation expenses, for personnel engaged in research and development functions; expenses incurred under agreements with contract research organizations, or CROs, investigative sites and consultants that conduct our nonclinical and clinical studies; manufacturing development, optimization and scale-up expenses and the cost of acquiring and manufacturing clinical study materials and commercial materials, including manufacturing registration and validation batches; payments to consultants engaged in the development of TRC101, including equity-based compensation, travel and other expenses; costs related to compliance with quality and regulatory requirements; research and development facility-related expenses, which include direct and allocated expenses, and other related costs. Research and development expense is charged to operations as incurred when these expenditures relate to our research and development efforts and have no alternative future uses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

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All of our research and development expense to date has been incurred in connection with TRC101. We expect our research and development expenses to increase for the foreseeable future as we advance TRC101 through clinical development, including conducting our ongoing safety extension trial, TRCA-301E, and our confirmatory postmarketing trial, known as the VALOR-CKD trial, or TRCA-303. The process of conducting clinical studies necessary to obtain regulatory approval is costly and time consuming and the successful development of TRC101 is highly uncertain. As a result, we are unable to determine the duration and completion costs of our research and development projects or when, and to what extent, we will generate revenue from commercialization and sale of TRC101. Therefore, we are unable to estimate with any certainty the costs we will incur in the continued development of TRC101. The degree of success, timelines and cost of development can differ materially from expectations. We may never succeed in achieving regulatory approval for TRC101.
General and Administrative Expense
General and administrative expense consists primarily of salaries, related benefits, travel, equity-based compensation expense and facility-related expenses for personnel in finance and administrative functions. General and administrative expense also includes professional fees for legal, patent, consulting, accounting and audit services and other related costs.
We anticipate that our general and administrative expense will increase in the future as we continue to build our infrastructure to support our continued research and development of TRC101. We also anticipate increased expenses related to accounting, legal and regulatory-related services associated with maintaining compliance with exchange listing and the Securities and Exchange Commission, or the SEC, requirements, director and officer insurance premiums and other costs associated with being a public company.
Results of Operations and Comprehensive Loss
The following table summarizes our results of operations for the three and nine months ended September 30, 2017 and 2018:

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2017	2018	$	%	2017	2018	$	%
(In thousands)
Operating expenses:
Research and development	$7,725	$25,230	$17,505	227%	$18,136	$62,897	$44,761	247%
General and administrative	3,149	4,178	1,029	33%	8,329	11,888	3,559	43%
Total operating expenses	10,874	29,408	18,534	170%	26,465	74,785	48,320	183%
Loss from operations	(10,874)	(29,408)	(18,534)	170%	(26,465)	(74,785)	(48,320)	183%
Change in fair value—preferred stock tranche obligation	—	—	—	N/M	5,649	—	(5,649)	(100)%
Other income (expense), net	71	1,247	1,176	N/M	82	1,987	1,905	N/M
Interest expense	(2)	(937)	(935)	N/M	(6)	(2,166)	(2,160)	N/M
Net loss	(10,805)	(29,098)	(18,293)	169%	(20,740)	(74,964)	(54,224)	261%
Other comprehensive loss	8	(14)	(22)	(275)%	(2)	(27)	(25)	N/M
Comprehensive loss	$(10,797)	$(29,112)	$(18,315)	170%	$(20,742)	$(74,991)	$(54,249)	262%
________________
N/M = Not meaningful

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Research and Development Expense
The following table summarizes our research and development expense for the three months ended September 30, 2017 and 2018:

	Three months ended September 30,		Change
	2017	2018	$	%
(In thousands)
Clinical development costs	$5,638	$20,277	$14,639	260%
Personnel and related costs	1,450	2,939	1,489	103%
Equity-based compensation expense	91	1,070	979	1,076%
Other research and development costs	546	944	398	73%
Total research and development expense	$7,725	$25,230	$17,505	227%
Comparison of the three months ended September 30, 2017 and 2018
Research and development expense was $7.7 million and $25.2 million for the three months ended September 30, 2017 and 2018, respectively. The increase of $17.5 million was due to increased activities in connection with our TRC101 clinical development program, resulting in increased development costs of $14.6 million related to our safety extension trial, TRCA-301E, preparation of our confirmatory postmarketing trial, known as VALOR-CKD, scale-up costs related to the optimization of our manufacturing process and increased drug substance manufacturing; increased personnel and related costs of $1.5 million related to increased headcount; increased equity-based compensation expense of $1.0 million related to increased headcount and increased fair value of award grants and increased other research and development costs of $0.4 million, which primarily included increases in facilities and office expenses.
The following table summarizes our research and development expense for the nine months ended September 30, 2017 and 2018:

	Nine months ended September 30,		Change
	2017	2018	$	%
(In thousands)
Clinical development costs	$13,128	$51,197	$38,069	290%
Personnel and related costs	3,255	7,343	4,088	126%
Equity-based compensation expense	252	1,769	1,517	602%
Other research and development costs	1,501	2,588	1,087	72%
Total research and development expense	$18,136	$62,897	$44,761	247%
Comparison of the nine months ended September 30, 2017 and 2018
Research and development expense was $18.1 million and $62.9 million for the nine months ended September 30, 2017 and 2018, respectively. The increase of $44.8 million was due to increased activities in connection with our TRC101 clinical development program, resulting in increased development costs of $38.1 million related to our pivotal Phase 3 clinical trial, TRCA-301, our safety extension trial, TRCA-301E, preparation of our confirmatory postmarketing trial, known as VALOR-CKD, scale-up costs related to the optimization of our manufacturing process and increased drug substance manufacturing; increased personnel and related costs of $4.1 million related to increased headcount; increased equity-based compensation expense of $1.5 million related to increased headcount and increased fair value of award

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grants and increased other research and development costs of $1.1 million, which primarily included increases in facilities and office expenses.
General and Administrative Expense
The following table summarizes our general and administrative expense for the three months ended September 30, 2017 and 2018:

	Three months ended September 30,		Change
	2017	2018	$	%
(In thousands)
Personnel and related costs	$1,266	$1,287	$21	2%
Equity-based compensation expense	128	636	508	397%
Other general and administrative costs	1,755	2,255	500	28%
Total general and administration expense	$3,149	$4,178	$1,029	33%
Comparison of the three months ended September 30, 2018 and 2017
General and administrative expense was $3.1 million and $4.2 million for the three months ended September 30, 2017 and 2018, respectively. The increase of $1.0 million was due to increased administrative costs supporting the increased activities in connection with our TRC101 clinical development program, resulting in increased equity-based compensation expense of $0.5 million due to increased headcount and increased fair value of award grants and increased other general and administrative costs of $0.5 million, which primarily included increases in facilities and office expenses.
The following table summarizes our general and administrative expense for the nine months ended September 30, 2017 and 2018:

	Nine months ended September 30,		Change
	2017	2018	$	%
(In thousands)
Personnel and related costs	$4,353	$4,675	$322	7%
Equity-based compensation expense	344	1,260	916	266%
Other general and administrative costs	3,632	5,953	2,321	64%
Total general and administration expense	$8,329	$11,888	$3,559	43%
Comparison of the nine months ended September 30, 2017 and 2018
General and administrative expense was $8.3 million and $11.9 million for the nine months ended September 30, 2017 and 2018, respectively. The increase of $3.6 million was due to increased administrative costs supporting the increased activities in connection with our TRC101 clinical development program, resulting in increased personnel and related costs of $0.3 million, increased equity-based compensation expense of $0.9 million due to increased headcount and increased fair value of award grants and increased other general and administrative costs of $2.3 million, which included increases in audit and legal fees of $1.0 million, facilities, travel and entertainment and office expenses of $0.9 million and commercialization, medical affairs and outside consultants of $0.2 million.

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Change in Fair Value—Preferred Stock Tranche Obligation
The fair value of the Series C preferred stock tranche obligation was determined considering the terms of the convertible preferred stock agreement and the fair value of the Series C stock relative to the contractual purchase price for the tranche. At issuance, the Series C preferred stock tranche obligation was considered to be a contingent obligation, where the investors had agreed to invest at a price of $1.55 per share upon achievement of a specified milestone.
The Series C preferred stock tranche obligation was modeled as a warrant within the Black-Scholes option pricing model framework as of December 2016. The various assumptions used to determine the fair value of the Series C preferred stock tranche obligation in the Black-Scholes option pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.3% and equity value of $91.4 million. The fair value of the tranche obligation was determined to be a liability and recorded at $3.4 million as of December 31, 2016.
On April 25, 2017, the tranche obligation was settled, and the obligation was valued at intrinsic value, using the fair value of the Series C convertible preferred stock from the Black-Scholes option pricing model. The various assumptions used to determine the fair value of the Series C convertible preferred stock in the Black-Scholes option pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.4% and equity value of $118.5 million. Since the per share value was lower than the contractual purchase price, the fair value of the tranche obligation was determined to be an asset and recorded at $2.3 million at settlement on April 25, 2017, which resulted in a mark-to-market adjustment of $5.6 million for the nine months ended September 30, 2017.
Results of Operations and Comprehensive Loss
The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Operating expenses:
Research and development	$21,820	$35,906
General and administrative	5,363	11,216
Total operating expenses	27,183	47,122
Loss from operations	(27,183)	(47,122)
Change in fair value-preferred stock tranche obligation	(1,571)	5,649
Interest income (expense) and other, net	103	183
Net loss	(28,651)	(41,290)
Other comprehensive loss	—	(13)
Comprehensive loss	$(28,651)	$(41,303)

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Research and Development Expense
The following table summarizes our research and development expense for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Clinical development costs	$15,488	$28,774
Personnel and related costs	4,781	5,127
Equity-based compensation expense	185	379
Other research and development costs	1,366	1,626
Total research and development expense	$21,820	$35,906
Comparison of the Years Ended December 31, 2016 and 2017
Research and development expense was $21.8 million and $35.9 million for the years ended December 31, 2016 and 2017, respectively. The increase of $14.1 million was due to increased activities in connection with our TRC101 clinical development program, resulting in increased clinical development costs of $13.3 million related to drug-drug interaction, or DDI, studies, TRCA-301 trial recruitment and TRCA-301E safety extension trial preparation, increased personnel and related costs of $0.3 million and increased equity-based compensation expense of $0.2 million related to increased headcount and increased other research and development costs of $0.3 million.
General and Administrative Expense
The following table summarizes our general and administrative expense for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Personnel and related costs	$2,878	$5,886
Equity-based compensation expense	87	497
Other general and administrative costs	2,398	4,833
Total general and administration expense	$5,363	$11,216
Comparison of the Years Ended December 31, 2016 and 2017
General and administrative expense was $5.4 million and $11.2 million for the years ended December 31, 2016 and 2017, respectively. The increase of $5.9 million was due to increased administrative costs supporting the increased activities in connection with our TRC101 clinical development program, resulting in increased personnel and related costs of $3.0 million, increased equity-based compensation expense of $0.4 million due to increases in headcount and increased other general and administrative expenses of $2.4 million, which included increases in commercialization, medical affairs and outside consultants of $1.5 million, $0.5 million in legal and audit services, and facilities, travel and entertainment and office expenses of $0.6 million.

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Change in Fair Value—Preferred Stock Tranche Obligation
The fair value of the Series C preferred stock tranche obligation was determined considering the terms of the preferred stock agreement and the fair value of the Series C stock relative to the contractual purchase price for the tranche. At issuance, the Series C preferred stock tranche obligation was considered to be a contingent obligation, where the investors had agreed to invest at a price of $1.55 per share upon achievement of a specified milestone.
The Series C preferred stock tranche obligation was modeled as a warrant within the option-pricing model framework as of December 2016. The various assumptions used to determine the fair value of the Series C preferred stock tranche obligation in the option-pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.3% and equity value of $91.4 million. The fair value of the tranche obligation was determined to be a liability and recorded at $3.4 million as of December 31, 2016.
On April 25, 2017, the tranche obligation was settled, and the obligation was valued at intrinsic value, using the fair value of the Series C preferred stock from the option-pricing model. The various assumptions used to determine the fair value of the Series C preferred stock in the option-pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.4% and equity value of $118.5 million. Since per share value was lower than the contractual purchase price, the fair value of the tranche obligation was determined to be an asset and recorded at $2.3 million at settlement on April 25, 2017.
Liquidity and Capital Resources
Sources of Liquidity
From our inception through September 30, 2018, we have funded our operations primarily through the net proceeds from our initial public offering, the sale and issuance of our convertible preferred stock and a term loan. From our inception through September 30, 2018, we raised aggregate cash proceeds of $237.7 million from our IPO, $152.4 million from the issuance of our convertible preferred stock and $23.6 million from the issuance of a term loan. As of September 30, 2018, we had cash, cash equivalents and short-term investments of $260.5 million.
Hercules Loan and Security Agreement
On February 28, 2018, the Company entered into the Term Loan with Hercules Capital, Inc., or Hercules. The Term Loan provides for a loan in an aggregate principal amount of up to $100.0 million to be funded in five tranches subject to certain performance‑based milestones. The first tranche, in the amount of $25.0 million, was funded on the closing date of the Term Loan.
On October 15, 2018, the Company and Hercules entered into the second amendment to the Term Loan, which amended certain terms of the Term Loan. After giving effect to the second amendment, the Loan Agreement continues to provide for a loan in an aggregate principal amount of up to $100.0 million to be funded in five tranches subject to certain performance‑based milestones. The second tranche was reduced from $25.0 million to $15.0 million and was drawn down on December 28, 2018, as the Company achieved positive clinical data from the pivotal Phase 3 clinical trial, TRCA-301. The third tranche was increased from $15.0 million to $35.0 million and will be available on or before December 31, 2019, on condition that the Company submits a New Drug Application, or NDA, to the U. S. Food and Drug Administration, or FDA, which the FDA accepts for review, on or before December 31, 2019. The fourth tranche of $10.0 million was not modified and will be available on or before December 15, 2020, provided that the Company obtains product approval from the FDA for the NDA for TRC101 on or before December 15, 2020. The fifth tranche was reduced from $25.0 million to $15.0 million and will be available on or before December 31, 2020, upon request by the Company and the approval of Hercules's investment committee.

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The outstanding principal balance of the Term Loan bears interest at a floating per annum interest rate (based on a year consisting of 360 days) equal to the greater of either (i) 8.35% or (ii) the lesser of (x) 8.35% plus the prime rate as reported in The Wall Street Journal minus 5.00% and (y) 9.85%. Interest on each Term Loan advance is due on the first day of each month, beginning the second month after the advance date. Furthermore, commencing on April 1, 2020, the Term Loan will begin to amortize in equal monthly installments of principal and interest, provided, that such commencement of amortization may be extended to April 1, 2021 if certain conditions are met. Any remaining obligations are due in full on the maturity date, which is March 1, 2022; however, if we obtain final approval from the FDA for the NDA for TRC101 on or before February 15, 2022, the maturity date will be September 1, 2022. Furthermore, on the earliest to occur of the maturity date, the date we prepay our outstanding obligations under the loan agreement in full or the date such obligations otherwise become due and payable, we must pay Hercules an additional charge equal to 6.55% multiplied by the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus (b) one half of (x) $60,000,000 minus (y) the aggregate term loans funded. In addition, during an event of default, all obligations, including principal, interest, compounded interest, and professional fees will bear interest at the stated interest rate plus 3.00% per annum. If we prepay the Term Loan during any of the first 12 months following the Closing Date, we will be required to pay a prepayment charge equal to 2.00% of the amount being prepaid; if we prepay the Term Loan after the first 12 months but before 24 months have elapsed from the Closing Date, we must pay a prepayment charge of 1.50% of the amount being prepaid; if we prepay the Term Loan after 24 months but before thirty-six months have elapsed from the Closing Date, we must pay a prepayment charge of 1.00% of the amount being prepaid; and if we prepay the Term Loan on any date thereafter, we will not have to pay a prepayment charge. Notwithstanding the foregoing prepayment obligations, the agent and lender under this Term Loan can waive the prepayment charge (i) if both parties agree in writing to refinance the amounts prior to the maturity date, and (ii) with respect to a prepayment that is made, such waiver of the prepayment charge only applies to the principal amount prepaid. The Term Loan includes customary events of default for a failure to pay principal and interest when due, breach of covenants, bankruptcy/insolvency proceedings, and the occurrence of any event having a material adverse effect.
The Term Loan is secured by substantially all of our assets, except our intellectual property, which is the subject of a negative pledge; however, the collateral does consist of rights to payments and proceeds from the sale, licensing or disposition of all or any part of, or rights in, our intellectual property. Under the Term Loan, we are subject to certain customary covenants that require us to deliver financial reports at designated times of the year and maintain a minimum level of cash. These covenants also limit or restrict our ability to incur additional indebtedness or liens, acquire, own or make any investments, pay cash dividends, repurchase stock or enter into certain corporate transactions, including mergers and changes of control.
The second amendment also modified the warrant in connection with each tranche, or the Warrant Coverage. The Warrant Coverage with respect to the second tranche is $500,000, the third tranche is $500,000, the fourth tranche is $200,000 and the fifth tranche is $300,000. In connection with any subsequent draw down under tranches two through five, the Company is obligated to issue additional common stock warrants equal to the quotient derived by dividing (a) the Warrant Coverage for each specific tranche and (b) $9.35.
Funding Requirements
We have incurred losses and negative cash flows from operations since inception and anticipate that we will continue to incur net losses for the foreseeable future. As of September 30, 2018, we had an accumulated deficit of $164.4 million. Management expects to incur additional losses in the future to conduct research and development and to conduct pre-commercialization activities and recognizes the need to raise additional capital to fully implement its business plan.
Such future capital requirements are difficult to forecast and will depend on many factors, including:

•	our ability to initiate, and the progress and results of, our planned clinical studies of TRC101;

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•	the timing and outcome of regulatory reviews of TRC101;

•	the costs, timing and success of the scale-up and optimization of the process for manufacturing TRC101;

•	the revenue, if any, received from commercial sales of TRC101 for which we may receive regulatory approval;

•	our ability to maintain and enforce our intellectual property rights and defend any intellectual property-related claims;

•
the costs, timing and success of future commercialization activities, including product manufacturing, marketing, sales and distribution, for TRC101 if we receive regulatory approval and do not partner for commercialization; and

•	the extent to which we acquire or in-license other products and technologies.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to TRC101, associated intellectual property, our other technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us.
However, there can be no assurance that we will be successful in securing additional funding at levels sufficient to fund our operations or on terms acceptable to us. If we are unsuccessful in our efforts to raise additional financing, we could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of our development programs or our future commercialization efforts, out-license intellectual property rights to our product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all. The accompanying condensed financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The condensed financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if we are unable to continue as a going concern.
In July 2018, we completed our IPO pursuant to a registration statement on Form S-1. In the IPO, we issued and sold an aggregate of 13,455,000 shares of common stock, including the underwriters’ exercise in full of their over-allotment option, under the registration statement at a public offering price of $19.00 per share. Net proceeds were approximately $237.7 million, after deducting underwriting discounts and commissions.

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Cash Flows
The following table sets forth a summary of the net cash flow activity for each of the periods set forth below:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
	(In thousands)
Net cash provided by (used in):
Operating activities	$(23,115)	$(40,401)	$(24,546)	$(61,975)
Investing activities	(20,281)	(37,947)	(1,895)	(47,920)
Financing activities	42,973	82,440	25,139	255,339
Net increase (decrease) in cash and cash equivalents	$(423)	$4,092	$(1,302)	$145,444
Cash Used in Operating Activities
During the nine months ended September 30, 2017, cash used in operating activities was $24.5 million, which consisted of a net loss of $20.7 million, adjusted by non-cash charges of $4.8 million and changes in cash used in our operating assets and liabilities of $1.0 million. The non-cash charges consisted primarily of changes in the fair value of our preferred stock tranche financing obligation of $5.6 million, partially offset by stock-based compensation of $0.6 million and depreciation and amortization of $0.2 million. The changes in our operating assets and liabilities were primarily due to an increase in accounts payable of $1.5 million, partially offset by an increase in prepaid and other assets of $0.4 million.
During the nine months ended September 30, 2018, cash used in operating activities was $62.0 million, which consisted of a net loss of $75.0 million, adjusted by cash provided by changes in our operating assets and liabilities of $9.2 million and non-cash charges of $3.8 million. The changes in our operating assets and liabilities were primarily due to increases in accrued expenses and other current liabilities of $7.2 million and accounts payable of $2.2 million partially offset by an increase in prepaid and other assets of $0.2 million. The non-cash charges consisted primarily of stock-based compensation of $3.0 million, amortization of term loan discounts and issuance costs of $0.9 million and depreciation and amortization of $0.5 million partially offset by net amortization of premiums and discounts on short-term investments of $0.4 million and net changes in the fair value of the warrants and compound derivative liabilities of $0.2 million.
During fiscal 2016, cash used in operating activities was $23.1 million, which consisted of a net loss of $28.7 million, adjusted by cash provided by changes in our operating assets and liabilities of $3.2 million, and non-cash charges of $2.3 million. The changes in our operating assets and liabilities were primarily due to an increase in accruals of $1.7 million and accounts payable of $1.6 million, partially offset by an increase in prepaid and other assets of $0.1 million. The non-cash charges consisted primarily of changes in the fair value of our preferred stock tranche financing obligation by $1.6 million, depreciation and amortization of $0.4 million and stock-based compensation of $0.3 million.
During fiscal 2017, cash used in operating activities was $40.4 million, which consisted of a net loss of $41.3 million, adjusted by cash provided by changes in non-cash charges of $4.5 million and our operating assets and liabilities of $5.4 million. The non-cash charges consisted primarily of changes in the fair value of our preferred stock trance financing obligation of $5.6 million, stock-based compensation of $0.9 million and depreciation and amortization of $0.3 million. The changes in our operating assets and liabilities of $5.4 million, are mostly due to $4.8 million of increases in clinical and manufacturing accruals and

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$1.8 million in accounts payable offset by increases of advance payments to clinical and manufacturing of $1.2 million.
Cash Used in Investing Activities
Net cash used in investing activities was $1.9 million and $47.9 million for the nine months ended September 30, 2017 and 2018, respectively. The net cash used in investing activities during the nine months ended September 30, 2017 was primarily due to purchases of investments of $32.7 million and purchases of property and equipment of $0.5 million, partially offset by maturities of investments of $31.3 million. The net cash used in investing activities during the nine months ended September 30, 2018 was primarily due to purchases of investments of $103.0 million and purchases of property and equipment of $0.7 million, partially offset by maturities of investments of $55.8 million.
Net cash used in investing activities was $20.3 million and $37.9 million for the years ended December 31, 2016 and 2017, respectively. The net cash used in investing activities in 2016 was primarily due to purchases of marketable securities of $39.1 million, purchases of property and equipment of $0.2 million, offset by maturities of marketable securities of $18.5 million. The net cash used in investing activities in 2017 was primarily due to purchases of marketable securities of $76.8 million, purchases of property and equipment of $1.0 million, offset by maturities of marketable securities of $39.9 million.
Cash Provided by Financing Activities
Net cash provided by financing activities was $25.1 million and $255.3 million for the nine months ended September 30, 2017 and 2018, respectively. The net cash provided by financing activities during the nine months ended September 30, 2017 was primarily the result of net proceeds of $25.2 million from our sale of Series C convertible preferred stock, net of issuance costs of $65,000. The net cash provided by financing activities during the nine months ended September 30, 2018 was primarily the result of net proceeds from our initial public offering of $237.7 million and the Hercules loan of $23.6 million, partially offset by payments of offering costs of $6.6 million.
Net cash provided by financing activities was $43.0 million and $82.4 million for the years ended December 31, 2016 and 2017, respectively. Net cash provided by financing activities during each period was primarily the result of net proceeds from the issuance of shares of our convertible preferred stock.
During fiscal 2016, net proceeds from our sale of convertible preferred stock were comprised of $13.1 million from sale of Series B convertible preferred stock, net of issuance cost of $37,000 and $29.9 million from sale of Series C convertible preferred stock, net of issuance cost of $0.3 million.
During fiscal 2017 net proceeds from our sale of convertible preferred stock were comprised of $25.2 million from sale of Series C convertible preferred stock, net of issuance costs of $65,000 and $57.3 million from sale of Series D convertible preferred stock, net of issuance costs of $0.3 million.

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Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of September 30, 2018 (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Term Loan(1)	$32,491	$528	$26,570	$5,393	$—
Operating lease obligations and commitments(2)	3,011	265	2,746	—	—
	$35,502	$793	$29,316	$5,393	$—
__________________

(1)
On February 28, 2018, we entered into the Term Loan with Hercules. The Term Loan bears interest at a floating per annum interest rate equal to the greater of either (i) 8.35% or (ii) the lesser of (x) 8.35% plus the prime rate as reported in The Wall Street Journal minus 5.00% and (y) 9.85%. The Term Loan repayment schedule provides for interest only payments for the first 15 months, followed by consecutive equal monthly payments of principal and interest commencing on July 1, 2019 and continuing through the maturity date of March 1, 2022. The Term Loan also provides for a payment equal to 6.55% multiplied by the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus (b) one half of (x) $60.0 million minus (y) the aggregate term loans funded, which is due when the Term Loan becomes due or upon prepayment of the facility. If we elect to prepay the Term Loan, there is also a prepayment fee of between 1% and 2% of the principal amount being prepaid depending on the timing and circumstances of prepayment.

(2)
We lease our current facilities under an operating lease. In July 2014, the Company entered into a five-year noncancelable operating lease that expires in June 2019, with an option for the Company to extend the lease for an additional three years. In August 2017, the Company entered into an amendment which extended the existing operating lease to June 2021 and added 13,729 square feet of additional lease space resulting in a total of 26,897 square feet being leased in the aggregate under the amended lease. The total remaining minimum lease payments of $3.0 million payable over the lease term do not include any related common area maintenance charges or real estate taxes. In addition, associated with the operating lease, the Company has a tenant improvement loan with remaining payments totaling approximately $0.3 million, which is to be amortized at 8% interest over the life of the lease.

On May 8, 2018, we and Patheon Austria GmbH & Co KG, or Patheon, entered into a master development/validation services and clinical/launch supply agreement, or MDS, pursuant to which Patheon will manufacture and supply to us drug substances. Statements of work under the MDS commit us to certain purchase obligations of approximately $50.9 million, of which $2.2 million was paid through September 30, 2018 and $48.7 million will be paid over the next 36 months, with approximately one-third of this amount occurring in each of the three successive 12-month periods.
We also enter into other contracts in the normal course of business with CROs, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on short notice and are cancelable contracts and accordingly, are not included in the contractual obligations and disclosures summarized above.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under the rules of the SEC.
Internal Control Over Financial Reporting
In connection with the audit of our financial statements, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting related to (i) the lack of sufficient qualified accounting personnel and controls with respect to the review of third-party valuations used to determine the fair value of our preferred stock tranche obligations and the recording of the corresponding fair value, and (ii) a lack of effective communication and coordination between the accounting and operations personnel with respect to the estimation of progress to completion on work orders with contract manufacturers, which resulted in a number of adjustments in contract manufacturing accruals. A material weakness is a deficiency, or a combination of deficiencies, in internal

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control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We implemented a remediation plan to establish more robust processes related to the review of third-party valuations and the determination and recording of fair value of these tranche obligations as well as the communication and coordination between the accounting and operations personnel and the recording of contract manufacturing accruals. See “Risk Factors-We have identified material weaknesses in our internal control over financial reporting, and if we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be seriously harmed.”
During the first quarter of 2018, we undertook specific remediation actions to address the control deficiencies in our financial reporting. These remediation actions included hiring a Chief Accounting Officer who has extensive experience in developing and executing plans to remediate control deficiencies. We added new control activities, modified existing controls, and enhanced the documentation that evidences that controls are performed. We concluded that the control deficiencies have been remediated as of March 31, 2018, as the applicable controls have operated for a sufficient period and we have concluded that these controls are operating effectively.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We are exposed to market risk related to changes in interest rates. We consider all highly liquid investments with maturities at the date of purchase of three months or less to be cash equivalents. We do maintain significant amounts of cash at one or more financial institutions that are in excess of federally insured limits and have highly liquid short-term investments.
The primary objective of our investment activities is to preserve capital to fund our operations. We classify our short-term investments as available-for-sale in our financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. Realized gains and losses on the sale of all such securities are reported in other income (expense), net and computed using the specific identification method. For the nine months ended September 30, 2017 and 2018, there were no realized gains or losses on these securities. Our investments are in commercial paper, asset-backed securities and corporate debt securities. Pursuant to our investment policy, all purchased securities have a minimum short-term rating of A1 (Moody’s) or P1 (Standard & Poor’s) or equivalent. If there is no short-term rating, a purchased security is required to have a long-term rating no lower than A3/A- or equivalent.
Our investments are subject to interest rate risk and could fall in value if market interest rates increase. A hypothetical 10% relative change in interest rates during any of the periods presented would not have had a material impact on our financial statements.
Foreign Currency Sensitivity
The majority of our transactions occur in U.S. dollars. However, we do have certain transactions with CROs and contract manufacturing organizations, or CMOs, that are denominated in currencies other than the U.S. dollar, primarily the Euro, and we therefore are subject to foreign exchange risk. The fluctuation in the value of the U.S. dollar against the Euro affects the reported amounts of expenses, assets and liabilities associated with a limited number of nonclinical and clinical activities. We do not engage in any hedging activity to reduce our potential exposure to currency fluctuations. A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our financial statements.

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Effects of Inflation
Inflation generally affects us by increasing our cost of labor and clinical study costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.
Jumpstart Our Business Startups Act
We are an emerging growth company, as defined in the JOBS Act. Under this act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. However, we do intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended.
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ significantly from these estimates under different assumptions or conditions.
While our significant accounting policies are more fully described in the notes to our audited and unaudited financial statements elsewhere in this prospectus, we believe that the following accounting policies related to accrued expenses and equity-based compensation are most critical to understanding and evaluating our reported financial results.
Research and Development Expenses
Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are recorded as a prepaid expense and recognized as an expense as the related goods are delivered or the related services are performed.
As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing contracts and purchase orders, communicating with internal personnel and external service providers to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.
We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions, contract research organizations that

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conduct and manage clinical trials on our behalf and contract manufacturing organizations that manage drug production on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows and expense recognition. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Furthermore, all additional identified costs incurred are accrued from all outside third-party service providers.
Our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting changes in estimates in any particular period. To date, there have been no material differences between our estimates and the amount actually incurred. However, due to the nature of these estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies or other research activity.
Stock-Based Compensation
Equity-based compensation expense represents the grant-date fair value of employee awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We account for awards to non-employees using the fair value approach. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis, net of forfeitures, over the requisite service period, which is the vesting period of the respective awards.
The Black-Scholes option-pricing model requires the derivation and use of subjective assumptions to determine the estimated fair value of stock-based awards. These assumptions include:

•
Expected Term—We have concluded that our stock option exercise history does not provide a reasonable basis upon which to estimate expected term, and therefore we use the simplified method for estimating the expected term of stock option grants. Under this approach, the weighted-average expected term is presumed to be the average of the vesting term and the contractual term of the option.

•
Expected Volatility—Since we do not have any trading history for our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle, or area of specialty.

•	Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

•	Dividend Yield—We have not paid dividends on our common stock and do not anticipate paying dividends for the foreseeable future, and we therefore used an expected dividend yield of zero.
In addition to the Black-Scholes assumptions, we estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment. If the actual number of future forfeitures materially differs from our estimates, we will be required to record adjustments to stock-based compensation expense in future periods.
We expect the impact of our stock-based compensation expense for stock options granted to employees to grow in future periods due to the potential increases in the value of our common stock and the number of awards we expect to grant.

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We issue incentive and non-statutory stock options under the 2018 Equity Incentive Plan, or the Plan. The incentive stock and non-statutory options were issued to certain directors, officers, employees and consultants in consideration for services provided to us. To date, all incentive stock options have provided for vesting over a four year period from either the date of grant or the commencement of service. To date, all non-statutory stock options have provided for vesting over periods ranging from one to four years from either the date of grant or commencement of service. The Plan allows the option holders to exercise their options prior to vesting. Unvested common stock is issued upon the early exercise of options and are subject to repurchase by us at the original exercise price at our option.
Common Stock Valuation Methodologies
Prior to the completion of our initial public offering, there was no public market for our common stock, and the estimated fair value of our common stock was determined by our board of directors, with input from management, considering our third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to: our most recently available valuations of our common stock by an unrelated third party; the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of management; the risk inherent in the development of our products; our stage of development and material risks related to its business; the fact that the option grants involve illiquid securities in a private company; and the likelihood of achieving a liquidity event, such as an initial public offering or sale, in light of prevailing market conditions. We have periodically determined the estimated fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide,  Valuation of Privately-Held-Company Equity Securities Issued as Compensation , or the Guide. The Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Guide, our board of directors considered the following methods:

•
Current Value Method. Under the Current Value Method, or CVM, our value is determined based on our balance sheet. This value is then first allocated based on the liquidation preference associated with preferred stock issued as of the valuation date, and then any residual value is assigned to the common stock.

•
Option-Pricing Method. Under the option-pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•
Probability Weighted Expected Return Method. The probability weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•
Hybrid Methods of Enterprise Value Allocation. The hybrid method is a hybrid between the PWERM and OPM, estimating the probability weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios in situations when the company has transparency into one or more near-term exits but is unsure about what will occur if the current plans fall through.

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Our common stock valuation as of February 2, 2016 was based on the income approach valuation method and the OPM was selected as the principal equity allocation method.
The June 7, 2016 common stock valuation was based on a back-solve method of OPM, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security, the Series C preferred shares in this instance.
The common stock valuation as of December 31, 2016, April 25, 2017 and September 1, 2017 were based on the income approach for valuation of the equity and the OPM for allocation of equity.
For valuation as of November 7, 2017, February 28, 2018 and March 31, 2018, we have used a hybrid method to determine the fair value of our common stock, in addition to giving consideration to recent sale of Series D preferred stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation, consistent with the Guide. Our approach included the use of initial public offering scenario and an OPM.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of common stock.
Our board of directors and management develop best estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation expert. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different. Following the completion of our initial public offering, our board of directors determines the fair market value of our common stock based on its closing price as reported on the date of grant on The Nasdaq Global Select Market on which our common stock is traded.
Preferred Stock Tranche Obligation Valuation Methodologies
For the December 2016 valuation, the Series C tranche was modelled as a warrant to buy Series C shares at fixed price of $1.55 per share. The OPM model yields a fair value of these warrants which represented the value of the tranche. Since the tranche was considered a warrant or option, they reflected a positive value and thus for the December valuation the tranche was treated as a liability on our financial statements.
For the March 2017 valuation, the Series C tranche obligation was treated as an asset of $3.1 million on our financial statements.
For the April 2017 valuation, at the time of the issuance of the Series C tranche shares, the methodology was changed to reflect that the time to maturity for the warrants was zero. The premise of this analysis was to determine the value of a Series C share 1 day before the Series C tranche is funded. To isolate the impact of the Series C tranche, we excluded the shares and the money invested. Based on this model we estimated the fair value of the initial Series C purchase. We then compared the fair value of the initial Series C purchased shares against the contractual price for Series C tranche shares and noted that the fair value was lower than the $1.55 purchase price and resulted in an asset on our balance sheet.

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Recent Accounting Pronouncements
Adopted Standards
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (ASC Topic 718): Scope of Modification Accounting. This ASU specifies the modification accounting applicable to any entity which changes the terms or conditions of a share-based payment award. The Company elected to prospectively adopt this ASU as of the beginning of the first quarter of 2018. The adoption of this ASU did not have a material impact on the Company's financial statements.
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share; Distinguishing Liabilities from Equity; Derivatives and Hedging, (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The guidance in ASU No. 2017-11 allows for the exclusion of a down round feature, when evaluating whether or not an instrument or embedded feature requires derivative classification. The Company early adopted this guidance beginning January 1, 2018. The adoption of this standard had no material impact on the Company’s financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which amends ASC Topic 718, “Compensation—Stock Compensation”. The ASU simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company early adopted this guidance effective July 1, 2018. Upon adoption of this standard, share-based awards issued to nonemployees are measured at the grant date and not subject to remeasurement. The Company has elected to continue to use the contractual term as the estimated expected term. The adoption of ASU No. 2018-07 did not have a material impact on the Company's condensed financial statements and is expected to reduce the volatility in stock-based compensation expense for nonemployees recognized from period to period.
Standards Not Yet Effective
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The guidance requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The new standard also requires expanded disclosures regarding leasing arrangements. The Company leases certain facilities for some of its operations, which represents a majority of its operating leases it has entered into as a lessee. The Company expects the implementation of ASC 842 to have an impact on its financial statements and related disclosures as it had aggregate future minimum lease payments of approximately $3.0 million as of September 30, 2018. The new standard becomes effective for the Company beginning January 1, 2019, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an alternative modified retrospective transition method. Under this method, the cumulative-effect adjustment to the opening balance of retained earnings is recognized on the date of adoption and it allows entities not to apply the new leases standard, including its disclosure requirements, in the comparative periods presented in their financial statements in the year of adoption. The Company intends to elect this transition method at the adoption date of January 1, 2019, and as a result, will record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. The Company also plans to elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that existed prior to the adoption of the new guidance. The Company is continuing to evaluate the effect that this guidance will have on its financial statements and related disclosures.

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In September 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC Topic 820, “Fair Value Measurement”. The FASB issued final guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Under the ASU, entities will no longer be required to disclose the amount of transfers between Level 1 and Level 2 of the fair value hierarchy. Public companies will be required to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU No. 2018-13 is effective for public business entities for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2019. Early adoption will be permitted in any interim or annual period. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its financial statements.

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BUSINESS
Overview
Our goal is to slow the progression of chronic kidney disease, or CKD, through the treatment of metabolic acidosis. We are a pharmaceutical company focused on the development and commercialization of our drug candidate, TRC101, a non-absorbed, orally-administered polymer designed to treat metabolic acidosis by binding and removing acid from the gastrointestinal, or GI, tract. In June 2018, we reported results of our pivotal Phase 3 clinical trial, TRCA-301, that met both its primary and secondary endpoints in a highly statistically significant manner (p<0.0001 for both the primary and secondary endpoints). One hundred ninety-six of the 208 eligible subjects who completed the 12-week treatment period in our pivotal TRCA-301 Phase 3 trial agreed to continue in our safety extension trial, TRCA-301E, which we expect to complete in the first half of 2019. We plan to submit a New Drug Application, or NDA, in the second half of 2019, pursuant to the U.S. Food and Drug Administration’s, or FDA’s, Accelerated Approval Program. As part of the Accelerated Approval Program, we have committed to conduct a confirmatory postmarketing trial, VALOR-CKD (also known as TRCA-303), to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. The VALOR-CKD trial has been initiated, and we have committed to completely enrolling, or nearly completely enrolling, subjects in the trial prior to our NDA submission.
Metabolic acidosis is a chronic condition commonly caused by CKD and is believed to accelerate the progression of kidney deterioration. Today, there are no FDA-approved chronic therapies for treating metabolic acidosis. TRC101 is an in-house discovered, new chemical entity that we believe may effectively treat metabolic acidosis and slow the progression of kidney disease in CKD patients with metabolic acidosis.
We estimate that metabolic acidosis affects approximately 3 million CKD patients in the United States, and we believe that slowing the progression of CKD in patients with metabolic acidosis represents a significant medical need and market opportunity. We have an intellectual property estate that we believe will provide patent protection for TRC101 until at least 2034 in the United States, the European Union, Japan, China, India and certain other markets. Tricida is led by a seasoned management team that includes a founder of Ilypsa, Inc. and Relypsa, Inc. Our management team has extensive experience in the development and commercialization of therapeutics, with deep expertise in developing polymers for the treatment of kidney-related diseases.
Our Strategy
Our strategy is to develop and commercialize TRC101 as a first-in-class FDA-approved chronic treatment for metabolic acidosis for the large CKD population of patients with metabolic acidosis. Key elements of our strategy are to:

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Obtain FDA approval of TRC101. Based on feedback from the FDA, we believe TRC101 will be eligible for review and potential approval through the FDA’s Accelerated Approval Program. If approved, TRC101 could be the first FDA-approved therapy for the chronic treatment of metabolic acidosis to slow the progression of CKD. We plan to submit an NDA for TRC101 in the second half of 2019.

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Commercialize TRC101 in the United States. If TRC101 is approved by the FDA, we plan to initially commercialize it in the United States by deploying an 80- to 100-person specialty sales force targeting that subset of nephrologists most focused on treating CKD patients. With this approach, we believe we can reach a majority of the approximately 600,000 Stage 3 to 5 CKD patients with metabolic acidosis that are treated by nephrologists. Over time, due to the disease modification potential of TRC101, we intend to address the broader population of CKD patients who receive care from cardiologists, endocrinologists, diabetologists and a subset of primary care physicians, either on our own or with a partner.

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Commercialize TRC101 outside of the United States with one or more partners. We believe there is a significant commercial opportunity for TRC101 in markets outside the United States. To address these markets, we plan to seek one or more partners with international sales expertise who can commercialize TRC101 in target markets.

Chronic Kidney Disease and Metabolic Acidosis Represent a Major Health Crisis
Overview of CKD
CKD is a serious condition characterized by the gradual loss of essential kidney functions over time. In CKD patients, normal fluid and electrolyte balance can no longer be maintained, and the excretion of metabolic end products, toxins and drugs is impaired. Furthermore, production and secretion of certain enzymes and hormones are disturbed.
According to the Centers for Disease Control and Prevention, or CDC, more than 30 million people in the United States are afflicted with CKD, representing an overall prevalence in the adult population of approximately 15%. The incidence of CKD is primarily driven by the increasing prevalence of diabetes and hypertension. CKD represents the ninth leading cause of death in the United States. The treatment of CKD adds a tremendous financial burden to the United States, with annual Medicare expenses for CKD in 2018 totaling approximately $114 billion, including approximately $79 billion on CKD costs and approximately $35 billion for end-stage renal disease, or ESRD. ESRD is total and permanent kidney failure that is treated with a kidney transplant or dialysis. There are approximately 700,000 people in the United States living on kidney dialysis or with a kidney transplant and approximately 124,000 new ESRD cases annually. Each year kidney disease kills more people than breast cancer or prostate cancer. According to United States Renal Data System report, there were approximately 100,000 deaths from ESRD in 2016. There is a significant medical need to slow progression of kidney disease and reduce the number of patients progressing to kidney failure.

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To help improve the diagnosis and management of kidney disease, the National Kidney Foundation, or NKF, has divided CKD into five stages. The severity of CKD at each stage is identified by the estimated glomerular filtration rate, or eGFR. Treatment during the first four stages of CKD focuses on ways to preserve kidney function for as long as possible. ESRD is the final stage of CKD in which the patient typically requires renal replacement therapy, i.e., dialysis or a kidney transplant, for survival.
Stages of CKD and Key Risk Factors for CKD Progression
Overview of Metabolic Acidosis
Diabetes and hypertension have long been recognized as modifiable primary risk factors for the progression of CKD. More recently, metabolic acidosis, a serious condition in which the body has accumulated too much acid, has also been identified as a key modifiable risk factor in the progression of CKD. The human body generates acid every day through normal food intake and metabolism. Sources of acid include amino and nucleic acids from daily dietary intake and digestion of proteins. A healthy kidney counteracts these sources of acid through excretion mechanisms that rid the body of the excess acid and by restoring bicarbonate, a base that buffers acid. Metabolic acidosis results when the kidneys can no longer excrete sufficient acid or reabsorb sufficient bicarbonate back into the blood stream to balance acid production.
The prevalence and severity of metabolic acidosis in people with CKD progressively rises as kidney function declines. Adaptations by the kidneys initially prevent a fall in blood bicarbonate concentration but as eGFR continues to decline below 40 ml/min/1.73 m2, metabolic acidosis commonly develops. Over time, metabolic acidosis can lead to an increased risk of muscle wasting, loss of bone density and death. Additionally, if uncontrolled, a vicious cycle of worsening metabolic acidosis and accelerated progression of kidney disease can result.
The mechanism that links metabolic acidosis to kidney disease involves a cascade of events whereby patients with compromised kidneys do not excrete adequate amounts of acid to maintain acid-base balance. This imbalance and acid load accumulation leads to increases in the production of select peptides and hormones, including endothelin-1, aldosterone and angiotensin II, that increase the

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secretion of acid through the proximal and distal renal tubules of the remaining healthy nephrons in the compromised kidney. As currently understood, this sustained over-production of hormones exacerbates the damage in the diseased kidneys, resulting in long-term consequences, including renal fibrosis, proteinuria and inflammation, as well as sodium and water retention, which are hallmarks of the progression of CKD.
Metabolic acidosis can be diagnosed by measuring the level of bicarbonate in the blood, which is part of a standard metabolic panel. Properly functioning kidneys will maintain a blood bicarbonate level of between 22 to 29 milliequivalents per liter, or mEq/L. A persistent blood bicarbonate level below 22 mEq/L indicates metabolic acidosis. The NKF’s Kidney Disease Outcomes Quality Initiative, or KDOQI, guidelines and the International Society of Nephology’s Kidney Disease: Improving Global Outcomes, or KDIGO, guidelines recommend that in people with CKD, blood bicarbonate be maintained within the normal range of 22 to 29 mEq/L. Blood bicarbonate concentrations less than 22 mEq/L are associated with increased risk of CKD progression and increased risk of death.
The prevalence and severity of metabolic acidosis increases from Stage 3 to Stage 5 of CKD. We estimate the prevalence of metabolic acidosis to be 9% of the estimated 13.4 million Stage 3a CKD patients, 18% of the estimated 5.7 million Stage 3b CKD patients and over 30% of the estimated 2.5 million Stage 4 and Stage 5 CKD patients, resulting in a total prevalence of approximately 3 million CKD patients in the United States.
Metabolic Acidosis Poses a Significant Health Risk to Approximately 3 Million CKD Patients in the United States

~ 22 Million US Patients with Stage 3 to 5 CKD*
~3 Million with Metabolic Acidosis
Potential Consequences
Increased Mortality
Muscle Breakdown & Bone Disease
CKD Progression
CKD 3a/b (9-18%) ~2.2 M with Metabolic Acidosis
CKD 4/5/ESRD* (>30%) ~ 850K with Metabolic Acidosis

*Non-dialysis patients with eGFR<60.

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There is Significant Evidence that Treating Metabolic Acidosis Can Slow the Progression of CKD
Multiple retrospective studies provide qualitative and quantitative evidence for the relationship between metabolic acidosis and the progression of CKD across a wide range of baseline eGFRs and blood bicarbonate levels. Prospective studies have shown that treating metabolic acidosis translates into a clinically meaningful slowing of CKD progression.
In particular, four prospective trials (Garneata et al., 2016; de Brito-Ashurst et al., 2009; Phisitkul et al., 2010; Dubey et al., 2018) studying Stage 3 to 5 CKD patients with metabolic acidosis demonstrated slowing of CKD progression following an increase in blood bicarbonate with three different interventions, comprising a very low-protein diet, oral sodium bicarbonate and oral sodium citrate. Increases in blood bicarbonate resulted in improved clinical outcomes, including fewer patients who progressed to ESRD and/or experienced significant declines of eGFR. Additionally, clinical trials reported by Goraya et al., 2013 and 2014 and Mahajan et al., 2010 showed that, in patients with Stages 2 to 4 CKD due to hypertensive nephropathy, increasing blood bicarbonate levels with sodium bicarbonate or a low protein diet rich in fruits and vegetables resulted in reduced markers of kidney injury and slower decline in eGFR.
Four large published retrospective database analyses show an association between higher blood bicarbonate levels and slower progression of CKD, independent of baseline eGFR and other factors such as age, sex, proteinuria, hypertension and diabetes (Dobre et al., 2013; Raphael et al., 2011; Shah et al., 2009; Tangri et al., 2011). In these four distinct large cohorts of CKD patients, the analyses all demonstrate that clinical outcomes for CKD patients with blood bicarbonate levels that are below normal (i.e., < 22 mEq/L) are significantly worse compared to patients with normal blood bicarbonate levels (i.e., 22 to 29 mEq/L).
Dr. Navdeep Tangri, M.D., Ph.D., and colleagues have developed a validated model which is an accepted standard for predicting the risk of kidney disease progression (Tangri et al., 2011). This validated model and its underlying kidney failure risk equations have been proven generalizable in a multinational retrospective study of more than 30 cohorts and 720,000 participants with CKD, including 450,000 individuals from the Veterans Affairs Health System (Tangri et al., 2016). Blood bicarbonate is one of the key variables predicting kidney disease progression in Dr. Tangri’s eight variable risk equation.
Together with Dr. Tangri, we presented data at the NKF 2018 Spring Clinical Meeting that describes an analysis of the relationship between blood bicarbonate and a composite renal outcome (≥ 40% reduction in eGFR or ESRD) very similar to that being assessed in our confirmatory postmarketing trial (≥ 40% reduction in eGFR, ESRD or renal death). For purposes of this analysis, Dr. Tangri isolated the effect of blood bicarbonate on disease progression in a population of CKD patients with metabolic acidosis. Included in this analysis were 2,378 non-dialysis patients with Stage 3 to 5 CKD from Dr. Tangri’s validated cohort who had at least two nephrology visits and a blood bicarbonate value at their baseline visit (including a cohort of 289 patients with eGFR between 15 to 45 mL/min/1.73m2 and blood bicarbonate of 12 to 22 mEq/L). The resulting predictive metabolic acidosis model, or the Predictive MA Model, established the quantitative relationship between an increase in blood bicarbonate and the reduction in risk of kidney disease progression. The Predictive MA Model shows that the relationship between blood bicarbonate and the renal outcome is effectively linear, independent of baseline kidney function (eGFR), and consistent across subgroups of patients with reduced eGFR and those with established metabolic acidosis. Furthermore, it shows that each 1 mEq/L increase in blood bicarbonate is associated with a 6% to 9% reduction in the risk of CKD progression.
The Unmet Medical Need for the Chronic Treatment of Metabolic Acidosis
While the need to treat metabolic acidosis to slow the progression of CKD is well established, there are no FDA-approved therapies for the chronic treatment of metabolic acidosis. Specifically, the KDIGO guidelines recommend that in people with CKD, blood bicarbonate be maintained within the normal range of 22 to 29 mEq/L, because blood bicarbonate concentrations less than 22 mEq/L are associated with increased risk of CKD progression and increased risk of death.

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Unapproved methods to increase blood bicarbonate include oral alkali supplements, such as sodium bicarbonate. However, the use of oral alkali supplements such as sodium bicarbonate to increase blood bicarbonate introduces significant amounts of sodium to patients. Approximately 90% of later-stage CKD patients suffer from sodium sensitive comorbid conditions, such as hypertension, cardiovascular disease, heart failure or edema, and require a sodium-restricted diet. As such, the use of sodium-based supplements can lead to worsening blood pressure control and volume overload in this population.
A randomized, crossover study conducted by Husted et al., 1977, demonstrated that when equal amounts of sodium were delivered from either sodium bicarbonate or sodium chloride, each regimen led to similar increases in systolic blood pressure and fluid retention resulting in weight gain after just 4 days of dosing. In the control cohort the CKD patients were given approximately 12 grams/day of sodium chloride and in the treatment cohort the CKD patients were given approximately 6 grams/day sodium chloride plus approximately 8 grams/day sodium bicarbonate. During the treatment period, mean blood bicarbonate increased from 21 to 26 mEq/L. Systolic blood pressure increases (9 to 13 mm Hg) and weight gains (2 to 3 pounds) were not significantly different after administration of sodium chloride or sodium bicarbonate. We believe that increases of this magnitude in systolic blood pressure and fluid-based weight gain would pose a significant risk in CKD patients. In addition, a recent review of the literature by Bushinsky et al., 2018, indicates that the sodium from both sodium bicarbonate and sodium chloride has a consistent effect on fluid retention and/or blood pressure.
In a recent randomized, placebo-controlled, open-label study with a 6-month treatment conducted by Dubey et al., 2018, oral sodium bicarbonate was less well tolerated than placebo. Overall, adverse events occurred in significantly (p=0.01) more subjects in the sodium bicarbonate group compared to the control group. The safety profile of oral sodium bicarbonate showed that more subjects experienced GI side effects, fluid retention and worsening hypertension compared to placebo, despite significantly higher use of diuretics in the sodium bicarbonate group (p=0.008).
Consistent with the Husted et al., 1977 study, Abramowitz et al., 2013, demonstrated that achieving a 2 to 3 mEq/L increase in blood bicarbonate requires 4 to 6 grams of sodium bicarbonate (for an 80 kilogram, or kg, patient) which results in an additional sodium load of 1.1 to 1.6 grams (each gram of sodium bicarbonate delivers 274 mg of sodium). According to the CDC, the average diet in the United States includes approximately 3.4 grams of sodium each day, which equates to 8.6 grams of sodium chloride. KDIGO guidelines recommend that CKD patients consume less than 2 grams of total sodium per day. Given the sodium-sensitive comorbidities of most CKD patients, there are significant limitations on the use of sodium-based supplements.
As a result, while existing guidelines recommend treating patients into the normal range of blood bicarbonate, the limitations of currently available options results in approximately 3 million CKD patients with metabolic acidosis in the United States alone. There is a significant unmet medical need for a chronic therapy which treats metabolic acidosis and slows the progression of kidney disease in these patients. To chronically treat the broad population of CKD patients with metabolic acidosis, physicians need an FDA-approved treatment that is proven to be safe, effective and easy to comply with.
Our Solution—TRC101
TRC101 is a novel, non-absorbed, orally-administered polymer that is designed to bind hydrochloric acid in the GI tract and remove it from the body through excretion in the feces thereby decreasing the total amount of acid in the body and increasing blood bicarbonate. TRC101 is administered orally as a suspension in water. TRC101 removes acid without delivering additional sodium or other counterions, such as potassium and calcium, which would allow for the chronic treatment of patients with common comorbidities such as hypertension, edema and heart failure.

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TRC101 Target Product Profile
We have designed TRC101 to target the following product profile:

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Significantly Increase Blood Bicarbonate: Bind and remove sufficient amounts of acid such that a majority of the patients will achieve an increase from baseline blood bicarbonate of 4 mEq/L or more and/or reach the normal blood bicarbonate range. We estimate that each increase of 1 mEq/L in blood bicarbonate is associated with approximately a 6% to 9% reduced risk for progression of CKD, defined as progressing to ESRD or a ≥ 40% reduction in eGFR, in CKD patients with metabolic acidosis. In our pivotal TRCA-301 trial, 59.2% of TRC101-treated patients achieved a ≥ 4 mEq/L blood bicarbonate increase from baseline blood bicarbonate or reached the normal blood bicarbonate range, which we believe is a clinically meaningful increase in blood bicarbonate.

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Well-Tolerated: Based on our TRCA-101 and TRCA-301 trial results, patients infrequently reported GI-related adverse events, which were generally mild, self-limited and did not require treatment or dose adjustment of TRC101.

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Suitable for a Broad Population of Patients, including Patients with Sodium-Sensitive Comorbidities: Increase blood bicarbonate without delivering sodium or other counterions; such a therapy would be particularly advantageous for the approximately 90% of later-stage CKD patients with hypertension, cardiovascular disease, heart failure or edema comorbidities.

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Compatible with Other Medications: Allow concomitant dosing of common CKD medications. TRC101’s unique characteristics include a particle size designed to prevent systemic absorption and size-exclusion that provides high selectivity for hydrochloric acid.

•	Convenient, Once-Daily, Oral Administration: In our pivotal TRCA-301 trial, subjects self-administered 3-, 6- or 9-gram doses, once daily, with high overall compliance.

•	Room-Temperature Stable: Current data demonstrate 12-month room temperature stability and we plan to have data supporting 24-month shelf-life at room temperature at the time of the commercial launch.
TRC101 Mechanism of Action
The metabolic acidosis observed in CKD patients is often caused by an imbalance in production of acids relative to acid excretion. The human body generates acid every day through normal food intake and metabolism. Sources of acid include amino and nucleic acids from daily dietary intake and digestion of proteins. The daily load of acids from metabolic processes amounts to approximately 1 mEq per kg of body weight, or 50 to 100 mEq per day for adults. Prior studies with alkali supplementation have shown that 40% to 80% (20 to 80 mEq) of the daily acid produced needs to be neutralized in order to increase blood bicarbonate.
Acid binding is a novel approach to treating metabolic acidosis and increasing blood bicarbonate levels without introducing deleterious counterions or metals. This approach mimics the physiologic response to acid removal seen with persistent vomiting or nasogastric suction that results in an elevated blood bicarbonate level. To achieve the desired effect of increasing blood bicarbonate with a compliance enhancing daily dose of less than 10 grams per day, an acid binding polymer should have an amine capacity to bind at least 5 mEq of proton/gram. Once protonated, the acid binding polymer needs to preserve the effect of the proton binding by not removing anions such as fatty and bile acids that represent precursors metabolized to bicarbonate in the blood. The complementary anion to be bound that ensures net acid removal from the GI tract is chloride, the smallest anion present in the GI tract.
TRC101 is composed of low-swelling, spherical polymer beads that are approximately 100 micrometers in diameter. Each bead is a single, high molecular weight, crosslinked polyamine molecule. The size of the beads prevents the systemic absorption of TRC101 from the GI tract. The high degree of

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cross-linking within the TRC101 beads limits swelling and the overall volume in the GI tract, to ensure good GI tolerability. The high amine content of TRC101 provides proton binding capacity of at least 10 mEq/gram of polymer. Size exclusion built into the three-dimensional structure of the polymer enables preferential binding of chloride versus larger inorganic and organic anions, including phosphate, citrate, fatty acids and bile acids. This size exclusion mechanism allows a majority of the binding capacity to be used for hydrochloric acid binding.
The mechanism of action of TRC101 is illustrated below:
TRC101 Mechanism of Action
NH2 = Amino group, H+ = proton, NH3+ = Ammonium, Cl- = Chloride
Our Development Program for TRC101
Overview
Our development program for TRC101 is designed to obtain approval of TRC101 pursuant to the FDA’s Accelerated Approval Program. Under the Accelerated Approval Program, we plan to pursue approval for TRC101 based upon data from a primary endpoint that measures a change from baseline in blood bicarbonate. We have completed a successful 135-subject, Phase 1/2 trial, TRCA-101, and a successful 217-subject, pivotal Phase 3 clinical trial, TRCA-301. Both TRCA-101 and TRCA-301 utilized change from baseline in blood bicarbonate as their primary endpoint. Eligible subjects who completed the 12-week treatment period in our pivotal TRCA-301 trial were invited to continue in our safety extension trial, TRCA-301E, which enrolled 196 subjects and is expected to complete in the first half of 2019. Based on feedback from the FDA, we believe that the data from the TRCA-101, TRCA-301 and TRCA-301E clinical trials will provide sufficient clinical evidence of safety and efficacy to support the submission and review of an NDA for TRC101 pursuant to the Accelerated Approval Program. We plan to submit the NDA for TRC101 in the second half of 2019.
As part of the Accelerated Approval Program, the FDA may require one or more confirmatory postmarketing trials to verify and describe the anticipated effect or clinical benefit. We have committed to conduct a confirmatory postmarketing trial, known as the VALOR-CKD trial, or TRCA-303, to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. We anticipate that the VALOR-CKD trial will randomize approximately 1,600 subjects in order to show a 30% to 35% reduction in renal events, defined for purposes of the VALOR-CKD trial as a ≥ 40% reduction in eGFR, ESRD or renal death. The FDA has requested that the VALOR-CKD confirmatory postmarketing

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trial be completely enrolled, or nearly completely enrolled, prior to submission of our NDA for TRC101. We plan to complete the VALOR-CKD trial after the FDA’s review of our NDA for TRC101 and potential approval of TRC101. VALOR-CKD is a time-to-event study, and we estimate it will take approximately 4 years to accrue the number of events necessary to complete the study. Assuming successful completion of the VALOR-CKD trial, we plan to file a supplemental NDA, or sNDA, that incorporates results from the VALOR-CKD trial.
TRC101 Clinical and Nonclinical Results
TRCA-301 Phase 3 Clinical Trial
In May 2018, we completed our pivotal Phase 3 clinical trial, TRCA-301. The double blind, randomized, placebo-controlled trial enrolled 217 subjects with Stage 3b or 4 CKD (an estimated glomerular filtration rate, or eGFR, of 20 to 40 mL/min/1.73m2) and low blood bicarbonate levels (between 12 and 20 mEq/L). At the beginning of the 12-week treatment period, subjects were randomized in a 4:3 ratio to receive once-daily, or QD, TRC101 or placebo. Subjects in the active group initially received a QD dose of 6 grams of TRC101 (2 sachets). After week 4, bi-directional blinded dose adjustments to 3 grams/day (1 sachet) or 9 grams/day (3 sachets) were allowed in order to maintain blood bicarbonate in the normal range. Subjects in the placebo group initially received 2 sachets of placebo, with the same ability for bi-directional dose adjustments after 4 weeks. The dose titration algorithm required down-titration at blood bicarbonate values of ≥ 27 to ≤ 30 mEq/L. Subjects with a blood bicarbonate level > 30 mEq/L underwent an interruption of the study drug in accordance with the titration algorithm. Subjects were permitted to continue their existing oral alkali supplement during the trial, provided dosing remained stable. We conducted the trial at 47 sites in the United States and Europe.
TRCA-301 Pivotal Phase 3 Clinical Trial
The underlying comorbid conditions of TRC101-treated subjects and subjects in the placebo group in the TRCA-301 trial were well-balanced and included 97% hypertension, 65% type 2 diabetes, 44% left ventricular hypertrophy, and 31% congestive heart failure. During the three months prior to baseline, 12% of subjects had shortness of breath with exertion and 9% had edema or fluid overload. Nine percent of the total patient population in the trial reported the use of oral alkali therapy at baseline.
TRCA-301 Pivotal Phase 3 Trial Results
Primary and Secondary Endpoints
The blood bicarbonate levels of subjects were measured on day 1, week 1, week 2, and bi-weekly thereafter, up to and including week 14, which was a final post-treatment visit for those subjects not continuing into the TRCA-301E safety extension trial. The primary endpoint of the trial was an increase in blood bicarbonate level of at least 4 mEq/L or achieving a blood bicarbonate level in the normal range of 22 to 29 mEq/L, at the end of the 12-week treatment period. The secondary endpoint of the trial was the change from baseline in blood bicarbonate at the end of the 12-week treatment period.
Analysis of our pivotal Phase 3 trial demonstrated that treatment with TRC101 resulted in statistically significant increases in blood bicarbonate, meeting both the primary and secondary endpoints. After 12 weeks of treatment, 59.2% of subjects in the TRC101-treated group, compared with 22.5% of subjects in

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the placebo group, had an increase in blood bicarbonate level of at least 4 mEq/L or achieved a blood bicarbonate level in the normal range of 22 to 29 mEq/L, which was the primary endpoint of the trial. The secondary endpoint of the trial, the least squares, or LS, mean change from baseline to week 12 in blood bicarbonate, was 4.42 mEq/L in the TRC101-treated group, compared with 1.78 mEq/L in the placebo group. The mean change in blood bicarbonate from baseline to week 12 was 4.49 mEq/L in the TRC101-treated group, compared with 1.66 mEq/L in the placebo group. The results of the primary and secondary endpoints were both highly statistically significant (p<0.0001).
Summary Data for Our Pivotal Phase 3 Clinical Trial, TRCA-301
Exploratory Endpoints
Metabolic acidosis has been implicated as an important factor contributing to reduced muscle mass, manifested in decreases in lean body mass and muscle strength as well as increases in protein catabolic rate. Prior to a measurable decrease in blood bicarbonate, the body adapts, in part, to the increasing acid load by using intracellular buffers in muscle (primarily proteins and organic phosphates).
We included two exploratory endpoints in our pivotal Phase 3 trial, TRCA-301, to assess whether improvement in muscle function and patient quality of life could be demonstrated in this patient population through the treatment of metabolic acidosis.
The first exploratory endpoint examined the effect of treatment with TRC101 on self-reported responses to the physical functioning subpart of the Kidney Disease and Quality of Life Short Form, or the KDQOL-SF, survey. The KDQOL-SF survey is a validated questionnaire designed to assess health-related quality of life, or HRQOL, in kidney disease patients. Subjects in the trial responded to 10 questions related to physical function during daily activities, or the KDQOL-SF Physical Function Survey.
The second exploratory endpoint objectively measured physical function derived from a repeated chair stand test, or Repeated Chair Stand Test. In the Repeated Chair Stand Test, subjects were asked to fold their arms across their chests and to stand up from a sitting position once; if they successfully rose

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from the chair, they were asked to stand up and sit down five times as quickly as possible, and the time for these five repetitions was recorded.
The KDQOL-SF Physical Function Survey and Repeated Chair Stand Test were administered and scored in a blinded fashion, and a change in KDQOL-SF Physical Function Survey score and Repeated Chair Stand Test time from baseline at week 12 were pre-specified as exploratory endpoints.
Analyses of the TRCA-301 trial demonstrated statistically significant results from the KDQOL-SF Physical Function Survey. The least squares, or LS, mean change from baseline in the TRC101-treated group was 6.29 points (p<0.0001). In the placebo group, the LS mean change from baseline was 1.10 points (p=0.4787). The between group change from baseline difference between TRC101-treated subjects versus subjects in the placebo group was 5.19 points and was statistically significant (p=0.0122).
KDQOL-SF Physical Function Survey Results Demonstrated
Statistically Significant Improvement with TRC101
The TRCA-301 results for the second exploratory endpoint, the Repeated Chair Stand Test, showed a statistically significant improvement for the TRC101-treated subjects after 12 weeks of treatment, compared to their baseline score (a reduction in the LS mean of 1.17 seconds, p=0.0249) and showed a trend toward significance for the difference between TRC101-treated subjects and subjects in the placebo group (a reduction in the LS mean of 1.52 seconds, p=0.0630). Due to the non-normal distribution of data related to the two exploratory endpoints, post-hoc rank-based analyses were performed to supplement the pre-specified data analyses described above. The rank-based analyses showed consistent between group difference for the KDQOL-SF Physical Function Survey (p=0.0117) and a stronger association for the between group difference in the Repeated Chair Stand Test (p=0.0027), both favoring TRC101.

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Repeated Chair Stand Test Results Demonstrated
Statistically Significant Improvement with TRC101*

TRC101
Baseline = 17.3 seconds
-1.17 (p = 0.0249)
within group
1.52 seconds
improvement in favor of TRC101
(p = 0.0630)
Post hoc analysis: (p = 0.0027)*
Placebo
Baseline = 15.5 seconds
+0.35 (p = 0.5727)
within group
Improved chair stand time
Worsened chair stand time
-3
-2
-1
0
1
2
Change from Baseline to Week 12 (Seconds)

*Based on post-hoc rank-based analysis due to non-normal distribution of data.

We believe the results from the two exploratory endpoints are consistent and suggest an improvement, on average, in the physical function and related quality of life for TRC101-treated subjects in this trial. We believe the two endpoints together address that same potential clinical benefit in this acidotic population and are consistent with the basic physiology of the disease.
Safety
The overall safety profile of TRC101 observed in our pivotal Phase 3 trial, TRCA-301, is consistent with that expected for the general population of patients with Stage 3 to 5 CKD and with similar non-absorbed polymer drugs with a site of action in the gastrointestinal tract. The incidence of serious adverse events was low and balanced in the two treatment groups. The types of serious adverse events were consistent with those expected in the study population, and none of the serious adverse events were assessed to be related to treatment by the trial investigator, Medical Monitor or Drug Safety and Pharmacovigilance Team. There were two deaths in the study and both of these occurred in the placebo group.
TRC101 was well tolerated in our pivotal Phase 3 trial, TRCA-301. In total, over 95% of subjects in each of the groups completed the trial. Overall treatment-related adverse events occurred in 9.7% of subjects in the placebo group and 13.7% of TRC101-treated subjects. The most common treatment-related adverse events were mild to moderate GI disorders, which occurred in 5.4% of subjects in the placebo group and 12.9% of TRC101-treated subjects. The treatment-related GI adverse events that occurred in more than one subject in the trial included diarrhea, flatulence, nausea and constipation. The only other treatment-related adverse event that occurred in more than one subject was paresthesia (1.1% of subjects in the placebo group and 0.8% of TRC101-treated subjects). There were no apparent effects of TRC101 on serum parameters, such as sodium, calcium, potassium, phosphate, magnesium, or low-density lipoprotein observed in the trial that would indicate off-target effects of TRC101. A high blood bicarbonate level, defined as greater than 30 mEq/L, was observed transiently in 2 subjects, or 0.9%. Discontinuation

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of TRC101 per the protocol-defined dosing algorithm resulted in normalization of blood bicarbonate in these subjects.
TRCA-101 Phase 1/2 Clinical Trial
In 2016, we completed our Phase 1/2 trial, TRCA-101, a 135-subject, double-blind, randomized, placebo-controlled trial of TRC101. In this trial, subjects received either placebo or one of four different dosing regimens of TRC101 for two weeks as shown in the diagram below:
TRCA-101 Phase 1/2 Clinical Trial
The subjects were Stage 3 or 4 CKD patients with blood bicarbonate levels at baseline between 12 and 20 mEq/L. The treatment groups were demographically well matched, and the mean blood bicarbonate levels at baseline ranged between 17.5 and 18.0 mEq/L across the treatment groups. Comorbid conditions of the subjects enrolled in TRCA-101 included 93% of patients with hypertension, 70% with type 2 diabetes, 29% with left ventricular hypertrophy and 21% with congestive heart failure. We conducted the trial at five in-patient clinical research units where the subjects were monitored for the duration of the 2-week treatment period. During the 16-day in-unit residence (including the 14-day treatment period), clinical trial subjects were given a diet controlled for protein, caloric content, anions, cations and fiber, in accordance with dietary recommendations for CKD patients. The potential renal acid load, or PRAL, value was calculated for the daily meal plans to ensure that the trial diet was neither acidic nor basic. Daily PRAL values averaged 0.8 mEq/day. Average protein intake during the trial was 0.7 g/kg/day.
The blood bicarbonate levels of subjects were measured on a daily basis. Statistically significant increases in blood bicarbonate levels were observed in all TRC101-treated groups within 24 to 72 hours of initiation of therapy. After 14 days of treatment, the mean increase in blood bicarbonate levels from baseline in each of the TRC101-treated groups was between 2.95 and 3.83 mEq/L, with a mean blood bicarbonate increase of 3.3 mEq/L in the combined TRC101 group. All of these results were highly statistically significant (p-value < 0.0001), as were the increases from baseline as compared to the placebo group, whose mean blood bicarbonate level decreased by 0.18 mEq/L. The blood bicarbonate levels of all subjects were measured up to four times during the 2-week off-treatment follow-up period. In the TRC101-treated groups, the mean levels had reverted to near baseline levels after two weeks off treatment.

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TRC101 Significantly Increased Mean Blood Bicarbonate Throughout the
2-week Treatment Period, with Blood Bicarbonate Rapidly Returning
Toward Baseline After Treatment Discontinuation

End of Treatment
Mean Blood Bicarbonate, mEq/L
22
21
20
19
18
17
16
Baseline
Day 2
Day 3
Day 4
Day 5
Day 6
Day 7
Day 8
Day 9
Day 10
Day 11
Day 12
Day 13
Day 14
Day 15
Day 21
Day 28
Placebo (n=31)
1.5 g BID (n=25)
3 g BID (n=25)
6 g QD (n=28)
4.5 g BID (n=26)

In our Phase 1/2 trial, TRC101 was well-tolerated. All subjects completed treatment and remained in the trial through the applicable follow-up period. All treatment emergent adverse events, or TEAEs, were mild or moderate, and there were no serious adverse events. The most common TEAE was diarrhea which was reported by 20.2% of TRC101 treated subjects as compared to 12.9% of subjects in the placebo group. All cases of diarrhea were mild, self-limited, and none required treatment. There were no apparent effects of TRC101 on serum parameters, such as sodium, calcium, potassium, phosphate, magnesium, or low-density lipoprotein observed in the trial that would indicate off-target effects of TRC101. There were no apparent effects on vital signs, such as blood pressure, heart rate, respiratory rate or temperature, or body weight. The results of this trial were published in the Clinical Journal of the American Society of Nephrology (Bushinsky, et al., 2018).
Nonclinical Studies
We have conducted a range of nonclinical in vivo and in vitro studies to assess the mechanism of action, pharmacology, pharmacokinetics, and toxicology of TRC101.
Nonclinical in vitro and in vivo pharmacology studies demonstrated robust proton and chloride binding and retention by the TRC101 polyamine polymer resulting in removal of hydrochloric acid from the body. In vitro studies demonstrated that TRC101 can selectively bind and retain chloride under conditions that mimic the pH, transit times, and ionic content of various compartments of the GI tract. The marked binding capacity and selectivity for chloride observed with TRC101 in vitro translates into in vivo pharmacological effects. Removal of acid by TRC101 results in a dose-dependent increase in mean blood bicarbonate, as observed in rats with adenine-induced nephropathy and low blood bicarbonate. A significant increase in fecal chloride relative to controls suggests that TRC101 retained its functional integrity during transit

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through the rat GI tract. This study in an animal model of CKD illustrated the potential of TRC101 to correct depleted blood bicarbonate levels, the hallmark of metabolic acidosis.
Safety pharmacology assessments of the central nervous, respiratory, cardiovascular, and GI systems did not identify any TRC101-related adverse effects at oral doses up to 4 g/kg (central nervous system, respiratory) and up to 2 g/kg (GI) in rats and at 2 g/kg (cardiovascular) in dogs.
Lack of TRC101 absorption from the GI tract was demonstrated in both rats and dogs administered a single oral dose of radiolabeled [ 14 C]-TRC101. Because radioactivity was not observed in the plasma of either species, metabolism was not evaluated. The lack of absorption, in conjunction with the in vivo pharmacology study in rats, supports that TRC101 is not metabolized or degraded but maintains functional, and therefore, structural integrity during transit through the GI tract following oral administration. The results of the radiolabeled TRC101 absorption, distribution, metabolism, and excretion, or ADME, studies demonstrating a lack of oral bioavailability is consistent with the physicochemical properties of TRC101 (insolubility in aqueous and organic solvents, particle size averaging 100 micrometers in diameter, and particle stability).
Repeat-dose, GLP toxicology studies of up to 26 weeks duration in rats and 39 weeks duration in dogs demonstrated that TRC101 has a very low order of toxicity and was well tolerated. There were no effects on male or female reproductive organs and local GI tolerance was good. The no observed adverse effect level, or NOAEL, in both the rat and dog in the chronic toxicity studies was the highest dose of 2 g/kg/day; this dose of TRC101 is 13-fold higher than the highest proposed human dose of 9 g/day (0.15 g/kg/day based on a 60-kg patient). We also established that the polymer has no effect on the absorption of fat-soluble vitamins, such as A, D2, D3, and E. Reproductive toxicity studies indicate there are no adverse TRC101-related effects on maternal reproductive function or embryofetal development and no evidence of teratogenicity. TRC101 was not mutagenic or clastogenic when evaluated in genotoxicity studies. Given the non-absorbed nature of TRC101, we have been granted a waiver from FDA for fertility and early embryonic development (Segment I) and peri/postnatal development (Segment III) reproductive toxicity and carcinogenicity studies.
Drug-drug Interaction Studies
As part of our NDA filing, we will submit data evaluating the potential for drug-drug interactions, or DDIs, to occur with TRC101. TRC101 was designed to minimize DDIs. The size of the TRC101 particles prevents systemic absorption of the polymer from the GI tract; therefore, potential DDIs are confined to those that could occur in the GI tract (i.e., direct binding or indirect effects on bioavailability resulting from transient increases in gastric pH). In vitro studies have demonstrated that, as expected, given the charge and the size exclusion properties of TRC101, potential direct binding interactions are limited to small compounds (< 435 daltons) that are negatively charged under physiologic conditions. In our review of the structures of drugs commonly used in the CKD patient population, we observed that drugs with these characteristics are uncommon (approximately 10% of commonly used drugs in CKD patients). In our in vitro studies, the two drugs showing the most binding to TRC101 were aspirin and furosemide, both of which are small, negatively-charged and commonly used in the CKD patient population. We have tested aspirin and furosemide in vivo in human DDI studies conducted in healthy volunteers and these drugs showed a change in exposure of < 20% when co-administered with TRC101.
Because it is a hydrochloric acid binder, TRC101 can transiently increase gastric pH. The magnitude and duration of effect of TRC101 on gastric pH was measured continuously in vivo in healthy volunteers using a microelectrode pH probe. TRC101 increased gastric pH by approximately 3 pH units and approximately 1.5 pH units in the fasted and fed states, respectively. The increase in gastric pH was short-lived, with a peak within 1 hour after TRC101 dosing and a return to baseline after approximately 1.5 hours and approximately 3 hours under fasting and fed conditions, respectively. The effect on gastric pH following administration of TRC101 was similar in the presence and absence of a proton pump inhibitor (omeprazole). The bioavailability of orally administered drugs that are weak acids and weak bases can be affected by changes in gastric pH. Therefore, the clinical relevance of the transient increase in gastric pH

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caused by TRC101 was evaluated in vivo in human DDI studies conducted in healthy volunteers using three drugs with pH-dependent solubility: furosemide (weak acid), dabigatran (weak base) and warfarin (weak acid). These drugs showed a change in exposure of < 20% when co-administered with TRC101.
Based on the results of our DDI studies, we do not believe we need to recommend dosing separation for co-administered drugs with TRC101, either due to direct binding interactions or due to pH sensitivity. We believe it is reasonable to propose dosing instructions for TRC101 that do not include any dose separation recommendations for other oral medications. However, ultimate label instructions regarding co-administration of TRC101 with other oral medications will be subject to FDA review and approval.
TRC101 Regulatory Pathway and Future Clinical Trials
Our Development of TRC101 Pursuant to the Accelerated Approval Program.
Based upon the success of the TRCA-101 Phase 1/2 and TRCA-301 pivotal Phase 3 trials and discussions with the FDA, we plan to pursue approval of TRC101 through the Accelerated Approval Program. The FDA’s Accelerated Approval Program allows for drugs for serious conditions that address an unmet medical need to be approved based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Surrogate endpoints are used instead of clinical outcomes in some clinical trials. Surrogate endpoints are used when the clinical outcomes might take a very long time to study, or in cases where the clinical benefit of improving the surrogate endpoint, such as controlling blood pressure, is well understood. Clinical trials are needed to show that surrogate endpoints can be relied upon to predict, or correlate with, clinical benefit. Surrogate endpoints that have undergone this testing are called validated surrogate endpoints and those are accepted by the FDA as evidence of benefit.
Surrogate endpoints that the FDA determines are reasonably likely to predict clinical benefit may be used to support approval, in some cases, but are not yet validated. This is accomplished under the FDA’s Accelerated Approval Program, which is intended to provide patients with serious diseases more rapid access to promising therapies. Because such surrogate endpoints have not been validated, sponsors relying on them are generally required to verify the predicted clinical benefit of their products with confirmatory postmarketing clinical trials.
We believe that TRC101 is eligible for approval pursuant to the FDA’s Accelerated Approval Program based upon meeting the following three criteria:

•	Treatment of a Serious Condition: We believe that the progression of CKD to ESRD is a serious condition and the chronic treatment of metabolic acidosis may slow the progression of CKD.

•
Meaningful Advantage over Available Therapy: We believe that there is an unmet need for chronic therapies that slow progression to ESRD in CKD patients with metabolic acidosis. There are no FDA-approved chronic treatments for metabolic acidosis and there exists a large CKD patient population with metabolic acidosis.

•
Demonstrates an Effect on an Endpoint That Is Reasonably Likely to Predict Clinical Benefit: We believe that blood bicarbonate is an appropriate surrogate endpoint and that increasing blood bicarbonate is reasonably likely to predict slowing of progression of CKD.

Under the Accelerated Approval Program, we believe that our TRCA-301 Phase 3 trial will serve as the pivotal trial for our NDA submission for TRC101.
As a condition of filing our NDA pursuant to the Accelerated Approval Program, we have committed to conduct our confirmatory postmarketing trial, VALOR-CKD, which is designed to demonstrate that TRC101 provides a clinical benefit (i.e., improves how the patient feels, functions or survives) in addition to increasing blood bicarbonate levels. The FDA has requested that the trial be completely enrolled, or nearly completely enrolled, prior to submission of our NDA. If we receive FDA approval for TRC101, but do not

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complete the postmarketing trial, or if the postmarketing trial fails to show a clinical benefit of TRC101 treatment, the FDA may revoke its approval of TRC101.
TRCA-301E Safety Extension Clinical Trial
At the conclusion of participation in the TRCA-301 trial, eligible subjects were invited to participate in a 40-week safety extension trial, TRCA-301E. One hundred ninety-six subjects were enrolled in the extension trial and they continue to receive the same treatment (TRC101 or placebo) they were receiving in the parent trial. Trial drug doses may be adjusted upwards or downwards during the extension trial in an effort to maintain blood bicarbonate within the normal range. In addition, subjects receiving an oral alkali supplement during the parent trial may discontinue supplementation if their blood bicarbonate is ≥ 22 mEq/L. The purpose of the TRCA-301E trial is to obtain up to one year of safety data to be included in the NDA filing. The primary endpoint of the trial is the incidence of adverse events, serious adverse events and adverse events leading to withdrawal. This trial also includes secondary endpoints to assess the durability of effect on blood bicarbonate and physical function endpoints (i.e., KDQOL-SF Physical Function Survey and Repeated Chair Stand Test).
TRCA-301E Phase 3 Safety Extension Clinical Trial
VALOR-CKD (also known as TRCA-303) Clinical Trial
In the second half of 2018, we initiated the VALOR-CKD postmarketing trial to evaluate the efficacy and safety of TRC101 in delaying CKD progression in subjects with metabolic acidosis. The postmarketing trial is being conducted as a condition of filing our TRC101 NDA pursuant to the Accelerated Approval Program.
The protocol for the VALOR-CKD trial was designed in collaboration with a steering committee of international key opinion leaders in the fields of chronic kidney disease progression and metabolic acidosis and with input from the FDA. It is a multicenter, randomized, double-blind, placebo-controlled trial of subjects with Stage 3b or 4 CKD (eGFR of 20 to 40 mL/min/1.73m2) and metabolic acidosis (blood bicarbonate levels of 12 to 20 mEq/L). The eligibility criteria for the VALOR-CKD trial are similar to those used in our pivotal Phase 3 trial, TRCA-301. Based on observations from the TRCA-301 trial, we have strengthened the screening requirements in the VALOR-CKD trial to enable enrollment of subjects with confirmed metabolic acidosis at baseline. Subjects will be treated with TRC101 (3, 6 or 9 g QD) or placebo, with titration to attempt to maintain blood bicarbonate in the normal range (22 to 29 mEq/L); we have removed the requirement for dose down-titration for subjects with blood bicarbonate ≥ 27 mEq/L and ≤ 30 mEq/L that was stipulated in the TRCA-301 trial, as we believe that down-titration is no longer needed to avoid sustained blood bicarbonate levels above the normal range.
The primary endpoint of the VALOR-CKD trial compares the time to first renal event, with a renal event defined as a ≥ 40% reduction in eGFR, progressing to ESRD, or renal death, in TRC101-treated subjects versus subjects in the placebo group. Subjects will be followed in the trial until the independent blinded Clinical Endpoint Committee has positively adjudicated the targeted number of primary endpoint events, which we estimate will be approximately four years following full enrollment. Based on the

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magnitude of the increase in blood bicarbonate observed in our pivotal Phase 3 trial, TRCA-301, and the inverse relationship between blood bicarbonate and risk of renal events described by the Predictive MA Model, we have determined that randomizing 1,600 subjects to TRC101 or placebo in a 1:1 ratio will result in 90% power to show a 30% to 35% reduction in renal events in the VALOR-CKD trial.
VALOR-CKD Postmarketing Clinical Trial
The FDA has requested that the VALOR-CKD trial should be completely enrolled, or nearly completely enrolled, prior to submission of our NDA for TRC101.
Commercial Opportunity and Commercialization Plan
The commercial opportunity for TRC101, as potentially the first and only FDA-approved therapy for the chronic treatment of CKD patients with metabolic acidosis is rooted in its distinctive value proposition. TRC101 has the potential for disease modification by slowing the progression of CKD by treating metabolic acidosis.
CKD patients suffering from metabolic acidosis frequently present with diabetes, hypertension, and cardiovascular disease leading to progressive kidney disease. These patients are managed by multiple physician specialties and are generally referred to a nephrologist as their kidney disease progresses to Stage 3 or 4. Nephrologists have few treatment options beyond renin-angiotensin-aldosterone system, or RAAS, inhibitors to slow the progression of CKD and typically manage common symptoms and complications of kidney disease, such as hyperkalemia, hyperphosphatemia and anemia.
We have identified nephrologist-treated CKD patients with metabolic acidosis as our initial target patient population for TRC101, if approved. We estimate that metabolic acidosis affects 3 million of the approximately 22 million CKD patients in the United States, but that only 35% of those patients are currently diagnosed. Of those CKD patients that are diagnosed with metabolic acidosis, we believe that approximately 50%, or 600,000, are treated by a nephrologist. We plan to initially commercialize TRC101 in the United States with a specialty sales force of approximately 80 to 100 individuals focused on the highest prescribing subset of the approximately 9,000 practicing nephrologists who we believe are currently treating our target patient population.
We estimate that approximately 90% of patients with Stage 3 to 5 CKD have one or more sodium sensitive comorbidities. Therefore, we believe that approximately 10% of our 600,000 patient target population are candidates for oral alkali supplementation. The remaining 540,000 patients with metabolic acidosis are the initial target population for TRC101.
Our pre-launch activities are focused on physician education and ensuring optimal market access. We have initiated a campaign to deliver comprehensive disease awareness and education to nephrology specialists. These disease education efforts will communicate the existing evidence that increasing blood bicarbonate in CKD patients with metabolic acidosis slows the progression of CKD and reduces kidney failure events. We believe the broad understanding of this evidence will help to establish and increase the urgency to treat patients with TRC101 and support our rapid launch uptake following FDA approval, if achieved. As part of our disease awareness and education activities, we have developed and launched a mobile app, Neph+, educational videos and two nephrology-oriented websites, NephPlus.com and MetabolicAcidosisInsights.com, to provide ready access to the Neph+ app and to expand awareness of the complications of metabolic acidosis in CKD patients, including the link between metabolic acidosis and the progression of CKD. Over time, due to the disease modification potential of TRC101, we intend to

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address the broader CKD patient population who receive care from cardiologists, endocrinologists, diabetologists and a subset of primary care physicians, either on our own or with a partner.
In late 2018, we completed a retrospective health economic study of pre-dialysis patients with Stage 3 to 5 CKD which showed that the presence of metabolic acidosis in these patients was associated with significantly higher patient costs independent of CKD stage, sex, age, diabetes, hypertension, and occurrence of a renal outcome event defined as death, chronic dialysis, renal transplant, or an eGFR decline ≥ 40%. The study queried electronic health records, or EHR, from a national de-identified electronic medical record dataset from 2007 to 2017 to identify non-dialysis patients with Stage 3 to 5 CKD and that were followed for 2 years for the renal outcome event. The results of the analyses from 10,725 persons less than 65 years of age showed a mean total per patient per year healthcare cost of approximately $90 thousand for patients with metabolic acidosis versus approximately $53 thousand for patients with a 4 mEq/L higher blood bicarbonate level, resulting in an estimated per patient per year healthcare cost savings of approximately $37 thousand. The study also showed that metabolic acidosis was a strong independent predictor of costs at each CKD stage. Due to the absence of an FDA-approved product for metabolic acidosis, we cannot model a treated versus untreated population for this health economic study. Rather we relied on matching similar patient populations, one with metabolic acidosis and one with 4 mEq/L higher blood bicarbonate level, based on the assumption that the population with 4 mEq/L higher blood bicarbonate level accurately mimics a treated population.
We presented information about the design and results of our health economic study to 15 payers covering over 200 million patient lives and also shared with them our TRCA-301 trial data. Health insurers surveyed have indicated their perception of the likelihood of TRC101 coverage is influenced by the following potential attributes of TRC101: first in class treatment, disease modifying, safe and efficacious and significant direct healthcare cost savings. Based on the payers’ responses, we believe that the pricing for TRC101 can be supported above the current pricing for other polymer therapeutics marketed for treating conditions related to kidney disease, but which are not disease modifying. Notably, we estimate that approximately 25% to 30% of our target patient population is commercially-insured and may be eligible for co-pay assistance programs to help them access TRC101.
To address markets outside of the United States, we plan to seek one or more partners with international sales expertise who can sell TRC101 in target markets. We anticipate that in certain markets additional clinical trials of TRC101 may be required to obtain regulatory approval and/or ensure market access.
Manufacturing
TRC101 drug substance is a room-temperature stable, free flowing powder, composed of low-swelling, polymeric beads, approximately 100 micrometers in diameter. As a non-absorbed polymeric drug, TRC101 is designed to be insoluble in all solvents, including water, and is characterized by its desired function, including high binding capacity and selectivity, physical properties, such as minimal swelling, and impurities. Characterization of isolated intermediates and careful control of each step of the process, such as rate and amount of incorporation of starting materials, define the structure of the polymer. Because the process to manufacture TRC101 fundamentally defines the key polymer attributes for safety and efficacy, the same process that was originally developed by us during the discovery and early development phase, is still closely followed at larger scales.
TRC101 is manufactured using an efficient, scalable, two-step process. This two-step approach enables, in step one, the preparation of a crosslinked polymer having a high binding capacity, and in step two, further crosslinking for low swelling and selectivity for hydrochloric acid.
The resulting TRC101 drug substance is converted into drug product by filling it into sachets without the addition of excipients. TRC101 drug product is stored at room temperature. Ongoing stability studies demonstrate that TRC101 is stable at room temperature for at least 12 months, and we are conducting

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registration stability studies that we anticipate will enable us to indicate on our label, if approved, that TRC101 is stable at room temperature for up to 24 months.
We contract with third-party service providers to manufacture TRC101 drug substance, TRC101 drug product and to perform analytical testing services. We currently have no manufacturing facilities and limited personnel with manufacturing experience. We developed the process to manufacture TRC101 drug substance in-house and have successfully transferred it to three manufacturers. We believe that there are a limited number of experienced contract manufacturers in the world capable of manufacturing a polymeric drug substance such as TRC101. We currently rely on Patheon Austria GmbH & Co KG, or Patheon, as our sole supplier for drug substance manufacturing and we have two suppliers for drug product manufacturing. We intend to initially commercialize with a single supplier for drug substance and a single supplier for drug product. Nevertheless, we plan to establish a diverse and volume-appropriate portfolio of third-party manufacturers to reduce our dependency on single suppliers for drug substance and drug product in the future. We plan to continue to rely upon contract manufacturers and commercial suppliers of raw materials for the commercial manufacture of TRC101 if it is approved by regulatory authorities.
In May 2018, we entered into a Master Development/Validation Services and Clinical/Launch Supply Agreement, or the Patheon Agreement, with Patheon. Pursuant to the Patheon Agreement, Patheon has agreed to manufacture and supply to us, and we have agreed to purchase from Patheon, on a project basis, TRC101 drug substance in amounts necessary to satisfy our currently projected demand for our confirmatory postmarketing trial, VALOR-CKD, manufacturing process validation to satisfy FDA requirements, and the initial commercial supply for our TRC101 launch, assuming approval, through at least 2020. The Patheon Agreement has an initial term of three years or such time as there has been a period of 12 months without any statement of work outstanding absent earlier termination. Thereafter, the Patheon Agreement will continue for consecutive one-year renewal terms unless terminated earlier. Either party may terminate the Patheon Agreement after the initial term, at any time, by providing the other party at least three months written notice of termination prior to the end of the then current term. Either party may terminate the Patheon Agreement for the other party’s material breach or bankruptcy.
We have completed manufacturing of TRC101 drug substance for our ongoing registration stability studies. TRC101 drug product registration stability studies began in mid-2018 and are scheduled to be completed in mid-2019. We have adequate TRC101 drug substance and drug product supply for our currently ongoing safety extension trial, TRCA-301E. Ongoing TRC101 drug substance and drug product manufacturing campaigns have produced the initial quantities to support the anticipated demand for the first 12 months of our confirmatory postmarketing trial, VALOR-CKD.
Manufacturing commercial quantities of TRC101 will require larger scale production than we have been using to produce TRC101 for use in our clinical trials. We believe that our current production methods can be scaled to meet our anticipated commercial needs without introducing changes to key TRC101 properties, including binding capacity, selectivity for hydrochloric acid and non-absorption. We use acid binding, competitive anion binding and particle size measurement assays to confirm these properties. The scale of the first step in our drug substance manufacturing process, step one, is being increased to approximately 640 kg, and the scale of the second step in our drug substance manufacturing process, step two, is being increased to approximately 700 kg.
Our third-party service providers, their facilities and the TRC101 used in our clinical trials or for commercial sale are required to be in compliance with current Good Manufacturing Practices, or cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and packaging containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The facilities manufacturing and testing our products must meet cGMP requirements and satisfy FDA or other authorities before any product is approved and before we can manufacture commercial products. Our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the

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testing and manufacture of TRC101 to assess compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of TRC101. Contract manufacturers at times encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.
Summaries of Key Prospective Studies
In multiple prospective studies it has been observed that increasing blood bicarbonate results in improved renal outcomes in CKD patients. In particular, four prospective studies (Garneata et al., 2016, de Brito-Ashurst et al., 2009; Phisitkul et al., 2010, Dubey et al., 2018) ranging from 6 months to 2 years in duration, demonstrated slowing of CKD progression following an increase in blood bicarbonate in patients with Stage 3 to 5 CKD and metabolic acidosis. Clinical observations included fewer cases of rapid kidney function decline, and fewer patients who developed ESRD requiring dialysis in CKD patients who received interventional therapy in order to increase their blood bicarbonate.
The following are summaries of these four prospective studies:
Prospective Study #1: Ketoanalogue-Supplemented Vegetarian Very Low-Protein Diet and CKD Progression, Garneata et al., 2016
In this single-center, open-label, prospective, parallel-group study, 207 CKD patients with metabolic acidosis were studied for 15 months. One hundred four (104) patients were randomized to receive a vegetarian, ketoanalogue-supplemented very low protein diet (0.3 g/kg/day; N = 104) and the remaining 103 patients served as the control group and received a typical low protein diet (0.6 g/kg/day; N = 103). The patient population had a baseline average eGFR of approximately 18 mL/min/1.73m2 and an average blood bicarbonate of approximately 16.7 mEq/L. Patients with hypertension (BP ≥ 145/85 mmHg), diabetes, or heart failure were not allowed to enroll in the trial; only 14% of the screened patients met all the eligibility criteria and agreed to adhere to the dietary requirements and could, therefore, be randomized in this study.
At the end of the 15-month treatment period, blood bicarbonate levels in the treated patients increased by 6.8 mEq/L compared to the control group; these results were clinically meaningful and statistically significant (p < 0.01).
Kidney function decline over the treatment period was significantly slower (-4.2 mL/min/1.73 m2; p < 0.01) in the patients on the very low protein diet compared to controls. Patients treated with the very low protein diet were also significantly less likely (p < 0.001) than control patients to meet the primary endpoint of renal replacement therapy or a decrease in eGFR of > 50% (13% vs 42%) over the 15-month treatment period.

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Garneata: A Lower Percentage of Patients on VLPD Experienced > 50% Reduction of Initial eGFR or Renal Replacement Therapy
Garneata et al. JASN 2016;27:2164-2176
©2016 by American Society of Nephrology. Reprinted with permission.
Prospective Study #2: Bicarbonate Supplementation Slows Progression of CKD and Improves Nutritional Status, de Brito-Ashurst et al., 2009
In this single-center, open-label, prospective, parallel-group study, 134 CKD patients with mild metabolic acidosis were randomized to intervention with oral sodium bicarbonate or standard of care with no intervention (67 patients in each group) for 2 years. The patient population had a baseline average eGFR of approximately 20 mL/min/1.73 m2 and an average blood bicarbonate of approximately 20 mEq/L. Patients with poorly controlled hypertension or overt congestive heart failure were not allowed to enroll in the trial.
At the end of the 2-year study, blood bicarbonate levels in the treated patients increased by approximately 4 mEq/L compared to the control group; these results were clinically meaningful and statistically significant (p < 0.001).
Kidney function decline over the 2-year treatment period was significantly slower (-4.0 mL/min/1.73 m2; p < 0.0001) in the sodium bicarbonate treated patients compared to controls. Patients who received treatment for their metabolic acidosis were also significantly less likely than untreated patients to experience rapid progression of kidney failure (9% vs 45%; p < 0.0001) or to develop ESRD (6.5% vs 33%; p < 0.001) over the 2-year treatment period.

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de Brito-Ashurst: Kaplan-Meier Analysis to Assess the Probability of Reaching ESRD Between Oral Alkali Supplement Intervention and Control

Intervention
Control
Dialysis free survival
1.00
0.75
0.50
0.25
0.00
0
6
12
18
24
Months follow up

de Brito-Ashurst et al. JASN 2009;20:2075-2084
©2009 by American Society of Nephrology. Reprinted with permission.
Prospective Study #3: Amelioration of Metabolic Acidosis in Patients with Low GFR Reduced Kidney Endothelin Production and Kidney Injury, and Better Preserved GFR, Phisitkul et al., 2010
In this single-center, open-label, prospective, parallel-group study, 59 patients with hypertensive nephropathy and mild metabolic acidosis were studied. Thirty patients were treated with oral sodium citrate for 2 years, and the remaining 29 patients, who were unable or unwilling to take sodium citrate, served as controls. The patient population had a baseline average eGFR of approximately 32.5 mL/min/1.73 m2 and an average blood bicarbonate of approximately 20.5 mEq/L. Patients with diabetes, heart failure or edema were not allowed to enroll in the trial, and blood pressure was controlled to recommended levels in all patients prior to and during the treatment period.
At the end of the 2-year study, blood bicarbonate levels in the treated patients increased by 4.2 mEq/L compared to the control group; these results were clinically meaningful and statistically significant (p < 0.0001). Kidney function decline over the 2-year treatment period was 4.4 mL/min/1.73 m2 slower in the sodium citrate treated patients compared to controls, but the difference between groups in eGFR at the end of this small study did not reach statistical significance (p = 0.066).
Prospective Study #4: Correction of Metabolic Acidosis Improves Muscle Mass and Renal Function in Chronic Kidney Disease Stages 3 and 4: a Randomized Controlled Trial, Dubey et al., 2018
In a recent prospective, randomized, single-center, open-label study, the clinical benefits of oral sodium bicarbonate supplementation were demonstrated after only a 6-month treatment period. This trial enrolled 188 patients with Stage 3 to 4 CKD and metabolic acidosis with baseline mean eGFR approximately 30 mL/min/1.73 m2 and mean blood bicarbonate approximately 18 mEq/L. Patients with decompensated heart failure, morbid obesity or decompensated chronic liver disease were excluded from the study. Patients received standard of care plus oral sodium bicarbonate at a dose to achieve a blood

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bicarbonate level between 24 and 26 mEq/L (mean dose approximately 2.3 g/day; N = 94;) or standard of care only (N = 94).
After 6-months of treatment, mean blood bicarbonate increased significantly (5.4 mEq/L) in treated patients but decreased (-0.3 mEq/L) in untreated patients. The sodium bicarbonate-treated group had an increase in eGFR of 2.4 mL/min/1.73 m2, while eGFR in the control group decreased by -2.3 mL/min/1.73 m2. A rapid decline in eGFR (defined as >3 mL/min/1.73 m2) was observed in 41.5% of the control patients vs. 20.2% of the sodium bicarbonate-treated patients (p = 0.001). Furthermore, the intervention group showed significantly increased lean body mass index and mid-arm muscle circumference compared to the control group.
The study authors noted that the clinical benefits achieved with oral sodium bicarbonate treatment in this study came at a significant health cost. Overall, adverse effects were significantly higher in the sodium bicarbonate group than the control group. Treatment was associated with increasing edema and worsening hypertension requiring diuretics beginning within two months of initiation of sodium bicarbonate. 35.1% of patients in the intervention group had a significantly increased requirement for diuretics versus 18.1% of patients in the control group (p = 0.008).
Dubey: Adverse Effect Profile

Characteristics	Control Group	Sodium Bicarbonate Group	P-value
Overall adverse effects(a), n (%)	39 (41.4)	73 (77.7)	0.01
Gastrointestinal, n (%)	0	11 (11.7)	—
Worsening hypertension, n (%)	21 (22.3)	33 (35.1)	0.13
Worsening edema, n (%)	15 (16)	27 (28.7)	0.09
Increased requirement for diuretics, n (%)	17 (18.1)	33 (35.1)	0.008
Acute kidney injury, n (%)	3 (3.2)	2 (2.1)	0.65
Hospitalizations, n (%)	3 (3.2)	2 (2.1)	0.65
Progression to ESRD, n	—	—	—
Death, n	1	1	1
________________

(a)	Excluding an increase in diuretic prescriptions and hospitalizations (all hospitalizations were because of acute kidney injury, AKI).
Intellectual Property
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our drug candidates, manufacturing and process discoveries, and other know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.
TRC101 was discovered by us utilizing our proprietary technology. We have filed several non-provisional and provisional patent applications, all owned by us, relating to TRC101 in the United States, certain foreign countries, and the World Intellectual Property Organization that are directed to compositions-of-matter, dosage unit forms, methods-of-treatment, medical use, and methods of manufacture.

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Our patent portfolio, which is solely owned by us, includes two issued U.S. composition of matter patents (U.S. Patent No. 9,205,107B2 and No. 9,925,214B2), an issued U.S. method of treatment patent (U.S. Patent No. 9,993,500B2), an issued European medical use patent (EP3 003 327B1); and an issued Japanese medical use patent (JP6,453,860) each of these patents is expected to expire in 2034, excluding any additional term resulting from patent term extension if the appropriate maintenance fees are paid. In addition, we expect that U.S., European and Japanese patents and the patent applications in this portfolio, if issued, would expire between 2034 and 2038, excluding any additional term from patent term adjustment or patent term extension if appropriate maintenance and other governmental fees are paid. Additional patent term for the presently-issued or later issued U.S. patents may be awarded as a result of the patent term extension provision of the Hatch-Waxman Amendments of 1984, or the Hatch-Waxman Act. In the European Union member countries, a supplementary protection certificate, if obtained, provides a maximum five years of market exclusivity.
In other jurisdictions (currently, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Mexico, Republic of Korea, and Russia), the term and patent applications relating to TRC101, including composition of matter and various other patents, including dosage unit form, method-of-treatment, medical use and method of manufacture patents, where applicable, are expected to expire between 2034 and 2038, if the appropriate maintenance, renewal, annuity, and other government fees are paid. These patents and patent applications (if applicable), depending on the national laws, may benefit from extension of patent term in individual countries if regulatory approval of TRC101 is obtained in those countries. For example, in Japan, the term of a patent may be extended by a maximum of five years in certain circumstances.
Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the USPTO delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. The actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have a material adverse impact on us.
Research and Development
We are conducting clinical trials and other development activities to support submission of our NDA for TRC101 and manufacturing of commercial supply of TRC101. We invested $21.8 million and $35.9

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million in research and development in the years ended December 31, 2016 and 2017, respectively, and invested $25.2 million and $62.9 million in research and development for the three and nine months ended September 30, 2018.
Competition
Our industry is highly competitive and subject to rapid and significant technological change. While we believe that our development experience, commercialization expertise and scientific knowledge provide us with competitive advantages, we may face competition from large pharmaceutical and biotechnology companies, smaller pharmaceutical and biotechnology companies, specialty pharmaceutical companies, academic institutions, government agencies and research institutions and others.
Many of our competitors may have significantly greater financial, technical and human resources than we have. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if competitors develop or market products or other novel technologies that are more effective, safer or less costly than TRC101, or they may obtain regulatory approval for their products more rapidly than we may obtain approval for ours.
There are no therapies approved by the FDA for the chronic treatment of metabolic acidosis, and we are not aware of any active clinical development programs other than ours for a treatment in the United States. The FDA has approved generic intravenous sodium bicarbonate solutions for the treatment of acute metabolic acidosis which may occur in severe renal disease, uncontrolled diabetes, and certain other disorders accompanied by a significant loss of bicarbonate; however, those therapies are used for short-term hospital-based treatments and are not used in clinical practice to treat metabolic acidosis. Metabolic acidosis in CKD patients is currently most commonly treated using oral alkali supplementations, such as sodium bicarbonate, sodium citrate or, less frequently, potassium citrate. These treatments have not been approved by the FDA for the treatment of metabolic acidosis.
Government Regulation
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, postmarketing monitoring and reporting, and import and export of drug products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Approval Process
In the United States, the Food and Drug Administration, or FDA, regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and implementing regulations. These laws and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, postmarketing monitoring and reporting, sampling, and import and export of drug products. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending regulatory applications, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

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The process required by the FDA before a drug may be marketed in the United States generally includes the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the product candidate for its intended use;

•	submission to the FDA of a New Drug Application, or NDA, for a new product;

•
satisfactory completion of an FDA inspection, if conducted, of the facility or facilities where the product candidate is manufactured to assess compliance with the FDA’s current Good Manufacturing Practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug product candidate’s identity, strength, quality, purity, and potency;

•	potential FDA inspection of the nonclinical and clinical trial sites;

•	potential FDA inspection of us and vendors involved in the generation of the data in support of the NDA; and

•	FDA review and approval of the NDA.
Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product candidate or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.
Nonclinical tests include laboratory evaluation of the product candidate’s chemistry, formulation, and toxicity, as well as animal studies to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLP. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate’s chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND.
The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an ethics committee/institutional review board, or IRB, for approval. An ethics committee/IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the ethics committee/

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IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects are being exposed to an unacceptable health risk.
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the product candidate is usually into healthy human subjects, and the product candidate is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the product candidate for a particular indication, dosage tolerance, and optimal dosage, and to identify common adverse effects and safety risks. If a product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of subjects, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the product candidate and to provide adequate information for the labeling of the product candidate. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the product candidate. A single Phase 3 trial may be sufficient in certain circumstances.
A drug product candidate being studied in clinical trials may be made available for treatment of individual patients, in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, which was signed into law in December 2016, the manufacturer of an investigational product for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product.
During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support the approval of the new product candidate.
Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf life. After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all nonclinical, clinical, and other testing and a compilation of data relating to the product candidate’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to annual prescription drug program fees. These fees are typically increased annually. On August 3, 2017, Congress passed the FDA Reauthorization Act of 2017, or FDARA, which reauthorizes the various user fees to facilitate the FDA’s product review and oversight.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA must be resubmitted

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with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review product candidates are reviewed within ten months of the date the FDA files the NDA; most applications for priority review product candidates are reviewed within six months of the date the FDA files the NDA. Priority review can be applied to a product candidate that the FDA determines has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. This late-submitted information is typically requested by FDA.
Among other things, the FDA reviews an NDA to determine whether the product is safe and effective for its intended use and whether the product candidate is being manufactured in accordance with cGMP. The FDA may also refer applications for novel product candidates, or product candidates that present difficult questions of safety or efficacy, to an advisory committee, typically a panel that includes clinicians and other experts for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA may inspect the facility or the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. To assure GCP and cGMP compliance, an applicant must incur significant expenditures of time, money and effort in the areas of training, record keeping, production, and quality control.
Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive. The FDA may disagree with our trial design or interpret data from nonclinical studies and clinical trials differently than we interpret the same data. If the agency decides not to approve the NDA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the application identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the drug in the United States with specific prescribing information for specific indications.
Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. In addition, the FDA may require confirmatory postmarketing trials, sometimes referred to as “Phase 4” clinical trials, designed

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to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.
Foreign Clinical Studies to Support an IND or NDA
The FDA will accept as support for an IND or NDA a well-designed, well-conducted, non-IND foreign clinical trial if it was conducted in accordance with GCP and the FDA is able to validate the data from the trial through an on-site inspection, if necessary. A sponsor or applicant who wishes to rely on a non-IND foreign clinical trial must submit supporting information to the FDA to demonstrate that the trial conformed to GCP.
Regulatory applications based solely on foreign clinical data meeting these criteria may be approved if the foreign data are applicable to the U.S. population and U.S. medical practice, the trials have been performed by clinical investigators of recognized competence, and the data may be considered valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria may result in the application not being approvable based on the foreign data alone.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Expedited Development and Review Programs
The FDA has various programs, including Fast Track Designation, Priority Review Designation, Accelerated Approval Program and Breakthrough Therapy Designation, which are intended to expedite or simplify the process for reviewing product candidates. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification or that the time period for FDA review or approval will be lengthened. Generally, product candidates that are eligible for these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs and those that offer meaningful benefits over existing treatments. For example, Fast Track Designation is a process designed to facilitate the development and expedite the review of product candidates to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Priority Review Designation is designed to give a product candidate that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness, an initial review within six months as compared to a standard review time of within ten months of the date the FDA files the NDA.
Although Fast Track Designation and Priority Review Designation do not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track Designation product candidate and expedite review of the application for a Priority Review Designation product candidate.
In the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was signed into law in July 2012, the U.S. Congress encouraged the FDA to utilize innovative and flexible approaches to the assessment of product candidates under the Accelerated Approval Program. The law required the FDA to issue related guidance and also promulgate confirming regulatory changes. In May 2014, the FDA published a final Guidance for Industry titled “Expedited Programs for Serious Conditions-Drugs and

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Biologics,” which provides guidance on the FDA programs that are intended to facilitate and expedite development and review of new product candidates as well as threshold criteria generally applicable to concluding that a product candidate is a candidate for these expedited development and review programs.
In addition to the Fast Track Designation and Priority Review Designation Programs discussed above, the FDA also provided guidance on a new program for Breakthrough Therapy Designation, established by FDASIA to subject a new category of product candidates to expedited approval. A sponsor may seek Breakthrough Therapy Designation of a product candidate if the product candidate is intended, alone or in combination with one or more other therapeutics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A request for Breakthrough Therapy Designation should be submitted concurrently with, or as an amendment to, an IND, but ideally no later than the End-of-Phase 2 meeting.
Accelerated Approval Program
Under the accelerated approval provisions of the FFDCA and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product for a serious or life-threatening disease or condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. Products approved under the Accelerated Approval Program must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
The Accelerated Approval Program is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, while the effect on the surrogate endpoint occurs more rapidly. The FDA will not grant approval under the Accelerated Approval Program to products that meet standards for traditional approval.
The evidence to support the determination that an endpoint is reasonably likely to predict clinical benefit may include epidemiological, pathophysiological, therapeutic, pharmacologic, or other evidence developed using biomarkers, for example, or other scientific methods or tools. The FDA considers all relevant evidence and may consult external experts, as needed. Important factors for the agency’s consideration include the disease process and the relationship between the drug’s effect and the disease process.
Approval under the Accelerated Approval Program is subject, however, to the requirement that the applicant conduct additional postmarketing clinical trials to verify and describe the drug’s clinical benefit, where there is uncertainty as to the relationship of the surrogate endpoint to the clinical benefit, or of the observed clinical endpoint to ultimate outcome. Typically, clinical benefit is verified when postmarketing clinical trials show that the drug provides a clinically meaningful positive therapeutic effect, that is, an effect on how a patient feels, functions, or survives. The FDA may require that any confirmatory postmarketing trial be initiated or substantially underway prior to the submission of an application under the Accelerated Approval Program. And, if such confirmatory postmarketing trial fails to confirm the drug’s clinical profile or risks and benefits, the FDA may withdraw its approval of the drug. The FDA may also withdraw the approval if other evidence demonstrates that the product is not safe or effective. All promotional materials for product candidates approved under the Accelerated Approval Program are subject to prior review by the FDA. The FDA has issued labeling instructions specific to the program. For example, if a drug is approved based on a surrogate endpoint under the program, its labeling should include a succinct description of the limitations of usefulness of the drug and any uncertainty about anticipated clinical benefits. False or misleading promotional materials may also lead to expedited withdrawal of approval.

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Patent Term Restoration and Marketing Exclusivity
After approval, owners of relevant drug patents may apply for up to a five-year patent extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch- Waxman Act. The allowable patent term extension is calculated as half of the product’s testing phase-the time between IND and NDA submission-and all of the review phase-the time between NDA submission and approval, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.
For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the U.S. Patent and Trademark Office must determine that approval of the product candidate covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a product candidate for which an NDA has not been submitted.
Market exclusivity provisions under the FFDCA also can delay the submission or the approval of certain applications. The FFDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A product candidate is a new chemical entity if the FDA has not previously approved any other new product candidate containing the same active moiety, which is the molecule or ion responsible for the action of the product candidate substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FFDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Postmarketing Requirements
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs.
TRC101, which will be manufactured or distributed by us or our collaborators pursuant to FDA approvals, is subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences associated with the product;

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•	providing the FDA with updated safety and efficacy information;

•	therapeutic sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

•	registration and listing requirements; and

•
complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

Manufacturers, their subcontractors, and other entities involved in the manufacture and distribution of TRC101, if approved, are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP, including data integrity requirements, and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with ongoing regulatory requirements, including cGMP, which impose extensive procedural, substantive and record-keeping requirements upon us and third-party manufacturers engaged by us if TRC101 is approved. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and our third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizures of products, injunctive actions or other civil penalties.
In addition, drug manufacturers in the United States must comply with applicable provisions of the Drug Supply Chain Security Act and provide and receive product tracing information, maintain appropriate licenses, ensure they only work with other properly licensed entities, and have procedures in place to identify and properly handle suspect and illegitimate product.
New Legislation and Regulations
From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and TRC101. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations will be changed or what the effect of such changes, if any, may be.
Other U.S. Healthcare Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (such as the Office of Inspector General and the Health Resources and Service Administration), the U.S. Department of Justice, or the DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended, as applicable.

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The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.
Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the PPACA , to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA (discussed below).
The federal false claims and civil monetary penalty laws, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses.
HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payers, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the PPACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Additionally, to the extent that TRC101 may in the future be sold in a foreign country, we may be subject to similar foreign laws.
We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for

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Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors, or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.
We expect that TRC101, if approved, may be eligible for coverage under Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. In addition, TRC101 may be covered and reimbursed under other government programs, such as Medicaid and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program. As part of the requirements to participate in these government programs, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average manufacturer price, or AMP, and best price.
Additionally, the federal Physician Payments Sunshine Act, or the Sunshine Act, within the PPACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.
In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.
Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If our operations are found to be in violation of any of the federal and

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state healthcare laws described above or any other current or future governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of TRC101, if approved. In the United States and in foreign markets, sales of TRC101, if and when we receive regulatory approval for commercial sale, will depend, in part, on the extent to which third-party payers provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payers include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payers are critical to new product acceptance.
Our ability to commercialize TRC101 successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a therapeutic is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.
We cannot be sure that reimbursement will be available for TRC101 and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the indications for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, TRC101, if approved.
Third-party payers are increasingly challenging the price, examining the medical necessity, and reviewing the cost effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for TRC101 may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost effectiveness of TRC101, in addition to the costs required to obtain FDA approvals. TRC101 may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payer is a time-consuming and costly process that could require us to provide to each payer supporting scientific, clinical and cost-effectiveness data for the use of TRC101 on a payer-by-payer basis, with no assurance that coverage and

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adequate reimbursement will be obtained. A payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payer’s determination to provide coverage for a product does not assure that other payers will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payers and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is difficult to predict how Medicare coverage and reimbursement policies will be applied to TRC101 in the future and coverage and reimbursement under different federal healthcare programs are not always consistent. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize TRC101.
Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross- border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of TRC101, if approved, for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and we expect will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
For example, the PPACA has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the PPACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•
an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer

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price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•
a new Medicare Part D coverage gap discount program, in which manufacturers must currently agree to offer 50%, which will change to 70% starting in 2019, point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the 340B Drug Discount Program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

•
establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011; and

•	a licensure framework for follow on biologic products.
There have been legal and judicial, Congressional, and political challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the PPACA. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the PPACA. Furthermore, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the PPACA. The newly enacted federal income tax law includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. Further, the Bipartisan Budget Act of 2018 among other things, amends the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Congress may consider other legislation that would alter other aspects of the PPACA.

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We anticipate that the PPACA, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we receive for TRC101, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize TRC101. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.
Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the PPACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed certain thresholds over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturer identified by the state to justify their price increases.
The Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act, or the FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, and to devise and maintain an adequate system of internal accounting controls for international operations.
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery

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Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.
Other Regulations
We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.
European Union / Rest of World Government Regulation
In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any future commercial sales and distribution of TRC101. Whether or not we obtain FDA approval to market TRC101, we must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing of the products in those countries.
Even if a product obtains FDA marketing approval, most foreign jurisdiction require that the investigational product undergo national requirements related to clinical trials and authorization processes, similar to those in the United States. With respect to clinical trials, certain countries outside of the United States have a similar process that requires the submission of a clinical trial application, much like the IND, prior to the commencement of human clinical trials. In the European Union, for example, before starting a clinical trial, a valid request for authorization must be submitted by the sponsor to the competent authority of the EU Member State(s) in which the sponsor plans to conduct the clinical trial, as well as to independent Ethics Committee(s). A clinical trial may commence only once the relevant Ethics Committee(s) has (have) issued a favorable opinion and the competent authority of the EU Member State(s) concerned has (have) not informed the sponsor of any grounds for non-acceptance. Failure to comply with the EU requirements may subject a company to the rejection of the request and the prohibition to start a clinical trial. Clinical trials conducted in the European Union (or used for marketing authorization application in the European Union) must be conducted in accordance with applicable laws, GCP and GMP rules, International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, guidelines and be consistent with ethical principles. EU Member State inspections are regularly conducted to verify the sponsor’s compliance with applicable rules. The sponsor is required to record and report to the relevant national competent authorities (and to the Ethics Committee) information about suspected serious unexpected adverse reactions.
The authorization of a clinical trial may be suspended or revoked by EU Member States in their territory if the conditions in the request for an authorization are no longer met, or if an EU Member State has information raising doubts about the safety or scientific validity of the clinical trial. Various penalties exist in EU Member States for non-compliance with the clinical trial rules and related requirements, for example with respect to data protection and privacy. If we or our potential collaborators fail to comply with applicable EU regulatory requirements, we may also be subject to damage compensation and civil and criminal liability. The way clinical trials are conducted in the European Union will undergo a major change when the new EU Clinical Trial Regulation (Regulation 536/2014) comes into application in 2019.
As in the United States, no medicinal product may be placed on the EU market unless a marketing authorization has been issued. Medicinal products may be authorized in different ways in the EU, depending on certain criteria: the national authorization procedure (i.e., via the EU Member States’

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national authorization procedure, which later allows for application via the mutual-recognition procedure), the centralized authorization procedure (i.e., at EU level), or the decentralized authorization procedure (i.e., authorization of a product that is not yet authorized in the EU, which can simultaneously be authorized in several EU Member States). Products submitted for approval via the national procedure must follow the national authorization procedures, which vary from Member State to Member State. Products submitted for approval via the centralized procedure (only available for certain products and indications) are assessed by the Committee for Medicinal Products for Human Use, or CHMP, a committee within the European Medicines Agency, or EMA. The CHMP assesses, inter alia, whether a medicine meets the necessary quality, safety and efficacy requirements and whether it has a positive risk-benefit balance. Products submitted for approval via the decentralized procedure, as for the mutual-recognition procedure, must first undergo an assessment performed by one Member State, or reference Member State, which another Member State may approve.
Various penalties and sanctions exist in different EU Member States for non-compliance with the EU marketing authorization procedure. In addition, for centrally authorized products the European Commission may also impose financial penalties on the holders of marketing authorizations if they fail to comply with certain obligations in connection with the authorizations as well as pharmacovigilance rules. If we or our potential collaborators fail to comply with applicable EU or other foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Coverage and reimbursement status of TRC101, if approved, are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also, at EU Member State level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals, or HCPs.
We are subject to European data protection laws, including the new EU General Data Protection Regulation 2016/679, or GDPR. The GDPR which came into effect on May 25, 2018, establishes new requirements applicable to the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), affords new data protection rights to individuals (e.g., the right to erasure of personal data) and imposes penalties for serious breaches of up to 4% annual worldwide turnover or €20 million, whichever is greater. Individuals (e.g., study subjects) also have a right to compensation for financial or non-financial losses (e.g., distress). The Regulation will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.
For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary from country to country.
Employees
As of December 31, 2018, we had 76 full-time employees. Of these employees, 54 are engaged in research and development. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
Facilities
We lease approximately 26,897 square feet of office and laboratory space in South San Francisco, California under a lease that expires June 30, 2021. We believe that our existing facilities and other available properties will be sufficient for our needs for the foreseeable future.

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Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors, as of December 31, 2018:

Name	Age	Position(s)
Executive Officers
Gerrit Klaerner, Ph.D.	48	President and Chief Executive Officer, Director
Geoffrey M. Parker	54	Chief Financial Officer and Senior Vice President
Edward J. Hejlek, Esq.	62	General Counsel and Senior Vice President
Claire Lockey	65	Chief Development Officer and Senior Vice President
Wilhelm Stahl, Ph.D.	59	Chief Technology Officer and Senior Vice President
Dawn Parsell, Ph.D.	56	Senior Vice President of Clinical Development
Susannah Cantrell, Ph.D.	50	Chief Commercial Officer and Senior Vice President

Non-Employee Directors
Klaus Veitinger, M.D., Ph.D., M.B.A.(1)	56	Chairman of the Board
Robert J. Alpern, M.D.(1)	68	Director
David Bonita, M.D.(1)(2)(3)	43	Director
Sandra I. Coufal, M.D.(2)	54	Director
Kathryn Falberg(3)	58	Director
David Hirsch, M.D., Ph.D.(2)(3)	48	Director
________________

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.
Executive Officers
Dr. Gerrit Klaerner, Ph.D., our founder, has served as a member of our board of directors since July 2013 and as our Chief Executive Officer and President since August 2013. Dr. Klaerner was a founder of Relypsa, Inc. and served as its President and as a member of its board of directors from October 2007 until June 2013. Dr. Klaerner co-founded Ilypsa, Inc. in 2003 and served as its Chief Business Officer and Senior Vice President from December 2006 until July 2007 and its Director of Technology Assessment and Business Development from January 2003 until December 2006. Dr. Klaerner served in Symyx Technologies, Inc. from October 1998 until January 2003 as Staff Scientist, Senior Staff Scientist and Director of Business Development. Dr. Klaerner received his Ph.D. in polymer and organic chemistry from the Max Planck Institute for Polymer Research in Mainz, Germany, his M.S. in Chemistry from the Philipps University of Marburg and completed post-doctoral research at Stanford University and the IBM Almaden Research Center.
We believe that Dr. Klaerner is qualified to serve as our President and Chief Executive Officer and on our board of directors because of his extensive experience in leadership and management roles at various life sciences companies.
Mr. Geoffrey M. Parker has served as our Senior Vice President and Chief Financial Officer since April 2017. Mr. Parker previously served as Chief Financial Officer of Anacor Pharmaceuticals, Inc. from September 2010 to May 2015. From 1997 to 2009, Mr. Parker led the West Coast Healthcare Investment Banking practice at Goldman Sachs. Mr. Parker has served as a member of the board of directors of

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Perrigo Company plc, Genomic Health, Inc., and ChemoCentryx, Inc. since November 2016, June 2016, and December 2009, respectively. Mr. Parker was also a member of the board of directors of Sunesis Pharmaceuticals, Inc. from March 2016 until December 2017. Mr. Parker holds an AB degree in Economics and Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University.
Mr. Edward J. Hejlek, Esq., has served as our Senior Vice President and General Counsel since January 2016. Mr. Hejlek served as a Partner at Bryan Cave Leighton Paisner LLP from April 2008 until December 2015 and as an attorney at Senniger Powers LLP from 1983 until March 2008 (Partner from 1986 to March 2008). Mr. Hejlek also served as outside patent counsel to Ilypsa, Inc. from 2005 until March 2008 and as outside patent counsel to Relypsa, Inc. from 2007 to March 2008. He was an adjunct professor of law at the Saint Louis University School of Law from 1987 until 2012. He received a J.D. from University of Missouri-Columbia and a B.S. in Chemical Engineering from Washington University.
Ms. Claire J. Lockey has served as our Senior Vice President and Chief Development Officer since November 2015. Ms. Lockey served as the Senior Vice President of Pharmaceutical Development and Regulatory Affairs at Relypsa, Inc. from February 2010 until November 2015. Ms. Lockey served as Vice President of Regulatory Affairs at FibroGen, Inc. from July 2003 until January 2010 and has held similar executive-level positions at other biopharmaceutical companies including Titan Pharmaceuticals, Inc., Layton Bioscience, Inc., Connetics Corporation and Gore Hybrid Technologies, Inc., as well as a consulting position at Synergia LLC from 1985 until 1995. She received a B.A. in Biology from Boston University.
Dr. Wilhelm Stahl, Ph.D., has served as our Senior Vice President and Chief Technology Officer since February 2017. Dr. Stahl served in a number of roles, including as Senior Vice President of Pharmaceutical Operations and as Chief Technology Officer, at Relypsa, Inc. from September 2011 until January 2017. Since January 2009, Dr. Stahl has been Managing Director of Rondaxe Deutschland OHG, a subsidiary of Rondaxe Enterprises, LLC, a consulting firm, providing consulting services and strategic advice on CMC aspects of drug development, supply chain management and strategic business support, where he was a Managing Partner from October 2009 to September 2011. From 2005 to 2008, Dr. Stahl was Head of the Pharma Custom Manufacturing business of Saltigo GmbH, a subsidiary of Lanxess AG. He received a Ph.D. in Chemistry from the Institute for Organic Chemistry and Biochemistry at the University of Bonn.
Dr. Dawn Parsell, Ph.D., has served as our Senior Vice President of Clinical Development since August 2018.  Dr. Parsell has over 24 years of biotechnology and pharmaceutical industry experience, where she has been involved in the successful development and approval of nine FDA-approved drugs.  She has served as an independent regulatory consultant to the industry since 2001, providing strategic and tactical clinical and regulatory support to her clients, including assisting in the design and implementation of Tricida’s TRC101 development program since 2014.  From 1994 to 2001, Dr. Parsell worked at Connetics Corporation in discovery, clinical development and regulatory affairs positions, most recently as Director of Regulatory Affairs.  Dr. Parsell received a B.S. in Biochemistry and Genetics/Cell Biology with Distinction from the University of Minnesota, a Ph.D. in Biology from the Massachusetts Institute of Technology and completed a post-doctoral research fellowship at the Howard Hughes Medical Institute at The University of Chicago.
Dr. Susannah Cantrell, Ph.D., has served as our Senior Vice President and Chief Commercial Officer since January 2019. Dr. Cantrell has over 20 years of commercial industry experience across sales, operations, marketing and global commercial strategy with therapeutic experience in cell therapy, oncology, inflammation, anti-infectives, cardiology, neurology and endocrinology. She most recently served as Vice President & Head, Global Commercial Strategy and Marketing Oncology at Gilead Sciences, Inc. where she has been instrumental in leading and building its oncology business franchise from 2011 to present. While at Gilead, she led global marketing for YESCARTA, ZYDELIG and pre-launch activities for andecaliximab and the company’s B-Cell portfolio. Prior to her time at Gilead, Dr. Cantrell held various senior level positions at Genentech/Roche from 2005 to 2011, including marketing, strategic business planning and sales. She participated in life-cycle management and the pre-launch and commercial launch

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of several products, including RITUXAN, HERCEPTIN, AVASTIN and TARCEVA. Dr. Cantrell also led the pre-launch and commercialization activities for Genentech’s BioOncology pipeline. Prior to Genentech, Dr. Cantrell held sales and marketing positions at GlaxoSmithKline, where she managed the anti-infective portfolio, including the AUGMENTIN, TIMENTIN and BACTROBAN. Dr. Cantrell holds a BA in biology from Westminster College and a PhD in biochemistry from the University of Missouri-Columbia.
Non-Employee Directors
Dr. Klaus R. Veitinger, M.D., Ph.D., M.B.A., has served as a member of our board of directors since February 2014 and as our chairman of the board since September 2015. Dr. Veitinger has served as a Venture Partner with OrbiMed Advisors LLC, an affiliate of one of our principal shareholders, since October 2007. Prior to OrbiMed Advisors, Dr. Veitinger was a Member of the Executive Board of Schwarz Pharma AG and the Chief Executive Officer of Schwarz Pharma, Inc. with responsibility for the U.S. and Asia businesses. Dr. Veitinger has served on the boards of public companies, including Intercept Pharmaceuticals, Inc. from August 2012 until July 2016 and Relypsa, Inc. from October 2010 until June 2015, and currently serves on the board of scPharmaceuticals, Inc. since November 2017. Dr. Veitinger currently serves on the boards of directors of the following private companies: Neurogastrx, Inc. and Promentis Pharmaceuticals, Inc. For seven years he was a Director of PhRMA. Dr. Veitinger received his M.D. and his doctorate (Ph.D.) from the University of Heidelberg. He earned his M.B.A. at INSEAD in France.
We believe that Dr. Veitinger is qualified to serve on our board of directors due to his management and investment experience in the life sciences sector and medical and scientific background.
Dr. Robert J. Alpern, M.D., has served as a member of our board of directors since October 2013 and as chairman of our Scientific Advisory Board since October 2013. Dr. Alpern has served as the Ensign Professor of Medicine (Nephrology), Professor of Internal Medicine, and Dean of Yale School of Medicine since June 2004. He served as a Member of Scientific Advisory Board at Relypsa, Inc. from 2007 until 2014 and Ilypsa, Inc. from 2004 until 2007. From July 1998 until June 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical School. Dr. Alpern has also served as a director of AbbVie Inc. since January 2013, Abbott Laboratories since October 2008 and has served on the board of trustees of Yale-New Haven Hospital since 2005. Dr. Alpern was on the leadership committee of the American Society of Nephrology and served as its president. Dr. Alpern has held or been awarded field-specific journal editorial board and fellowship positions, leadership positions in advisory councils and associations, and teaching awards. Dr. Alpern received his M.D. from the University of Chicago Pritzker School of Medicine and his B.A. in Chemistry from Northwestern University.
We believe that Dr. Alpern is qualified to serve on our board of directors due to his extensive background in medicine and his experience as a board member in the life sciences industry.
Dr. David Bonita, M.D., has served as a member of our board of directors since January 2014. Since June 2013, Dr. Bonita has held the position of Private Equity Partner at OrbiMed Advisors LLC, an affiliate of one of our principal shareholders. From June 2004 to June 2013, Dr. Bonita held other positions at OrbiMed. Dr. Bonita has served on the boards of directors of Clementia Pharmaceuticals Inc. and View Ray Inc. since April 2013 and January 2008, respectively. Dr. Bonita also previously served on the boards of directors of Ambit Biosciences Corporation and Loxo Oncology, Inc. Dr. Bonita currently serves on the boards of directors of the following private companies: Acutus Medical Inc., Cryterion Medical Inc., Enobia Pharma Inc., Keystone Heart Ltd., Kyn Therapeutics Inc., Prelude Therapeutics Inc. and Si-Bone, Inc.; and has previously served on the board of directors of CardiAQ Valve Technologies, Inc. Dr. Bonita has also worked as a corporate finance analyst in the healthcare investment banking groups of Morgan Stanley and UBS. He has published scientific articles in peer-reviewed journals based on signal transduction research performed at the Harvard Medical School. He received his A.B. in Biological Sciences from Harvard University and his joint M.D./M.B.A. from Columbia University.

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We believe Dr. Bonita is qualified to serve on our board of directors due to his significant scientific and industry knowledge, as well as valuable experience gained from prior board service.
Dr. Sandra I. Coufal, M.D., has served as a member of our board of directors since July 2013 and as a member of our Scientific Advisory Board since August 2013. Dr. Coufal is a co-founder and has served as a co-manager of Sibling Capital Ventures LLC, an affiliate of one of our principal stockholders, since 2013. Dr. Coufal was a co-founder and a co-manager of Sibling Capital, LLC from 2012 to 2016. For the past 17 years, Dr. Coufal has been the Biomedical Advisor for the Genomics Institute of the Novartis Research Foundation. Dr. Coufal served as the Head of the Division of Internal Medicine at the Torrey Pines site of Scripps Clinic from 1997 until 1999, was a member of the board of directors of Scripps Green Hospital from 1997 until 1999. Dr. Coufal founded and served on Relypsa, Inc.’s Scientific Advisory Board since 2007 and was a co-founder of Ilypsa’s Scientific Advisory Board. Dr. Coufal has served on the boards of directors of BioAesthetics Corporation and SafetySpot Inc., since February 2016 and March 2017, respectively. Dr. Coufal served as Associate Faculty in the Division of Internal Medicine for the University of California San Diego. She completed an internship and residency in Internal Medicine at the University of Texas Southwestern Medical School at Dallas. Dr. Coufal received her M.D. from the University of Texas Southwestern Medical School at Dallas and received her B.S. in Science Preprofessional Studies from the University of Notre Dame and was designated a Notre Dame Scholar.
We believe that Dr. Coufal is qualified to serve on our board of directors due to her experience as an investor in the life sciences industry and her extensive experience as a practicing physician.
Ms. Kathryn Falberg has served as a member of our board of directors since May 2018. From March 2012 to March 2014, Ms. Falberg served as the Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc. From December 2009 to March 2012, Ms. Falberg held the position of Senior Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc. From 2001 through 2009, Ms. Falberg worked with a number of smaller companies while serving as a corporate director and audit committee chair for several companies. From 1995 to 2001, Ms. Falberg served various roles at Amgen Inc., including as Senior Vice President, Finance and Strategy, and Chief Financial Officer, and as Vice President, Chief Accounting Officer, and as Vice President, Treasurer. Ms. Falberg currently serves on the boards of public companies, including Aimmune Therapeutics, Inc., Arcus Biosciences, Inc., Urogen Pharma Ltd., and The Trade Desk, Inc. Ms. Falberg previously served on the boards of directors of Axovant Sciences, Ltd., BioMarin Pharmaceutical Inc., Medivation Inc., Halozyme Therapeutics, Inc., aTyr Pharma, Inc., and multiple other companies. Ms. Falberg is an inactive certified public accountant. Ms. Falberg holds an M.B.A. in Finance and B.A. in Economics from the University of California, Los Angeles.
We believe Ms. Falberg is qualified to serve on our board of directors due to her extensive background in the life science industry and her leadership experience as senior financial executive, director and audit committee member of various other companies in the life science industry.
Dr. David Hirsch, M.D., Ph.D., has served as a member of our board of directors since July 2016. Since 2007, Dr. Hirsch has served as a Founder and Managing Director at Longitude Capital Management, an affiliate of one of our principal shareholders, where he focuses on investments in biotechnology. From 2005 to 2006, Dr. Hirsch was Vice President of Pequot Ventures where he worked in the life sciences practice. Prior to Pequot Ventures, Dr. Hirsch was an Engagement Manager in the pharmaceutical practice of McKinsey & Co. Dr. Hirsch currently serves on the boards of directors of the following public companies: Collegium Pharmaceutical, Inc., since 2012, and Molecular Templates, Inc., since 2017. Dr. Hirsch also serves on the boards of directors of the following private companies: Poseida Therapeutics, Inc., Rapid Micro Biosystems, Inc., Velicept Therapeutics, Inc., and Zavante Therapeutics, Inc. Dr. Hirsch previously served on the boards of directors of Civitas Therapeutics, Inc. and Precision Therapeutics, Inc. Dr. Hirsch received his B.A. in Biology from The Johns Hopkins University, his M.D. from Harvard Medical School and his Ph.D. in Biology from the Massachusetts Institute of Technology.

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We believe that Dr. Hirsch is qualified to serve on our board of directors due to his perspective and experience as an investor and board member in the life sciences industry, as well as his strong medical and scientific background.
Board Composition
Our board of directors currently consists of seven members. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors continues to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Director Independence
Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Our board of directors has determined that Dr. Klaus Veitinger, Dr. Robert Alpern, Dr. David Bonita, Dr. Sandra Coufal, Ms. Kathryn Falberg and Dr. David Hirsch qualify as “independent” directors in accordance with the Nasdaq listing requirements. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.
Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	the Class I directors are Dr. Sandra Coufal and Dr. David Hirsch, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors are Dr. Robert Alpern and Dr. David Bonita, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors are Ms. Kathryn Falberg, Dr. Gerrit Klaerner and Dr. Klaus Veitinger, and their terms will expire at the annual meeting of stockholders to be held in 2021.
Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.
Leadership Structure of the Board
Our amended and restated bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the board and Chief Executive

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Officer and/or the implementation of a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Dr. Klaus Veitinger currently serves as the Chairman of our board of directors.
As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Gerrit Klaerner serves as our President and Chief Executive Officer while Dr. Klaus Veitinger serves as the Chairman of our board of directors but is not an officer of the Company. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors continues to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Board Committees
Audit Committee
Our board of directors has an audit committee and our board of directors has adopted an audit committee charter, which defines the audit committee’s principal functions, including oversight related to:

•	our accounting and financial reporting process;

•	appointing our independent registered public accounting firm;

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•	the compensation, retention, oversight of the work of, and termination of the independent registered public accounting firm;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	pre-approving all audit and permitted non-audit and tax services to be provided;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•
reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviewing our critical accounting policies and estimates; and

•	reviewing the audit committee charter and the committee’s performance at least annually.
Our audit committee is composed of Dr. David Bonita, Kathryn Falberg and Dr. David Hirsch. Ms. Falberg serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Ms. Falberg is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement related to our initial public offering. Our board of directors has determined that each of Dr. Bonita, Dr. Hirsch and Ms. Falberg are independent under the

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applicable rules of Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.
Compensation Committee
Our board of directors has a compensation committee and our board of directors has adopted a compensation committee charter, which defines the compensation committee’s principal functions, including recommending policies relating to compensation and benefits of our directors, officers and employees. Among other matters, the compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives and recommend to our board of directors the compensation of the Chief Executive Officer based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including adherence by the compensation committee to its charter. Our compensation committee is composed of Dr. David Bonita, Dr. Sandra Coufal and Dr. David Hirsch. Dr. Bonita serves as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of Nasdaq and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.
Nominating and Corporate Governance Committee
Our board of directors has a nominating and corporate governance committee and our board of directors has adopted a nominating and corporate governance committee charter. The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. Among other matters, the nominating and corporate governance committee is responsible for developing and monitoring compliance with our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee is composed of Dr. Robert Alpern, Dr. David Bonita and Dr. Klaus Veitinger. Dr. Veitinger serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2018, our compensation committee consisted of Dr. David Bonita, Dr. Sandra Coufal and Dr. David Hirsch. Dr. Bonita served as the chairperson of the committee. None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers on our board of directors or compensation committee.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at tricida.com. Any amendments to the code, or any waivers of its requirements, are disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

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Limitation on Liability and Indemnification Matters
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

•	any transaction from which the director derived an improper personal benefit.
Our amended and restated certificate of incorporation provides that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation also provides that, subject to limited exceptions, we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any current or former director or officer against any liability asserted against such person, whether or not we would have the power to indemnify such person against such liability under our amended and restated certificate of incorporation or otherwise. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

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Director Compensation
In connection with our initial public offering, our board of directors engaged an independent compensation consultant to assist in the evaluation of our post-offering non-employee director compensation program. Based on such analysis, our board of directors approved the director compensation program set forth below, which became effective upon the consummation of our initial public offering. Prior to our post-offering director compensation program becoming effective, our board of directors had a practice of paying an annual retainer of $40,000 to each non-employee directors and occasional grants of stock option awards.

Annual Cash Compensation Elements	Amount
Board Retainer	$40,000
Audit Committee Retainer (chair/member)	$20,000/$7,500
Compensation Committee Retainer (chair/member)	$12,500/$6,000
Nominating and Corporate Governance Committee Retainer (chair/member)	$8,000/$4,000
Additional Retainer for Non-Executive Chair	$60,000
All retainers are paid quarterly in arrears and, if applicable, are prorated based upon board or chair service during the calendar year. In addition, we reimburse our directors for their reasonable out-of-pocket expenses to attend board and committee meetings.
In order to further align our director compensation program with stockholder interests, under our annual compensation program, directors also receive an annual equity grant on the date of each annual meeting of stockholders. In light of the timing of our initial public offering, the 2018 annual equity award was granted effective upon the consummation of the offering. The grant date fair value of the annual equity awards is equal to approximately $230,000 and the annual equity award is expected to be delivered 70% in the form of stock options and 30% in the form of restricted stock units. The stock options are scheduled to vest in 12 monthly installments, while the restricted stock units are scheduled to vest on the one-year anniversary of the grant date, subject in each case to earlier vesting if the annual meeting precedes the one-year anniversary of the grant date.
The director compensation program also contemplates that newly appointed directors will receive an initial equity award with a grant date fair value of approximately $460,000, to be delivered with the same stock option and restricted stock unit mix as the annual equity awards. The initial stock option grants are scheduled to vest on a monthly basis over 36 months and the restricted stock unit awards are scheduled to vest in one-third installments on each of the first, second and third anniversaries of the date of grant.

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2018 Director Compensation Table
The following table sets forth information for the year ended December 31, 2018 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Option Awards(2)(3) ($)	All Other Compensation ($)		Total ($)
Klaus Veitinger, M.D., Ph.D., M.B.A.(4)	$70,667	$69,000	$269,651	$33,333	(5)	$442,651
Robert J. Alpern, M.D.(4)	38,667	69,000	161,000	20,834	(6)	289,501
David Bonita, M.D.	32,000	69,000	161,000	—		262,000
Sandra I. Coufal, M.D.(4)	39,667	69,000	161,000	33,333	(7)	303,000
Kathryn Falberg	30,000	69,000	442,459	—		541,459
David Hirsch, M.D., Ph.D.	26,750	69,000	161,000	—		256,750
________________

(1)
Amounts reported in this column reflect the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation, excluding estimated forfeitures. The amounts reported are calculated based on the Company’s closing stock price on the date of grant multiplied by the number of shares subject to the restricted stock unit award.

(2)
As of December 31, 2018, our non-employee directors had equity awards outstanding with respect to the following number of shares: Dr. Veitinger - restricted stock units, 3,632 and stock options, 157,135; Dr. Alpern - restricted stock units, 3,632 and stock options, 22,569; Dr. Bonita - restricted stock units, 3,632 and stock options, 13,147; Dr. Coufal - restricted stock units, 3,632 and stock options, 13,147; Ms. Falberg - restricted stock units, 3,632 and stock options, 65,910; and Dr. Hirsch - restricted stock units, 3,632 and stock options, 13,147.

(3)
Amounts reported in this column reflect the aggregate grant date fair value of stock options awarded in 2018, computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation based on the following assumptions: risk-free interest rate of 2.68%-2.82%; expected volatility of 60.0%-77.6%; expected term of 5.3-6.1 years and expected dividend rate of 0%. For Dr. Veitinger, this amount also includes an annual equity award for service on the board prior to the offering. For Ms. Falberg, this amount also includes her initial equity award as a newly appointed member of the board.

(4)
Prior to our initial public offering, Dr. Veitinger, Dr. Alpern and Dr. Coufal each received a monthly cash retainer of $3,333 for service on our board of directors, thereafter, each has been compensated pursuant to the post-offering non-employee director compensation program.

(5)	Includes consulting fees for services rendered by Klaus Veitinger Consulting LLC.

(6)	Includes consulting fees payable to Dr. Alpern for services on our Scientific Advisory Board.

(7)	Includes consulting fees payable to Dr. Coufal for services on our Scientific Advisory Board.

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EXECUTIVE COMPENSATION
The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Overview
Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2018, the material elements of our executive compensation program were base salary, annual cash bonuses and equity-based compensation in the form of stock options.
This section provides a discussion of the 2018 compensation awarded to, earned by, or paid to our named executive officers. For 2018, these individuals were:

•	Gerrit Klaerner, Ph.D., President and Chief Executive Officer;

•	Geoffrey M. Parker, Senior Vice President and Chief Financial Officer;

•	Dawn Parsell, Ph.D., Senior Vice President of Clinical Development; and

•	Jeroen van Beek, Ph.D., Former Senior Vice President, Chief Commercial Officer.
Compensation of Named Executive Officers
Base Salary
Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Upon the recommendation of our independent compensation consultant, in 2018, the compensation committee of the board of directors, or the compensation committee, approved an increase in Dr. Klaerner’s base salary from $450,000 to $565,000 to further align his compensation with the competitive market. Under the terms of her 2018 offer of employment, Dr. Parsell is eligible to receive an annual base salary of $400,000. Under the terms of his 2018 offer of employment, Dr. van Beek was eligible to receive an annual base salary of $400,000. Please see the “Salary” column in the 2018 Summary Compensation Table for the base salary amounts received by each named executive officer in 2018.
Annual Cash Bonuses
Historically, we have provided our senior leadership team with short-term incentive compensation through our annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus program provides cash incentive award opportunities for the achievement of performance goals established by our board of directors at the beginning of each fiscal year.

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The payment of awards under the 2018 annual cash bonus program applicable to the named executive officers was subject to the attainment of a number of goals relating to (i) clinical studies and regulatory developments (weighted 50% in the aggregate), (ii) regulatory and manufacturing developments (weighted 25% in the aggregate) and (iii) financial, strategic and general operational goals (weighted 25% in the aggregate).
Early in 2018, the board of directors established bonus targets for each participant in the annual bonus program, including each of the named executive officers. In connection with our initial public offering, the compensation committee increased the bonus targets for Dr. Klaerner and Mr. Parker in order to further align their compensation levels with the competitive market. Accordingly, the compensation committee increased Dr. Klaerner’s 2018 annual incentive target from 40% to 55% of base salary and increased Mr. Parker’s 2018 annual incentive opportunity from 30% to 40% of base salary. Dr. Parsell's 2018 annual incentive target was 30% of base salary, pro-rated for her service as an employee of the Company during 2018. Dr. van Beek's 2018 annual incentive target was 30% of base salary. Based on our 2018 performance, the compensation committee awarded payouts under our annual cash bonus program in a total payout of 100% of the target bonus opportunity.
Please see the “Non-Equity Incentive Compensation” column in the 2018 Summary Compensation Table for the amount of annual bonuses paid to each named executive officer in 2018.
Stock Options
To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we have historically granted equity compensation in the form of stock options. Stock options generally vest 25% on the first anniversary of the vesting commencement date and in subsequent 1/48 th increments for each subsequent month of continuous employment. Under the terms of the stock option agreements, executive officers have the option of exercising the stock option prior to vesting and receive restricted stock upon exercise, which is subject to the same vesting conditions applicable to the underlying stock options. In 2018, the board of directors (or, in the case of Dr. Parsell, the compensation committee) awarded Dr. Klaerner, Mr. Parker, Dr. Parsell and Dr. van Beek stock options to purchase 150,753, 35,175, 150,125 and 246,231 shares of our common stock, respectively. The vesting of these stock options will not accelerate in connection with this offering.

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2018 Summary Compensation Table
The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2018 and, to the extent required by applicable SEC executive compensation disclosure rules, December 31, 2017.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Gerrit Klaerner, Ph.D.,	2018	$503,333	$—	$682,982	$310,750	$—	$1,497,065
President and Chief Executive Officer	2017	425,000	—	170,362	223,600	2,043	821,005
Geoffrey M. Parker,	2018	407,508	—	147,364	164,320	2,333	721,525
Senior Vice President & Chief Financial Officer	2017	287,388	—	272,547	142,200	2,333	704,468
Dawn Parsell, Ph.D.,(5)	2018	166,667	15,576	3,172,187	50,000	253,989	3,658,419
Senior Vice President of Clinical Development	2017	—	—	—	—	—	—
Jeroen van Beek, Ph.D.,(6)	2018	259,231	—	995,651	50,000	3,253	1,308,135
Former Senior Vice President, Chief Commercial Officer	2017	—	—	—	—	—	—
________________

(1)	The amounts reflects the base salaries earned during 2018 and 2017.

(2)	The amount represents a one-time bonus as follows: Dr. Parsell, $15,576.

(3)
For 2018, amounts reflect the aggregate grant date fair value of stock options awarded in 2018, computed in accordance with FASB ASC Topic 718, Compensation-Stock Compensation based on the following assumptions: risk-free interest rate of 2.6%–3.0%; expected volatility of 51.4%–79.1%; expected term of 5.4–6.5 years and expected dividend rate of 0%.

(4)
The amounts represents payouts under our annual cash bonus program based on performance with respect to goals relating to (i) clinical studies and regulatory developments (weighted 50%), (ii) regulatory and manufacturing developments (weighted 25%) and (iii) financial, strategic and general operational goals (weighted 25%) for each named executive officer.

(5)
All other compensation for the year ended December 31, 2018 and 2017 represents premiums for life insurance for Messrs. Klaerner, Parker and van Beek. Prior to August 1, 2018, Dr. Parsell provided her services to us through a consulting agreement, the amount in this column for Dr. Parsell represents the consulting fee that she received under this agreement.

(6)	Dr. van Beek served as SVP, Chief Commercial Officer from January 8, 2018 to August 31, 2018. In connection with his departure from the Company on August 31, 2018, his option awards were forfeited.

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Outstanding Equity Awards at 2018 Fiscal Year-End
The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2018. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Gerrit Klaerner Ph.D.	3/9/2015	3/1/2015	109,296	—	—	0.80	3/8/2025
	2/24/2016	1/1/2016	75,376	—	—	0.96	2/23/2026
	9/27/2016	6/8/2016	76,633	—	—	1.68	9/26/2026
	11/3/2016	10/1/2016	115,577	—	—	1.68	11/2/2026
	9/15/2017	9/1/2017	144,472	—	—	2.39	9/14/2027
	3/15/2018	3/15/2018	125,628	—	—	7.49	3/15/2028
	5/15/2018	5/15/2018	25,125	—	—	7.89	5/14/2028

Geoffrey M. Parker	6/15/2017	4/10/2017	251,256	—	—	1.84	6/14/2027
	9/15/2017	9/1/2017	30,150	—	—	2.39	9/14/2027
	3/15/2018	3/15/2018	35,175			7.49	3/15/2028

Dawn Parsell, Ph.D.	3/9/2015	12/19/2014	12,562	—	—	0.8	3/8/2025
	9/3/2015	9/3/2015	12,562	—	—	0.8	9/2/2025
	9/27/2016	6/8/2016	10,050	—	—	1.68	9/26/2026
	11/3/2016	10/1/2016	40,201	—	—	1.68	11/2/2026
	9/15/2017	9/1/2017	25,125	—	—	2.39	9/13/2027
	3/15/2018	3/15/2018	25,125	—	—	7.49	3/15/2028
	9/27/2018	8/1/2018	125,000	—	—	31.85	9/26/2028
________________

(1)	This option vests 25% on the first anniversary of the vesting commencement date and in subsequent 1/48th increments for each subsequent month of continuous employment.

(2)
Because options may be early exercised for restricted stock, options are reported in this table as “Exercisable.” Please see footnote (1) to this table for the vesting schedule applicable to the option awards.

Additional Narrative Disclosure
Executive Severance Benefit Plan
Each of our named executive officers participates in the Tricida, Inc. Executive Severance Benefit Plan, as amended, or the Executive Severance Plan. In the event a participant in the Executive Severance Plan experiences a termination without cause or resigns for good reason, each as defined in the plan, then such participant will be eligible to receive (i) a cash severance benefit in an amount equal to a specified number of months of base salary, payable in monthly installments, and (ii) company-paid premiums for healthcare continuation coverage during the severance period while the participant continues to participate in our health plans or until the participant is entitled to alternative coverage. The period for monthly severance benefits is equal to 12 for Dr. Klaerner and nine for the other named executive officers.

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In the event an Executive Severance Plan participant’s employment is terminated without cause or due to good reason within three months prior to or 15 months following a change in control, separation benefits will consist of: (i) monthly severance benefits equal to 18 months for Dr. Klaerner and 12 months for the other named executive officers; (ii) immediate vesting of any outstanding and unvested equity awards; and (iii) an additional cash payment equal to the participant’s target annual bonus for the year of termination, prorated based on the number of months in the year prior to the date of termination if, as of the date of the participant’s termination of employment, the company and participant were on “target” to achieve the applicable performance goals.
401(k) Plan
We maintain a qualified 401(k) savings plan which allows participants to defer from 0% to 100% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. We do not provide any matching or company contributions to the plan. Participants are always vested in their contributions to the plan.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than five percent of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Investor Rights Agreement
We have entered into an amended and restated investors rights agreement, dated as of November 7, 2017, as amended, that provides holders of our common stock who received such common stock upon conversion of our convertible preferred stock, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, with registration rights with respect to certain issuances of our capital stock and securities convertible into or exercisable or exchangeable for our capital stock. The registration rights include the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject, in each case, to certain exceptions. A necessary percentage of these holders are expected to waive their rights to include shares in the registration statement of which this prospectus forms a part and to exercise their registration rights during the lock-up period for this offering. For a description of these registration rights, see “Description of Capital Stock-Registration Rights.”
Voting Agreement
We entered into an amended and restated voting agreement, dated as of November 7, 2017, with certain holders of our capital stock, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors. Pursuant to the amended and restated voting agreement, the parties thereto agreed as to the manner in which they will vote their shares of our capital stock with respect to certain matters, including the election of directors. The voting agreement terminated and was of no further effect upon the completion of our initial public offering.
Right of First Refusal and Co-Sale Agreement
We have entered into an amended and restated right of first refusal and co-sale agreement, dated as of November 7, 2017, with certain holders of our capital stock, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors. Pursuant to the amended and restated right of first refusal and co-sale agreement, we have a right to purchase shares of our common stock which certain stockholders propose to sell to other parties. The amended and restated right of first refusal and co-sale agreement terminated and was of no further effect upon the completion of our initial public offering.
Sales and Purchases of Securities
Convertible Preferred Stock
The following table sets forth a summary of the sale and issuance of our convertible preferred stock to related persons since January 1, 2015, other than compensation arrangements which are described under the sections of this prospectus captioned “Management-Director Compensation” and “Executive

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Compensation.” For a description of beneficial ownership see the section of this prospectus captioned “Principal Stockholders.”

Stockholder	Affiliated Director(s)	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock
5% Stockholders:
OrbiMed Private Investments V, LP	David P. Bonita, M.D.	17,117,085	14,292,958	4,255,319
Entities affiliated with Sibling Capital(1)	Sandra I. Coufal, M.D.	12,495,612	7,204,578	2,385,532
Longitude Venture Partners II, L.P.	David Hirsch, M.D., Ph.D.	—	9,677,419	1,817,447
Entity affiliated with Wellington Management Company LLP		—	—	8,510,638
Limulus Venture Partners Limited Partnership		2,645,364	1,908,526	1,035,319
________________

(1)
Entities associated with Sibling Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sibling Capital Fund II-B L.P., Sibling Capital Fund II-C L.P., and Sibling Capital Fund II-D L.P.

Issuance of Series D Convertible Preferred Stock
In November 2017, we issued and sold an aggregate of 24,493,615 shares of our Series D convertible preferred stock at a purchase price of $2.35 per share for an aggregate purchase price of approximately $57.5 million in cash, including (i) 8,510,638 shares issued to Hadley Harbor Master Investors (Cayman) II L.P. for an aggregate purchase price of $19,999,999.30, (ii) 4,255,319 shares issued to OrbiMed Private Investments V, LP for an aggregate purchase price of $9,999,999.65, (iii) 2,385,532 shares issued to Sibling Capital Fund II-D L.P. for an aggregate purchase price of $5,606,000.20, (iv) 1,817,447 shares issued to Longitude Venture Partners II, L.P. for an aggregate purchase price of $4,271,000.45, and (v) 1,035,319 shares issued to Limulus Venture Partners Limited Partnership for an aggregate purchase price of $2,432,999.65.
Issuance of Series C Convertible Preferred Stock
In July 2016, August 2016 and April 2017, we issued and sold an aggregate of 35,806,451 shares of our Series C convertible preferred stock at a purchase price of $1.55 per share for an aggregate purchase price of approximately $55.5 million in cash, including (i) 14,292,958 shares issued to OrbiMed Private Investments V, LP for an aggregate purchase price of $22,154,084.90, (ii) 9,677,419 shares issued to Longitude Venture Partners II, L.P. for an aggregate purchase price of $14,999,999.45, (iii) 7,204,578 shares issued to Sibling Capital Fund II-C L.P. for an aggregate purchase price of $11,167,095.90, and (iv) 1,908,526 shares issued to Limulus Venture Partners Limited Partnership for an aggregate purchase price of $2,958,215.30.
Issuance of Series B Convertible Preferred Stock
In February 2015 and February 2016, we issued and sold an aggregate of 32,526,878 shares of our Series B convertible preferred stock at a purchase price of $0.93 per share for an aggregate purchase price of approximately $30.2 million in cash, including (i) 17,117,085 shares issued to OrbiMed Private Investments V, LP for an aggregate purchase price of $15,918,889.05, (ii) 12,495,612 shares issued to Sibling Capital Fund II-B L.P. for an aggregate purchase price of $11,620,919.16, and (iii) 2,645,364 shares issued to Limulus Venture Partners Limited Partnership for an aggregate purchase price of $2,460,188.52.

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Common Stock
Initial Public Offering
In July 2018, we issued an aggregate of 13,455,000 shares of our common stock at a purchase price of $19.00 per share, including 1,755,000 shares of common stock issued upon exercise by the underwriters of their option to purchase additional shares. The gross proceeds from the offering were $237.7 million.
The table below sets forth the aggregate number of common shares issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, at the time of the transaction:

Name	Shares	Aggregated Purchase Price
OrbiMed Private Investments	368,421	$6,999,999
Sibling Capital	463,158	8,800,002
Longitude	131,579	2,500,001
Wellington Management Company	1,000,000	19,000,000
Kathryn Falberg	31,579	600,001
Edward J. Hejlek, Esq.	13,158	250,002
Gerrit Klaerner, Ph.D.	15,790	300,010
Geoffrey M. Parker	60,000	1,140,000
Steffen Pietzke	10,527	200,013
Wilhelm Stahl, Ph.D.	13,158	250,002
Consulting Agreements
Veitinger Consultant Services Agreement
We were party to an amended and restated consultant services agreement, or the Veitinger CSA, dated March 31, 2014, with Klaus Veitinger Consulting LLC, an entity that is owned by Klaus Veitinger, M.D., Ph.D., a member of our board of directors. Pursuant to the Veitinger CSA, Klaus Veitinger Consulting LLC was assisting us with corporate, commercial, reimbursement, medical and regulatory strategy in the area of polymer-based therapeutics for the treatment and/or prevention of metabolic acidosis. As compensation for these services, we were obligated to pay Klaus Veitinger Consulting LLC a fee of $6,666.67 per month for up to and including four days of work per month and an additional amount of $2,500 per day for any additional days of work beyond four days in a given month. Pursuant to an amendment to the Veitinger CSA which we entered into on November 15, 2016, we have agreed to certain indemnification obligations in favor of Klaus Veitinger Consulting LLC. The Veitinger CSA was terminated in May 2018.
Coufal Scientific Advisor Agreement
We were party to an amended and restated scientific advisor agreement, or the Coufal SAA, dated March 31, 2014, with Sandra Coufal, M.D., a member of our board of directors. Pursuant to the Coufal SAA, Dr. Coufal served as a member of our Scientific Advisory Board and attend meetings of our Scientific Advisory Board. As compensation for these services, we were obligated to pay Dr. Coufal a fee of $6,666.67 per month for up to and including four days of work per month and an additional amount of $2,500 per day for any additional days of work beyond four days in a given month. The Coufal SAA was terminated in May 2018.

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Alpern Scientific Advisor Agreement
We were party to an amended and restated scientific advisor agreement, or the Alpern SAA, dated March 31, 2014, with Robert Alpern, M.D., a member of our board of directors. Pursuant to the Alpern SAA, Dr. Alpern consulted and advised, at our request, in the area of polymer therapeutics in cardiorenal disease and served as the chairman of our Scientific Advisory Board and attend meetings of our Scientific Advisory Board. Dr, Alpern also worked with us in the area of polymer therapeutics in cardiorenal disease. As compensation for these services, we were obligated to pay Dr. Alpern a fee of $4,166.67 per month. The Alpern SAA was terminated in May 2018.
Miksch Transition and Consulting Agreement
We were a party to a transition and consulting agreement, dated April 15, 2015, or the Miksch TCA, with Melissa J. Miksch, JD, the spouse of Gerrit Klaerner, Ph.D., our President and Chief Executive Officer. Pursuant to the Miksch TCA, Ms. Miksch advised us on certain corporate matters as an independent consultant. As compensation for these consulting services, we were obligated to pay Ms. Miksch a fee of $6,400 per month for up to and including four days of work per month and an additional amount of $1,600 per day for any additional days of work beyond four days in a given month. The Miksch TCA also provided that the restricted stock held by Ms. Miksch continued to vest pursuant to the terms of a restricted stock purchase agreement that Ms. Miksch entered into in connection with her employment with us. As of December 31, 2017, all of the restricted stock held by Ms. Miksch vested. Ms. Miksch’s retention as a consultant pursuant to the Miksch TCA was contingent upon the execution by Ms. Miksch of a general release of claims in favor of us. Ms. Miksch executed such a general release of claims in favor of us on May 1, 2015. The transition and consulting agreement with Ms. Miksch was terminated effective April 1, 2018.
Executive Severance Plan
Our executive officers participate in our Executive Severance Plan. See “Executive Compensation-Additional Narrative Disclosure-Executive Severance Benefit Plan” for additional information.
Indemnification of Officers and Directors
Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we entered into indemnification agreements with each of our directors and executive officers that are broader in scope than the specific indemnification provisions contained in the DGCL.
Policies and Procedures for Related Person Transactions
Pursuant to the written charter of our audit committee adopted in May 2018, our audit committee of the board of directors is responsible for reviewing and approving, prior to our entry into any such transaction, all related person transactions involving a principal stockholder, a member of the board of directors, senior management or an immediate family member of any of the aforementioned individuals. In addition, our code of business conduct and ethics requires that our officers and employees avoid taking for themselves personally opportunities that are discovered through the use of our property, information or position or use of our property, information or position for personal gain.

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PRINCIPAL STOCKHOLDERS
The following table sets forth information relating to the beneficial ownership of our common stock as of December 31, 2018, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all our current directors and executive officers as a group.
The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2018, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.
The percentage of shares beneficially owned is computed on the basis of 42,148,247 shares of our common stock outstanding as of December 31, 2018. The percentage of shares beneficially owned after this offering is computed on the basis of shares of common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). Shares of our common stock that a person has the right to acquire within 60 days of December 31, 2018, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.
Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tricida, Inc., at 7000 Shoreline Court, Suite 201, South San Francisco, CA 94080.

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	SHARES OF COMMON STOCK BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	BEFORE OFFERING	AFTER OFFERING	BEFORE OFFERING	AFTER OFFERING
5% Stockholders
OrbiMed Private Investments V, LP(1)	10,889,280		25.8%
Entities affiliated with Sibling Capital(2)	7,150,936		17.0%
Entity affiliated with Wellington Management Company LLP(3)	3,138,351		7.4%
Longitude Venture Partners II, L.P.(4)	3,019,734		7.2%

Directors and Named Executive Officers(5)
Gerrit Klaerner, Ph.D.(6)	1,521,353		3.6%
Robert J. Alpern, M.D.(7)	198,448		*
David P. Bonita, M.D.(8)	10,902,427		25.9%
Sandra I. Coufal, M.D.(9)	7,399,375		17.6%
Kathryn Falberg(10)	97,489		*
Edward J. Hejlek, Esq.(11)	295,338		*
David Hirsch, M.D., Ph.D.(12)	3,032,881		7.2%
Claire Lockey(13)	292,190		*
Geoffrey M. Parker(14)	382,355		*
Dawn Parsell, Ph.D.(15)	251,290		*
Wilhelm Stahl, Ph.D.(16)	310,312		*
Klaus Veitinger, M.D., Ph.D., M.B.A.(17)	387,827		*
All directors and executive officers as a group (12 persons)(18)	28,209,636		66.9%
___________________

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Consists of 10,889,280 shares of common stock, all shares are held directly by OrbiMed Private Investments V, LP, or OPI V. OrbiMed Capital GP V LLC, or OrbiMed GP, is the sole general partner of OPI V, and OrbiMed Advisors LLC, or OrbiMed Advisors, a registered adviser under the Investment Advisors Act of 1940, as amended, is the sole managing member of OrbiMed GP. By virtue of such relationships, OrbiMed GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V noted above and as a result may be deemed to beneficially own such securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Ph.D., Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI V. David P. Bonita, M.D., is an employee of OrbiMed Advisors and its designee to our board of directors pursuant to our amended and restated voting agreement. Each of OrbiMed GP, OrbiMed Advisors, Dr. Gordon, Mr. Borho, Mr. Silverstein and Dr. Bonita disclaims beneficial ownership of the shares held by OPI V, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of OrbiMed Advisors is 601 Lexington Avenue, New York, NY 10022.

(2)
Consists of (a) 245,312 shares of common stock held by Sibling Co-Investment LLC, (b) 893,292 shares of common stock held by Sibling Capital Fund II-A L.P. , (c) 3,139,600 shares of common stock held by Sibling Capital Fund II-B L.P., (d) 1,810,195 shares of common stock held by Sibling Capital Fund II-C L.P., (e) 599,379 shares of common stock held by Sibling Capital Fund II-D L.P. and (f) 463,158 shares of common stock held by Sibling Insiders Fund II L.P. Sibling Capital Ventures LLC, or SCV, is (i) the sole manager of Sibling Co-Investment and (ii) the sole general partner of Sibling A. Sibling Capital Ventures II LLC, or SCV II, is the sole general partner of Sibling B. Sibling Capital Ventures III LLC, or SCV III, is the sole general partner of Sibling C. Sibling Capital Ventures IV LLC, or SCV IV, is the sole general partner of Sibling D. Each of Sandra I. Coufal, M.D., the designee of SCV to our board of directors pursuant to our amended and restated voting agreement, and Brian M. Isern, the brother of Dr. Coufal, is co-manager of SCV, SCV II, SCV III, and SCV IV and, as such, may be deemed to have voting and investment power with respect to the shares held by Sibling Co-Investment and the Sibling Funds. Each of SCV, SCV II, SCV III, SCV IV, Dr. Coufal and Mr. Isern disclaims beneficial ownership of shares held by Sibling Co-Investment and the Sibling Funds, except to the extent of its, her or his proportionate pecuniary interest therein, if any. The address of SCV, SCV II, SCV III, and SCV IV is 702 San Antonio Street, Austin, Texas 78701.

(3)
Consists of 3,138,351 shares of common stock, held by Hadley Harbor Master Investors (Cayman) II L.P., (Nominee: WAVEFORM & CO.) and Wellington Management Company, LLP. Wellington Management is an investment adviser registered

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under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP, or Wellington Group. Wellington Management and Wellington Group may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held of record by Wellington Client or a nominee on its behalf. The address of Wellington Client, Wellington Management and Wellington Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210.

(4)
Consists of 3,019,734 shares of common stock, all shares are held directly by Longitude Venture Partners II, L.P., or Longitude II. Longitude Capital Partners II, LLC, or LCP2, the general partner of Longitude II, may be deemed to share voting and investment power with respect to the shares held by Longitude II. Patrick G. Enright and Juliet Tammenoms Bakker are managing members of LCP2 and may be deemed to share voting and investment power over the shares held by Longitude II. David Hirsch, M.D., Ph.D. is a member of LCP2 and may be deemed to share voting and investment power over the shares held by Longitude II. Each of LCP2, Mr. Enright, Ms. Bakker and Dr. Hirsch disclaims beneficial ownership of the shares held by Longitude II, except to the extent of its, his or her proportionate pecuniary interest therein, if any. The address of LCP2 is 2740 Sand Hill Road, Menlo Park, CA 94025.

(5)	Does not include ownership by Jeroen van Beek, Ph.D., as he is no longer employed by the Company and the Company does not have access to information regarding his ownership.

(6)
Consists of (a) 704,262 shares of common stock held by Gerrit Klaerner, Ph.D., (b) 144,984 shares of common stock held by the spouse of Dr. Klaerner, and (c) 672,107 shares of common stock issuable upon exercise of stock options held by Dr. Klaerner that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 341,758 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below. Excludes (i) 7,536 shares of common stock held by Dr. Klaerner’s sister in-law, who does not live in the same household as Dr. Klaerner. Dr. Klaerner disclaims beneficial ownership of shares held by his sister in-law.

(7)
Consists of (a) 175,879 shares of common stock held by Robert J. Alpern, M.D. and (b) 22,569 shares of common stock issuable upon exercise of stock options held by Dr. Alpern that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 16,216 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Dr. Alpern that do not vest within 60 days of December 31, 2018.

(8)
Consists of (a) 13,147 shares of common stock issuable upon exercise of stock options held by David Bonita, M.D. that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 8,764 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below and (b) 10,889,280 shares beneficially owned by OPI V as set forth in footnote (1). Dr. Bonita disclaims beneficial ownership of the shares listed in footnote (1), except to the extent of his proportionate pecuniary interest therein, if any. The business address for Dr. Bonita is 601 Lexington Avenue, New York, NY 10022. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Dr. Bonita that do not vest within 60 days of December 31, 2018.

(9)
Consists of (a) 213,567 shares of common stock held by Dr. Coufal, (b) 21,725 shares held by the Coufal Irrevocable Trust, of which the spouse of Dr. Coufal is the sole trustee, (c) 13,147 shares of common stock issuable upon exercise of stock options held by Dr. Coufal that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 8,764 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below and (d) 7,150,936 shares beneficially owned by entities affiliated with Sibling Capital, as set forth in footnote (2). Dr. Coufal disclaims beneficial ownership of the shares listed in footnote (2), except to the extent of her proportionate pecuniary interest therein, if any. Dr. Coufal disclaims beneficial ownership of the shares held by the Coufal Irrevocable Trust, as to which Dr. Coufal does not exercise voting or dispositive power. The business address for Dr. Coufal is 18313 Calle La Serra, Rancho Santa Fe, CA 92091-0119. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Dr. Coufal that do not vest within 60 days of December 31, 2018.

(10)
Consists of (a) 31,579 shares of common stock held by Kathryn Falberg and (b) 65,910 shares of common stock issuable upon exercise of stock options held by Ms. Falberg that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 23,414 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Ms. Falberg that do not vest within 60 days of December 31, 2018.

(11)
Consists of (a) 13,932 shares of common stock held by Edward J. Hejlek, Esq. and (b) 281,406 shares of common stock issuable upon exercise of stock options held by Mr. Hejlek that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 175,116 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (17) below.

(12)
Consists of (a) 13,147 shares of common stock issuable upon exercise of stock options held by Dr. Hirsch that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 8,764 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below and (b) 3,019,734 shares beneficially owned by Longitude II as set forth in footnote (4). Dr. Hirsch disclaims beneficial ownership of the shares listed in footnote (4), except to the extent of his proportionate pecuniary interest therein, if any. The business address for Dr. Hirsch is 2740 Sand Hill Road, Menlo Park, CA 94025. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Dr. Hirsch that do not vest within 60 days of December 31, 2018.

(13)
Consists of (a) 684 shares of common stock held by Claire Lockey and (b) 291,506 shares of common stock issuable upon exercise of stock options held by Ms. Lockey that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 184,802 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below.

(14)
Consists of (a) 65,774 shares of common stock held by Geoffrey M. Parker and (b) 316,581 shares of common stock issuable upon exercise of stock options held by Mr. Parker that are exercisable as of December 31, 2018 or will become exercisable

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within 60 days of such date, 126,459 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below.

(15)
Consists of (a) 665 shares of common stock held by Dawn Parsell, Ph.D., and (b) 250,625 shares of common stock issuable upon exercise of stock options held by Dr. Parsell that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 63,680 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below.

(16)
Consists of (a) 13,832 shares of common stock held by Wilhelm Stahl, Ph.D. and (b) 296,480 shares of common stock issuable upon exercise of stock options held by Dr. Stahl that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 145,254 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below.

(17)
Consists of (a) 35,804 shares of common stock held by Klaus Veitinger, M.D., Ph.D., M.B.A., (b) 157,135 shares of common stock issuable upon exercise of stock options held by Dr. Veitinger that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 97,196 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are eligible for early exercise as described in footnote (18) below, (c) 97,444 shares of common stock held by the Sigrun R. Veitinger 2016 Irrevocable Trust, or the SRV Trust, for which a third-party serves as trustee, and (d) 97,444 shares of common stock held by Klaus R. Veitinger 2016 Children’s Trust, or the KRV Children’s Trust, for which a third-party serves as trustee. Dr. Veitinger disclaims beneficial ownership of the shares held by the SRV Trust and the KRV Children’s Trust, except to the extent of his proportionate pecuniary interest therein, if any. Excludes 3,632 shares of common stock issuable upon vesting and settlement of restricted stock units held by Dr. Veitinger that do not vest within 60 days of December 31, 2018.

(18)
Consists of (a) all shares of common stock held by our directors and seven current executive officers (with the exception of Jeroen van Beek, Ph.D., as he is no longer employed by the Company and the Company does not have access to information regarding his ownership) and (b) all shares of common stock issuable upon exercise of stock options held by our directors and seven current executive officers that are exercisable as of December 31, 2018 or will become exercisable within 60 days of such date, 1,200,187 of which have vested, or will vest, within 60 days of December 31, 2018, the remainder of which are unvested but may be exercised prior to vesting subject to a repurchase arrangement with us, as described further below. Except as noted in footnote (10) above, 25% of the shares issuable upon exercise of options granted to our directors and executive officers vest on the first anniversary of the applicable vesting commencement date and in subsequent 1/48th increments each subsequent month thereafter, subject to continuous service as of each vesting date. Our directors and executive officers may elect to early exercise their options at any time prior to vesting, provided that the shares issued upon exercise of the unvested options will be shares of restricted stock subject to our right to repurchase the shares, should the applicable director or executive officer cease to serve as a director or employee of us prior to the full vesting of such shares of restricted stock. In addition, vesting of an executive officer’s then outstanding and unvested option will accelerate upon termination of service in connection with a change in control, as provided in our executive severance benefit plan.

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DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, the investor rights agreement to which we and certain of our stockholders are parties and of the General Corporation Law of the State of Delaware. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.
General
Our authorized capital stock consists of 400,000,000 shares of common stock, $0.001 par value per share, and 40,000,000 shares of preferred stock, $0.001 par value per share. As of September 30, 2018, there were outstanding:

•	42,153,781 shares of our common stock held by approximately 275 stockholders of record assuming the conversion into common stock upon the exercise of an outstanding warrant as of September 30, 2018,

•	4,559,096 shares of our common stock issuable upon exercise of outstanding stock options and

•	21,792 shares of our common stock issuable upon vesting of restricted stock units.
Common Stock
Voting Rights
Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. In the election of directors, a plurality of the votes cast at a meeting of stockholders is sufficient to elect a director. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In all other matters, except as noted below under “Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law” a majority vote of common stockholders is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws.
Dividends
Subject to preferences that may be applicable to any then outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of convertible preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and

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privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be, fully paid and nonassessable.
Preferred Stock
Our board of directors has been authorized to designate and issue up to an aggregate of 40,000,000 shares of preferred stock in one or more series without action by the stockholders. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and might harm the market price of our common stock. As of September 30, 2018, there were no preferred stock issued and outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of September 30, 2018, we had outstanding options to purchase 4,559,096 shares of our common stock, with a per share weighted-average exercise price of $5.20, under our 2018 Equity Incentive Plan.
Warrants
On February 28, 2018, we entered into a warrant agreement with each of Hercules Capital, Inc., or Hercules, and Hercules Technology III, L.P. Pursuant to the terms of the warrant agreement, Hercules and Hercules Technology III, L.P., have the right to purchase an aggregate of 53,458 shares of our common stock. The shares issuable on exercise of the warrants are entitled to the piggyback registration rights and Form S-3 registration rights described below.
Registration Rights
We are party to an amended and restated investor rights agreement, dated as of November 7, 2017, as amended, pursuant to which certain of our stockholders, including certain holders of five percent or more of our capital stock and entities affiliated with certain of our directors, have the right to demand that we file a registration statement for their shares of our common stock or request that their shares of our common stock be covered by a registration statement that we are otherwise filing, including, in each case, shares of our common stock that were issued upon conversion of convertible preferred stock. These shares are referred to as registrable securities. A necessary percentage of these holders are expected to agree not to exercise their registration rights during the lock-up period for this offering. See “Shares Eligible for Future Sale-Lock-Up Agreements.”
Demand Registration Rights
The holders of at least a majority of the registrable securities have the right to demand that we file, on no more than two occasions, a registration statement on Form S-1 to register all or a portion of their registrable securities, provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-1 exceeds $10.0 million. Depending on certain conditions, we may defer a demand registration for up to days in any twelve-month period.

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Piggyback Registration Rights
If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities (including, but not limited to, registration statements relating to secondary offering of our securities but excluding (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities), the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration. In connection with this offering, the holders of registrable securities are entitled to, but a necessary percentage of holders are expected to waive their rights to notice of this offering and to include their shares of registrable securities in this offering.
Form S-3 Registration Rights
A holder of at least 2,000,000 shares of registrable securities (including common stock issued upon conversion of convertible preferred stock) (as adjusted for any future stock dividend, combinations, splits, recapitalizations and the like) shall have the right to demand, subject to certain exceptions, that we file an unlimited number of registration statements on Form S-3 with respect to all of a part of the registrable securities owned by such holder provided that the anticipated aggregate offering price of the registrable securities to be sold under any such registration statement exceeds $5 million. Once the demand has been made, other holders of registrable securities may join in the registration statement.
Termination of Registration Rights
The demand, Form S-3 and piggyback registration rights described above will terminate five years after the completion of our initial public offering. In addition, the registration rights of a holder of registrable securities will expire if all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act.
Expenses of Registration; Indemnification
We are generally required to bear all registration expenses incurred in connection with any offerings pursuant to the demand, Form S-3 and piggyback registration rights described above, other than underwriting commissions and discounts. The amended and restated investor rights agreement contains customary indemnification provisions with respect to registration rights.
Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to

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acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Special Stockholder Meetings
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, in the absence of a Chief Executive Officer, or our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine of the State of Delaware, or any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

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Pursuant to 17 C.F.R. Section 200.83

Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.
The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations of Liability and Indemnification Matters
For a discussion of liability and indemnification, please see “Management-Limitation on Liability and Indemnification Matters.”
The Nasdaq Global Select Market Listing
Our common stock is traded on The Nasdaq Global Select Market under the symbol “TCDA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of Restricted Shares
Based on the number of shares of our common stock outstanding as of December 31, 2018, upon the completion of this offering, we will have outstanding an aggregate of approximately            shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering other than any shares purchased by our existing investors will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. An additional         shares of common stock held by existing stockholders immediately prior to the completion of this offering were “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of December 31, 2018, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
shares	days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144
Lock-Up Agreements
In connection with this offering, we, our directors, and our executive officers have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date    days after the date of this prospectus, except with the prior written consent of [our underwriters]. These agreements are subject to certain customary exceptions. See the section titled “Underwriting” for additional information.
Prior to this offering, certain of our employees, including our executive officers, and/or directors have entered and may in the future enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rule 144
In general, under Rule 144 a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately 421,482 shares of common stock immediately after this offering (calculated as of December 31, 2018); or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above, if applicable).
Registration Rights
Based on the number of shares outstanding as of December 31, 2018, after the completion of this offering, the holders of approximately        million shares of our common stock, including shares issuable upon exercise of warrants, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock-Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Stock Plans
We have filed with the Securities and Exchange Commission a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise or vesting of outstanding awards under our 2013 and 2018 Equity Incentive Plans, as well as shares reserved for issuance under our 2018 Equity Incentive Plan and ESPP registering such shares for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Dividends
We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.” If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “-Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We have not determined whether we are a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock and the gross proceeds from a disposition of our common stock, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Recently issued proposed Treasury Regulations, which Non-U.S. Holders may rely on, eliminate the FACTA withholding tax on gross proceeds, but such regulations are currently only in proposed form and are subject to change. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “-Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table                      are the representatives of the underwriters.

Underwriters	Number of Shares

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our executive officers, and directors have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date     days after the date of this prospectus, except with the prior written consent of our underwriters. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $           .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a “Relevant Member State,” an offer to the public of our common stock may

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;
provided that no such offer or shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA”) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Confidential Treatment Requested by Tricida, Inc.
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Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority, or the FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective

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Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

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LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Sidley Austin LLP, New York, New York.                , is acting as counsel for the underwriters in connection with this offering.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements). We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Tricida, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information is available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at Tricida.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

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TRICIDA, INC.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Tricida, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tricida, Inc. (the Company) as of December 31, 2016 and 2017, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes, (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017
Redwood City, California
February 28, 2018
except for the last paragraph of Note 1, as to which the date is June 18, 2018

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Tricida, Inc.
Balance Sheets
(In thousands, except share and per share amounts)

	December 31,		Pro Forma Stockholders’ Equity as of December 31,
	2016	2017	2017
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,682	$9,774	$9,858
Short-term marketable securities	20,768	57,740
Prepaid expenses and other current assets	753	1,910
Total current assets	27,203	69,424	69,508
Property and equipment, net	481	1,150
Total assets	$27,684	$70,574	$70,658
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,104	$3,861
Accrued expenses	2,765	7,361
Preferred stock tranche obligation	3,371	—
Total current liabilities	8,240	11,222
Long-term liabilities
Other long-term liabilities	189	323
Total long-term liabilities	189	323	217
Total liabilities	8,429	11,545	11,439
Commitments and contingencies (Note 7)
Series A convertible preferred stock, $0.001 par value; 11,398,694 shares authorized as of December 31, 2016 and 2017; 11,302,758 shares issued and outstanding as of December 31, 2016 and 2017; aggregate liquidation preference of $10,014 as of December 31, 2016 and 2017; no shares issued and outstanding, pro forma (unaudited)	9,800	9,800
Series B convertible preferred stock, $0.001 par value; 32,526,878 shares authorized as of December 31, 2016 and 2017; 32,526,878 shares issued and outstanding as of December 31, 2016 and 2017; aggregate liquidation preference of $30,250 as of December 31, 2016 and 2017; no shares issued and outstanding, pro forma (unaudited)	29,618	29,618
Series C convertible preferred stock, $0.001 par value; 36,074,428 and 35,806,451 shares authorized as of December 31, 2016 and 2017; 19,532,259 and 35,806,451 shares issued and outstanding as of December 31, 2016 and 2017, respectively; aggregate liquidation preference of $30,275 and $55,500 as of December 31, 2016 and 2017; no shares issued and outstanding, pro forma (unaudited)	27,465	50,347
Series D convertible preferred stock, $0.001 par value; 24,500,000 shares authorized as of December 31, 2017; zero and 24,493,615 shares issued and outstanding as of December 31, 2016 and 2017; aggregate liquidation preference of zero and $57,560 as of December 31, 2016 and 2017; no shares issued and outstanding, pro forma (unaudited)	—	57,305
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 120,000,000 and 134,000,000 shares authorized as of December 31, 2016 and 2017; 2,265,323 and 2,272,609 shares issued and outstanding, as of December 31, 2016 and 2017, respectively; 28,459,930 shares issued and outstanding, pro forma (unaudited)	2	2	28
Additional paid-in capital	466	1,356	148,590
Accumulated other comprehensive loss	—	(13)	(13)
Accumulated deficit	(48,096)	(89,386)	(89,386)
Total stockholders’ equity (deficit)	(47,628)	(88,041)	59,219
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$27,684	$70,574	$70,658
See accompanying notes to financial statements

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Tricida, Inc.
Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	Year ended December 31,
	2016	2017
Operating expenses:
Research and development	$21,820	$35,906
General and administrative	5,363	11,216
Total operating expenses	27,183	47,122
Loss from operations	(27,183)	(47,122)
Change in fair value-preferred stock tranche obligation	(1,571)	5,649
Interest income (expense) and other, net	103	183
Net loss	(28,651)	(41,290)
Other comprehensive loss:
Net unrealized loss on marketable securities, net of tax	—	(13)
Comprehensive loss	$(28,651)	$(41,303)
Net loss per share, basic and diluted	$(15.69)	$(19.32)
Weighted-average number of shares outstanding, basic and diluted	1,826,040	2,137,690
Pro forma net loss per share, basic and diluted (unaudited)		$1.89
Pro forma weighted-average number of shares, basic and diluted (unaudited)		21,821,075
See accompanying notes to financial statements.

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Tricida, Inc.
Statements of Convertible Preferred Stock and Stockholders’ (Deficit)
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	$29,734,656	$25,023	$2,244,806	$2	$186	$—	$(19,445)	$(19,257)
Series B financing—subsequent closing, issued at $0.93 per share net of issuance costs of $37 and including the settlement of the preferred stock obligation of $1,324	14,094,980	14,395	—	—	—	—	—	—
Series C financing—initial closing, issued at $1.55 per share net of issuance costs of $339 and fair value of the preferred stock tranche obligation of $2,471 which has been classified as a liability (see Note 4)	19,532,259	27,465	—	—	—	—	—	—
Vested/exercised employee stock options	—	—	11,724	—	8	—	—	8
Stock-based compensation—employees	—	—	—	—	231	—	—	231
Stock-based compensation—consultants	—	—	—	—	41	—	—	41
Unrealized loss on investments	—	—	—	—	—		—
Net loss	—	—	—	—	—	—	(28,651)	(28,651)
Balance at December 31, 2016	$63,361,895	$66,883	$2,256,530	$2	$466	$—	$(48,096)	$(47,628)
Series C financing—subsequent closing, issued at $1.55 per share net of issuance costs of $65 and including the settlement of the preferred stock obligation of $2,278	16,274,192	22,882	—	—	—	—	—	—
Series D financing—initial closing, issued at $2.35 per share net of issuance costs of $255	24,493,615	57,305	—	—	—	—	—	—
Vested/exercised employee stock options	—	—	16,079	—	14	—	—	14
Stock-based compensation—employees	—	—	—	—	667	—	—	667
Stock-based compensation—consultants	—	—	—	—	209	—	—	209
Unrealized loss on investments	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	(41,290)	(41,290)
Balance at December 31, 2017	$104,129,702	$147,070	$2,272,609	$2	$1,356	$(13)	$(89,386)	$(88,041)
See accompanying notes to financial statements.

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Tricida, Inc.
Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2016	2017
Operating activities
Net loss	$(28,651)	$(41,290)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	424	335
Net amortization of premiums and discounts on marketable securities	14	(42)
Stock-based compensation	272	876
Changes in fair value of preferred stock tranche obligation	1,571	(5,649)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(69)	(1,157)
Accounts payable	1,636	1,757
Accrued expenses and other	1,655	4,769
Net cash used in operating activities	(23,115)	(40,401)
Investing activities
Purchase of marketable securities	(39,064)	(76,846)
Maturities of marketable securities	18,533	39,903
Proceeds from sale of marketable securities	499	—
Purchase of property and equipment	(249)	(1,004)
Net cash used in investing activities	(20,281)	(37,947)
Financing activities
Loan repayments	(42)	(39)
Proceeds from exercise of common stock options	8	14
Proceeds from issuance of convertible preferred stock for cash, net of issuance costs	43,007	82,465
Net cash provided by financing activities	42,973	82,440
Net increase (decrease) in cash and cash equivalents	(423)	4,092
Cash and cash equivalents at beginning of year	6,105	5,682
Cash and cash equivalents at end of year	$5,682	$9,774
Supplemental disclosures of non-cash financing activities
Series B fair value of preferred stock obligation upon closing	$1,324	$—
Series C fair value of preferred stock obligation upon closing	$2,471	$2,278
See accompanying notes to financial statements.

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Tricida, Inc.
Notes to Financial Statements
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization—Tricida, Inc., or the Company, was incorporated in the state of Delaware on May 22, 2013 and was granted its certification of qualification in the state of California on August 5, 2013 (inception). The Company is engaged in the development of novel therapeutics to address renal, metabolic and cardiovascular disease.
As of December 31, 2017, the Company has devoted substantially all of its efforts to the formation and financing of the Company, as well as product development, and has not realized revenues from its planned principal operations. The Company has no manufacturing facilities and all manufacturing related activities are contracted out to third-party service providers.
Basis of presentation—These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.
Unaudited Pro Forma Information—Immediately prior to the completion of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. In addition, the convertible preferred stock warrants would be exercised into shares of convertible preferred stock which would automatically convert into shares of common stock and the related warrant liability would be reclassified to additional paid-in capital in stockholders’ equity. Unaudited pro forma balance sheet information as of December 31, 2017 assumes the exercise of the preferred stock warrant and the conversion of all outstanding convertible preferred stock into shares of common stock. The shares of common stock issuable and the proceeds expected to be received in the initial public offering are excluded from such pro forma financial information. Unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding convertible preferred stock into shares of common stock. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the initial public offering.
Need for Additional Capital—The Company has incurred significant losses and negative cash flows from operations since its inception and had an accumulated deficit of $89.4 million at December 31, 2017 and does not expect to experience positive cash flows in the foreseeable future.
As of December 31, 2017, the Company had $67.5 million in cash and cash equivalents and short-term marketable securities and working capital of $58.2 million. Management expects to incur additional losses in the future to conduct product research and development and to conduct pre-commercialization activities and recognizes the need to raise additional capital to fully implement its business plan. The Company intends to raise such capital through the sale of additional equity, debt financings or strategic alliances with third parties. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its operations or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date of the issuance of these financial statements. If the Company is unsuccessful in its efforts to raise additional financing, the Company could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of its development programs or its future commercialization efforts, out-license intellectual property rights to its product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on the Company’s business, results of operations, financial condition and/or its ability to fund its scheduled obligations on a timely basis or at all. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

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Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.
Marketable Securities—All highly liquid investments with original maturities of greater than three months from the date of purchase are classified as marketable securities. Management has classified the Company’s marketable securities as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. Realized gains and losses on the sale of all such securities are reported in interest and other income (expense), net and computed using the specific identification method. For the year ended December 31, 2016 and 2017, there were no realized gains or losses on these securities. The Company’s investments are in commercial paper, asset-backed securities and corporate debt securities. Pursuant to the Company’s investment policy, all purchased securities have a minimum short-term rating of A1 (Moody’s) or P1 (Standard & Poor’s) or equivalent. If there is no short-term rating, a purchased security is required to have a long-term rating no lower than A3/A- or equivalent.
Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that these financial institutions are financially sound, and, accordingly, minimal credit risk exists with respect to those financial institutions. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents and marketable securities and issuers of marketable securities to the extent recorded in the balance sheet.
Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the respective assets, which is three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful economic lives of the related assets.
Impairment of Long-Lived Assets—Long-lived assets consist of property and equipment. The Company assesses potential impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. The Company has not recognized any impairment losses through December 31, 2016 and 2017.
Clinical and Manufacturing Accruals—The Company records accruals for estimated costs of research, preclinical and clinical studies, and manufacturing development, which are a significant component of research and development expenses. A substantial portion of the Company’s ongoing research and development activities is conducted by third-party service providers, including clinical research organizations (CROs) and contract manufacturing organizations (CMOs). The Company’s contracts with CROs generally include pass-through fees such as regulatory expenses, investigator fees, travel costs and other miscellaneous costs, including shipping and printing fees. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company accrues the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements.

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The Company determines the estimated costs through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fees to be paid for such services.
The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. As actual costs become known, the Company adjusts its accruals. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in the Company reporting amounts that are too high or too low in any particular period. The Company’s accrual is dependent, in part, upon the receipt of timely and accurate reporting from information provided as part of its clinical and non-clinical studies and other third-party vendors. Through December 31, 2017, there have been no material differences from the Company’s accrued estimated expenses to the actual clinical trial expenses. However, variations in the assumptions used to estimate accruals, including, but not limited to the number of patients enrolled, the rate of patient enrollment, and the actual services performed, and related costs may vary from the Company’s estimates, resulting in adjustments to clinical trial expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect its financial position and results of operations.
Convertible preferred stock—The Company records all shares of convertible preferred stock at their respective fair values, net of issuance costs, on the dates of issuance. In the event of a change of control of the Company, proceeds will be distributed in accordance with the liquidation preferences set forth in its Amended and Restated Certificate of Incorporation unless the holders of convertible preferred stock have converted their convertible preferred shares into common shares. Therefore, convertible preferred stock is classified outside of stockholders’ deficit on the accompanying balance sheets as events triggering the liquidation preferences are not solely within the Company’s control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur.
Warrant Liability—The Company has issued freestanding warrants to purchase shares of its Series A convertible preferred stock. Freestanding warrants for shares of the Company’s convertible preferred stock that are classified outside of permanent equity, and other similar instruments related to shares that are classified as liabilities, are recorded at fair value, and are subject to remeasurement at each balance sheet date until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering. Upon exercise, the warrant liability would be reclassified to additional paid-in capital, with any change in fair value recognized as a component of other interest income (expense) and other, net.
Preferred Stock Tranche Obligation—From time to time, the Company enters into convertible preferred stock financings where, in addition to the initial closing, investors agree to buy, and the Company agrees to sell, additional shares of that convertible preferred stock at a set price in the event that certain agreed milestones are achieved (a tranched financing). The Company evaluates this tranche obligation and assesses whether it meets the definition of a freestanding instrument, and if so, determines the fair value of this obligation and records it on the balance sheet with the residual of the proceeds raised being allocated to convertible preferred stock. The preferred stock tranche obligation is revalued each reporting period with changes in the fair value of the obligation recorded as a component of interest income (expense) and other, net in the statement of operations and comprehensive loss. The preferred stock tranche obligation is revalued at settlement and the resultant fair value is then reclassified to convertible preferred stock at that time.

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Research and Development Costs—Research and development costs are charged to the statements of operations and comprehensive loss in the year in which they are incurred. Research and development expenses consist primarily of:

•	salaries and related costs, including stock-based compensation expense, for personnel and consultants in our research and development functions;

•	fees paid to clinical consultants, clinical trial sites and vendors, including CROs;

•	costs related to pre-commercialization manufacturing activities including payments to CMOs and other vendors and consultants;

•	costs related to regulatory activities;

•	expenses related to lab supplies and services; and

•	depreciation and other allocated facility-related and overhead expenses
Stock-Based Compensation—The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees and directors based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return, and the estimated fair value of the underlying common stock on the date of grant. Stock-based compensation expense is recorded net of estimated forfeitures of unvested awards as they occur.
The Company records the expense attributed to nonemployee services paid with share-based awards based on the estimated fair value of the awards determined using the Black-Scholes option pricing model. The measurement of stock-based compensation for nonemployees is subject to re-measurement as the options vest, and the expense is recognized over the period during which services are received.
Income Taxes—The Company accounts for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance when it is more likely than not that some portion, or all of our deferred tax assets will not be realized.
The Company accounts for income tax contingencies using a benefit recognition model. If it considers that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, it recognized the benefit. The Company measures the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Comprehensive Loss—Comprehensive loss includes net loss and certain changes in stockholders’ deficit that are excluded from net loss, primarily unrealized losses on the Company’s marketable securities.
Segment reporting—The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s assets are maintained in the United States.

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Foreign currency transactions—All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Expenses are translated at the transaction spot rate. Foreign currency transaction gains and losses are included in the statement of operations for the period in other expense, net, and comprised of net loss of $1.6 million and $0.2 million for the years ended December 31, 2016 and 2017, respectively.
Net Loss per Share—Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss for each period presented.
Recent Accounting Pronouncements—From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.
In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities , which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The new standard is effective for annual periods and interim periods beginning after December 15, 2018 and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this guidance.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The guidance also requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The accounting standard is effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this guidance.
In May 2017, the FASB issued ASU No. 2017-09, “Scope of Modification Accounting”, which amends ASC Topic 718, “Compensation-Stock Compensation”. The ASU includes provisions intended to (1) provide clarity and (2) reduce diversity in practice and reduce cost and complexity when calculate stock compensation, on a change to the terms or conditions of a share-based payment award. ASU 2017-09 is effective for public business entities for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its financial statements.
Reverse Stock Split—On June 14, 2018 the Company’s board of directors approved a 1-for-3.98 reverse split of shares of our common stock. The par values and the authorized shares of the common and convertible preferred stock were not adjusted as a result of the reverse stock split, nor were the outstanding shares of preferred stock. All issued and outstanding common stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on June 15, 2018.
2. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the Company’s financial assets and liabilities are determined in accordance with the fair value hierarchy established in Financial Accounting Standards Board, or FASB, Accounting Standards

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Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1—	Observable inputs, such as quoted prices in active markets

Level 2—
Inputs, other than the quoted prices in active markets, which are observable either directly or indirectly such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life

Level 3—	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions
The Company’s financial assets and liabilities include cash equivalents, marketable securities, a warrant liability and prior to April 2017, a preferred stock tranche obligation. Cash equivalents in the form of money market funds are stated at cost, which approximates their fair values.
The Company issued a freestanding preferred stock tranche obligation in connection with the initial closing of the Series C financing in July 2016. The investors in the Series C financing committed to the purchase of 16,274,192 shares of Series C convertible preferred stock at $1.55 per share upon achievement of a specified milestone. This milestone was met and the Series C investors purchased the shares in April 2017.
The fair value of the Series C preferred stock and the corresponding tranche obligation was determined using an Option Pricing Model, calibrating to a recent transaction, which considers the risk of failure of clinical trials embedded in the cash flows and utilizes a series of unobservable inputs, and accordingly, the liability was classified as a Level 3 measurement. On the July 2016 issuance date, the Series C preferred stock tranche obligation was modeled as a warrant within the Option Pricing Model framework. The assumptions used to determine the fair value of the Series C preferred stock in the option pricing model were time to liquidity of 1 year, volatility of 68.0%, risk-free interest rate of 0.6% and equity value of $91.2 million. The Series C preferred stock tranche obligation was recorded as a liability of $2.5 million on the July 2016 issuance date.
As of December 31, 2016, the tranche obligation was remeasured, and the various assumptions used to determine the fair value of the Series C preferred stock and the corresponding tranche obligation in the option pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.3% and equity value of $91.4 million. The fair value of the tranche obligation was determined to be a liability and recorded at $3.4 million as of December 31, 2016.
On April 25, 2017, the tranche obligation was settled, and the obligation was valued at intrinsic value, using the fair value of the Series C preferred stock from the Option Pricing Model. The various assumptions used to determine the fair value of the Series C preferred stock in the option pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.4% and equity value of $118.5 million. Since the per share value was lower than the contractual purchase price, the fair value of the tranche obligation was determined to be an asset and recorded at $2.3 million at settlement on April 25, 2017.
The Company issued a freestanding preferred stock tranche obligation in connection with the initial closing of the Series B financing in 2015 whereby the investors committed to purchase additional shares of Series B preferred stock upon the achievement of a specified milestone. The milestone was achieved in 2016, which precipitated the closing of the second tranche of the Series B financing (see Note 4). The fair

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value of the Series B preferred stock and the corresponding tranche obligation was determined using the Option Pricing Method, calibrating to a recent transaction, which considers the risk of failure of clinical trials embedded in the cash flows and utilizes a series of unobservable inputs, and accordingly, the liability was classified as a Level 3 measurement. On the settlement date of the obligation in February 2016, the milestones had been met, and the obligation was valued at intrinsic value, using the fair value of the Series B preferred stock from the Option Pricing Model. The various assumptions used to determine the fair value of the Series B preferred stock in the option-pricing model were time to liquidity of 1 year, volatility of 61.0%, risk-free interest rate of 0.5% and equity value of $40.6 million. The fair value of the tranche obligation was determined to be an asset and recorded at $1.3 million at settlement in February 2016.
During 2016 and 2017, the Company had detachable warrants that were recorded as liabilities and adjusted to fair value on a recurring basis. The fair value of the warrant liability was determined using an option-pricing model, which utilizes a series of unobservable inputs, and accordingly, the liabilities were classified as Level 3 measurements.
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	As of December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Cash equivalents
Money Market fund	$4,923	$—	$—	$4,923
Corporate debt securities	—	575	—	575
Marketable securities
Commercial paper	—	10,336	—	10,336
Corporate debt securities	—	7,431	—	7,431
Asset backed securities	—	3,001	—	3,001
Financial liabilities:
Current liabilities
Preferred Stock Tranche Obligation	—	—	3,371	3,371
Long term liabilities
Preferred Stock Warrant Liability	—	—	38	38

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	As of December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Cash equivalents
Money Market fund	$6,758	$—	$—	$6,758
Corporate debt securities	—	2,930	—	2,930
Marketable securities
Commercial paper		25,773		25,773
Corporate debt securities	—	17,613	—	17,613
Asset backed securities	—	14,354	—	14,354
Financial Liabilities:
Long term liabilities
Preferred Stock Warrant Liability	—	—	106	106
The following tables are a reconciliation of all liabilities measured at fair value using Level 3 unobservable inputs (in thousands):

Tranche Obligation
Opening Balance, January 1, 2016	$653
Amounts reclassified to convertible preferred stock upon Series B closing	(1,324)
Amounts reclassified to convertible preferred stock upon Series C closing	—
Issuance of Series C Tranche 2 obligation at Series C Tranche 1 close	2,471
Change in market value	1,571
Balance as of December 31, 2016	3,371
Amounts reclassified to convertible preferred stock upon closing of second tranche of Series C	2,278
Change in market value	(5,649)
Balance as of December 31, 2017	$—

Warrant Liability
Opening Balance, January 1, 2016	$5
Change in market value	33
Balance as of December 31, 2016	38
Change in market value	68
Balance as of December 31, 2017	$106
Where quoted prices are available in an active market, securities are classified as Level 1. The Company classifies money market funds as Level 1. When quoted market prices are not available for the specific security, then the Company estimates fair value by using quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs obtained from various third-party data providers, including but not limited to benchmark yields, reported trades and broker/dealer quotes. Where applicable the market approach utilizes prices and information from market transactions for similar or

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identical assets. The Company classifies corporate debt securities, commercial paper and asset backed securities as Level 2. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of convertible preferred stock warrant liabilities and the preferred stock tranche obligation.
There were no transfers of assets of liabilities between the fair value measurement levels during the years ended December 31, 2016 and 2017.
The carrying values of the Company’s financial instruments, such as accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items.
All marketable securities were considered available-for-sale at December 31, 2016 and 2017. The amortized cost, unrealized holding gains or losses, and fair value of the Company’s marketable securities by major security type at December 31, 2016 and 2017 are summarized in the table below (in thousands):

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value at December 31, 2016
Commercial paper	$10,333	$3	$—	$10,336
Corporate debt securities	7,433	—	(2)	7,431
Asset backed securities	3,002	—	(1)	3,001
Total	$20,768	$3	$(3)	$20,768

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value at December 31, 2017
Commercial paper	$25,780	$—	$(7)	$25,773
Corporate debt securities	17,615	3	(5)	17,613
Asset backed securities	14,358	—	(4)	14,354
Total	$57,753	$3	$(16)	$57,740
All marketable securities as of December 31, 2016 and 2017 have contractual maturities of one year or less.
As of December 31, 2016, and 2017, unrealized losses on available-for-sale investments are not attributable to credit risk and are considered to be temporary. The Company believes that it is more-likely-than-not that investments in an unrealized loss position will be held until maturity or the recovery of the cost basis of the investment. To date, the Company has not recorded any impairment charges on marketable securities related to other-than-temporary declines in market value. All marketable securities with unrealized losses as of December 31, 2017 have been in a loss position for less than twelve months or the loss is not material.

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3. BALANCE SHEET COMPONENTS:
Property and Equipment, Net

	December 31,
	2016	2017
	(in thousands)
Furniture and fixtures	$172	$193
Computer and lab equipment	1,071	1,382
Leasehold improvements	206	878
	1,449	2,453
Less: accumulated depreciation and amortization	(968)	(1,303)
Total property and equipment, net	$481	$1,150
Depreciation and amortization expense was approximately $0.4 million and $0.3 million for the years ended December 31, 2016 and 2017, respectively.
Accrued Expenses

	December 31,
	2016	2017
	(in thousands)
Accrued clinical and nonclinical study costs	$967	$2,235
Accrued contract manufacturing	679	4,157
Accrued compensation	1,119	—
Accrued professional fees and other	—	969
Total accrued expenses	$2,765	$7,361
4. CAPITAL STRUCTURE
Common Stock—In 2013, in conjunction with the founding of the Company, 2,273,863 shares of common stock were issued to the founders, Founders’ Stock, at a price of $0.004 per share. These shares are subject to repurchase at the option of the Company at a price that is the lower of i) the original issuance price or ii) the fair market value as of the date of repurchase, in the event that the founders’ employment is terminated either voluntarily or involuntarily. Such repurchase rights lapse over a period of four years from the date the founders stock was issued. As of December 31, 2016 and 2017, 274,083 and zero founders shares were subject to repurchase.
Common stock reserved for future issuance, on an as if converted basis, as of December 31, 2016 and 2017, consists of the following:

	2016	2017
Preferred stock, issued and outstanding	15,920,062	26,163,217
Stock options issued and outstanding	2,259,011	3,588,663
Stock options authorized for future issuance	601,282	884,947
Total	18,780,355	30,636,827

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Convertible Preferred Stock—As of December 31, 2016 and 2017, convertible preferred stock consisted of the following (in thousands, except share amounts):

		December 31, 2016
	Authorized Shares	Shares Issued and Outstanding	Net Proceeds(1)	Aggregate Liquidation Preference
Shares designated as:
Series A convertible preferred stock	11,398,694	11,302,758	$9,800	$10,014
Series B convertible preferred stock	32,526,878	32,526,878	29,618	30,250
Series C convertible preferred stock	36,074,428	19,532,259	27,465	30,275
Total	80,000,000	63,361,895	$66,883	$70,539

		December 31, 2017
	Authorized Shares	Shares Issued and Outstanding	Net Proceeds(1)	Aggregate Liquidation Preference
Shares designated as:
Series A convertible preferred stock	11,398,694	11,302,758	$9,800	$10,014
Series B convertible preferred stock	32,526,878	32,526,878	29,618	30,250
Series C convertible preferred stock	35,806,451	35,806,451	50,347	55,500
Series D convertible preferred stock	24,500,000	24,493,615	57,305	57,560
Total	104,232,023	104,129,702	147,070	153,324
__________________

(1)	Net proceeds are proceeds from the offerings net of issuance costs and as adjusted for allocations to and reclassifications from preferred stock tranche obligation.
In 2016, in connection with the achievement of certain milestones which precipitated the closing of the second tranche of the Series B financing, the Company issued 14,094,980 shares of Series B convertible preferred stock at $0.93 per share for cash proceeds of $13.0 million, net of issuance costs of approximately $37,000. The Company also reclassified the fair value of the series B preferred stock tranche obligation of $1.3 million to Series B preferred stock at this time.
In 2016, the Company also issued 19,532,259 shares of Series C convertible preferred stock at $1.55 per share for cash proceeds of $30.0 million, net of issuance costs of $0.3 million. The Series C convertible preferred stock financing contained a provision that obligated the investors to purchase additional shares, or Series C convertible preferred stock tranche obligation, at the same price as the initial closing upon the achievement of a milestone triggered based on the Company’s ability to deliver to the purchasers (a) successful topline data from the Phase IIa study of TRC 101, the Company’s lead product candidate, enrolling 100 patients and (b) positive minutes from the End-of-Phase IIa meeting between the Company and the U.S. Food and Drug Administration, or Milestone. This Series C preferred stock tranche obligation was considered to be a freestanding financial instrument for accounting purposes and accordingly the Company recorded a liability of $2.5 million representing the fair value of this Series C convertible preferred stock tranche obligation at the time of issuance. The proceeds from the initial closing of the Series C financing were allocated between the Series C preferred stock tranche obligation and convertible preferred stock by first allocating the proceeds to the preferred stock tranche obligation based on its fair value at inception ($2.5 million) and then allocating the residual proceeds ($27.8 million) to the convertible preferred stock. The preferred stock tranche obligation is recorded as a liability in the balance sheet as of December 31, 2016, and changes in the fair value of the obligation are recorded as a component of interest income (expense) and other, net, in the statement of operations and comprehensive loss.

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In 2017, in connection with the closing of the second tranche of the Series C financing, the Company issued 16,274,192 shares of Series C convertible preferred stock at $1.55 per share for cash proceeds of $25.2 million, net of issuance costs of approximately $65,000. The Company also reclassified the fair value of the Series C preferred stock tranche obligation of $2.3 million to Series C preferred stock at this time.
In 2017, the Company issued 24,493,615 shares of Series D convertible preferred stock at $2.35 per share for cash proceeds of $57.3 million, net of issuance costs of approximately $255,000. There were no tranches associated with the Series D convertible preferred stock for the year ended December 31, 2017.
The rights, preferences and privileges of the Series A, Series B, Series C and Series D Convertible Preferred Stock (Series Preferred) are as follows:
Voting—Each holder of shares of Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the amended and restated bylaws of the Company. The Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class and may act by written consent in the same manner as the Common Stock.
For so long as any shares of Series Preferred remain outstanding, in addition to any other vote or consent required by law, the vote or written consent of the holders of at least 58% of the outstanding Series Preferred shall be necessary for effecting or validating certain actions as defined in the Company’s certificate of incorporation.
For so long as any shares of Series D Preferred remain outstanding, in addition to any other vote or consent required by law, the vote or written consent of the holders of at least 60% of the outstanding Series D Preferred shall be necessary for effecting or validating certain actions as defined in the Company’s certificate of incorporation.
For so long as shares of convertible preferred stock remain outstanding, the holders of the convertible preferred stock, voting together as a single class on an as converted to common stock basis, shall be entitled to elect three directors of the Company. The holders of the common stock, voting as a separate class, are entitled to elect two directors of the Company. The holders of the convertible preferred stock and common stock, voting together as a single class, are entitled to elect all remaining directors of the Company.
Dividends—Holders of Series Preferred stock, in preference to the holders of Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of the original issue price per annum on each outstanding share of Series Preferred. Such dividends shall be payable only when, as and if declared by the Board of Directors of the Company and shall be non-cumulative. No dividends have been declared or paid since the issuance of preferred stock through December 31, 2017. In the event dividends are paid on any share of common stock, the company shall pay an additional dividend on all outstanding shares of preferred stock in a per share amount equal (on an as-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.
Conversion—Any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock initially at a one-for-one ratio. The conversion price for each series of preferred stock is subject to an adjustment in the event of stock split, combination, common stock dividend or distribution, reclassification, exchange, substitution, or reorganization.
Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Stock Conversion Price for the applicable series, (A) at any time upon

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(i) the affirmative election of the Requisite Holders by vote or written consent, voting together as a single class on an as-converted basis and (ii) the affirmative election of the Requisite Series D Holders, voting separately by vote or written consent, or (B) immediately prior to the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least 1.2 times the Series D Original Issue Price (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) and (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $50,000,000.
Liquidation—Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the original issue price plus all declared and unpaid dividends on the Series Preferred. If, upon any such liquidation event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference, then such assets shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After the payment of the full liquidation preference of the Series Preferred, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock. As of December 31, 2017, the holders of Series A Preferred are entitled to receive an amount equal to $0.886 per share, the holders of Series B Preferred are entitled to receive an amount equal to $0.93 per share, the holders of Series C Preferred are entitled to receive an amount equal to $1.55 per share and the holders of Series D Preferred are entitled to receive an amount equal to $2.35 per share.
5. STOCK-BASED COMPENSATION
During 2013, the Company adopted an equity compensation plan, the 2013 Equity Incentive Plan, or the Plan, for eligible employees, officers, directors, advisors, and consultants. The Plan provided for the grant of incentive and non-statutory stock options. In the year ending December 31, 2016, in conjunction with the closing of the Company’s Series C financing, the number of shares of common stock reserved for issuance under the Plan was increased to 2,912,058. In the year ending December 31, 2017, in conjunction with the closing of the Company’s Series D financing, the number of shares of common stock reserved for issuance under the Plan was increased to 4,532,661. The terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the Plan. Options granted by the Company vest over a period of one to four years and are exercisable after they have been granted for up to 10 years from the date of grant. Per the company’s equity incentive plan, the term of the option expires, upon the earliest of 1) termination of continuous service for cause 2) three months after the termination of continuous service for reasons other than cause, death or disability 3) twelve months after the termination of continuous service due to disability 4) eighteen months after the employee’s death if the employee died during the period of continuous service 5) expiration date in the grant notice or 6) the day before the tenth anniversary of the date of grant. The exercise price of the incentive stock options must equal at least the fair market value of the stock on the date of grant.
The Plan allows for early exercise where the option holders may exercise their options prior to vesting. Common stock that is issued upon the early exercise of options is subject to repurchase by the Company at the original exercise price at the option of the Company. As of December 31, 2016, and 2017, there were 8,793 and 366 shares of common stock that were subject to repurchase with an aggregate purchase price of approximately $8,400 and $350 at an individual repurchase price of $0.96 per share.

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The following table summarizes stock option activity under the Plan:

		Outstanding Options
	Shares Available to Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Balance at December 31, 2015	198,799	1,142,647	$0.78	9.3
Addition-Option pool	1,539,363	—
Granted	(1,203,787)	1,203,787	1.44
Exercised	—	(20,516)	0.82
Forfeited	66,907	(66,907)	0.77
Balance at December 31, 2016	601,282	2,259,011	1.13	9.2
Addition-Option pool	1,620,603	—
Granted	(1,354,235)	1,354,235	2.21
Exercised	—	(7,286)	0.76
Forfeited	17,297	(17,297)	0.87
Balance at December 31, 2017	884,947	3,588,663	1.54	8.5	$12,053
Vested and expected to vest at December 31, 2017		3,330,321	1.51	8.5	$11,266
All outstanding options can be early exercised.
As of December 31, 2016 and 2017, there was approximately $1.2 million and $2.7 million, respectively, for unrecognized stock-based compensation, which the Company expects to recognize over a weighted-average period of 3.1 and 2.8 years.
The aggregate intrinsic values of options outstanding, vested, and vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock as determined by the Company’s Board of Directors as of December 31, 2017. The total intrinsic value of options exercised during the year ended December 31, 2016 and 2017 was approximately $17,000 and $30,000.
Compensation cost for stock options granted to employees is based on the grant-date fair value estimated and is recognized over the vesting period of the applicable option on a straight-line basis. For the year ended December 31, 2016 and 2017, the weighted-average fair value of options granted was $1.11 and $1.67 per share. The total fair value of options that vested during the year ended December 31, 2016 and 2017 was approximately $191,000 and $729,000.
Stock-based compensation expense includes stock options granted to employees and nonemployees and has been reported in the Company’s statement of operations and comprehensive loss as follows:

	Year Ended December 31,
	2016	2017
Research and development	$185	$379
General and administrative	87	497
Total	$274	$878
As stock-based compensation expense recognized is based on options ultimately expected to vest, the expense has been reduced for estimated forfeitures. The fair value of each employee option grant

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

during the years ended December 31, 2016 and 2017 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	1.7% - 1.8%	1.7%
Expected volatility	76.3% - 78.4%	72.7% - 78.5%
Expected term (in years)	6.2 - 6.3	6.2 - 6.3
Expected dividends	0%	0%
Expected Term:    The expected term of the options represents the average period the stock options are expected to remain outstanding. As the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the expected term of options granted is derived from the average midpoint between the weighted average vesting and the contractual term, also known as the simplified method.
Expected Volatility:    Since the Company is private and does not have any trading history for its common stock, the expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies. The Company selected companies with comparable characteristics, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the Company's stock-based awards.
Risk-Free Interest Rate:    The risk-free interest rate is based on the yield of U.S. Treasury notes as of the grant date with terms commensurate with the expected term of the option.
Expected Dividends:    The expected dividends assumption is based on the Company’s expectation of not paying dividends in the foreseeable future.
The Company records the expense attributed to nonemployee services paid with share-based awards based on the estimated fair value of the awards determined using the Black-Scholes option pricing model. The measurement of stock-based compensation for nonemployees is subject to re-measurement as the options vest, and the expense is recognized over the period during which services are received.
The fair value of the stock options granted to non-employees was calculated using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	2.1% - 2.2%	1.7% - 2.2%
Expected volatility	80.1 - 80.4%	70.8% - 73.1%
Expected term (in years)	8.6 - 8.7	6.5 - 8.9
Expected dividends	0%	0%

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

6. INCOME TAXES
The Company did not record a provision or benefit for income taxes during the year ended December 31, 2016 and 2017. Significant components of the Company’s deferred tax assets at December 31, 2016 and 2017 are shown below. As of December 31, 2016 and 2017, a valuation allowance of $20.0 million and $ 28.1 million, respectively, has been established when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets
Net operating loss (“NOL”) carryforwards	$17,040	$24,939
Research and development credits	2,005	2,807
Capitalized assets	219	79
Accruals and reserves	678	149
Other-net	39	90
Gross deferred tax assets	19,981	28,064
Valuation allowance	(19,981)	(28,064)
Net deferred tax assets	$—	$—
The following is a reconciliation of income tax expense at the statutory federal income tax rate to income tax expense at the Company’s effective tax rate:

	Year Ended December 31,
	2016	2017
U.S. Federal (tax benefit) provision at statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	5.8	5.8
Stock-based compensation	(0.3)	(0.7)
Permanent adjustments	(3.4)	4.2
Change to valuation allowance	(39.3)	(19.6)
Tax cuts and Jobs Act Impact	—	(25.4)
Research and development credits	3.2	1.6
Other	—	—
Total provision for income taxes	—%	—%
As of December 31, 2016 and 2017, the Company has federal and state net operating loss carryforwards of approximately $42.7 million and $43.1 million, and $88.9 million and $89.6 million, respectively. The federal and state net operating loss carryforwards as of December 31, 2017, begin to expire in 2033, unless previously utilized.
The Company’s valuation allowance increased by $8.0 million for the year ended December 31, 2017. The change in the 2017 valuation allowance was primarily due to the addition of current year loss carryforwards and deferred tax remeasurement.
On December 22, 2017, the Tax Cuts and Jobs Act (P.L. 115-97) (Act) was signed into law. Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the Company

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

revalued its net deferred tax asset at December 31, 2017. The reduction in the value of our net deferred tax asset of approximately $ 10.5 million, was offset by a $10.5 million change in valuation allowance. Many of the Act’s provisions become effective in 2018, the Company does not expect that the Act will have a significant impact on the results of operations.
As of December 31, 2016 and 2017, the Company has federal and state research credits carryforwards of approximately $1.8 million and $1.1 million, and $2.5 million and $1.3 million, respectively. The federal research credit carryforwards will begin expiring in 2033, unless previously utilized. The state research credit carryforwards do not expire.
Utilization of the NOL and research credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, or the Code, as amended, as well as similar state and foreign provisions.
The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. If the Company has experienced an ownership change at any time since its formation, utilization of the NOL or research credit carryforwards would be subject to an annual limitation under Section 382 of the Code. Such limitation is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term and tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or research credit carryforwards before utilization. Further, until a study is completed, and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.
ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. As of December 31, 2016 and 2017, the Company had unrecognized tax benefits of $ 0.6 million and $ 0.8 million. The amount of unrecognized tax benefits is not expected to significantly change over the next twelve months. No amounts, outside of valuation allowance, would impact the effective tax rate on continuing operations. The beginning and ending unrecognized tax benefits amounts is as follows:

	December 31,
	2016	2017
Beginning balance	$390	$574
Additions for tax positions related to prior year	19	2
Decrease related to prior year tax provisions	(101)	(92)
Additions for tax positions related to current year	266	335
Gross unrecognized tax benefits at December 31	$574	$819
It is the Company’s policy to include penalties and interest expense related to income taxes as a component of income tax expense as necessary. Management determined that no accrual for interest and penalties was required as of December 31, 2017.
The Company’s tax jurisdictions are the United States and California. The Company’s tax years from 2013–2017 will remain open for examination by the federal and state authorities for three and four years

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

respectively, from the date of utilization of any net operating loss or tax credits. The Company is not currently subject to income tax examinations by any authority.
7. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations. The Company also has indemnification obligations to its officers and directors for specified events or occurrences, subject to some limits, while they are serving at the Company’s request in such capacities. There have been no claims to date and the Company has director and officer insurance that may enable the Company to recover a portion of any amounts paid for future potential claims. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2016 and 2017.
In July 2014, the Company entered into a five-year noncancelable operating lease that expires in June 2019, with an option for the Company to extend the lease for an additional three years. Under the terms of the lease the Company received a tenant improvement loan of $0.2 million and an allowance for leasehold improvements of approximately $549,160. The tenant improvement loan balances are $120,000 and $81,000 for the year ended December 31, 2016 and 2017. The total amount of the allowance has been recognized as a liability and is being amortized over the non-cancelable portion of the lease term as an offset to rent expense.
In August 2017, the Company entered into an amendment which extended the existing operating lease to June 2021 and added 13,258 square feet of additional lease space resulting in a total of 26,897 square feet being leased in the aggregate under the amended lease. The agreement included a tenant improvement allowance of $0.5 million comprised of $0.3 million in tenant improvement loan, in addition to a maximum incentive of $0.2 million. The $0.2 million of incentive has been recorded as a liability and is being amortized over the non-cancellable portion of the lease term as an offset to rent expense. Rent expense for the years ended December 31, 2016 and 2017, totaled $0.5 million and $0.7 million, respectively. Rent expense is recognized on a straight-line basis over the term of the lease.
As of December 31, 2017, future minimum payments under the noncancelable operating lease were as follows (in thousands):

Year Ended December 31:
2018	$1,128
2019	1,160
2020	1,192
2021	605
Total	$4,085
8. PREFERRED STOCK WARRANT LIABILITY
The Company entered into a Note and Warrant Purchase Agreement with Sibling Co-Investment LLC in 2013, the principal and interest of which was subsequently converted into the Company’s Series A Preferred stock in the same year. In accordance with the agreement a warrant to purchase 95,936 shares of Series A Preferred stock was established in conjunction with the Series A financing round and remains outstanding as of December 31, 2017. The warrant has a contractual life of 7 years and an exercise price of $0.886. The fair value of the warrant liability was determined using the Option Pricing Method. As of

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

December 31, 2016 and 2017, the various assumptions used in the option-pricing model were time to liquidity of 2.4/1.7 years, volatility of 54.0%/64.0%, risk-free rate of 1.3%/1.6% and equity value of $91.4 million and $237.9 million. It was recorded at its fair value at inception and is being remeasured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying statement of operations and comprehensive loss. As of December 31, 2016 and 2017, the fair value of the warrant is approximately $38,000 and $106,000 and is classified as a long-term liability on the balance sheet.
9. RELATED PARTY TRANSACTIONS
In April 2015, the Company entered into a Transition and Consulting agreement approved by the board of directors, with Melissa J. Miksch, spouse of Chief Executive Officer (CEO) and President, Gerrit Klaerner. The agreement was a transition agreement to retain Melissa J. Miksch, as a consultant upon her voluntary resignation from her position as the Company’s Vice President, Legal and Corporate Affairs effective April 30, 2015. Pursuant to this agreement the Company paid Ms. Miksch approximately $0.1 million and $0.1 million in 2016 and 2017. In addition, while she was an employee of the Company, Ms. Miksch was granted founders’ shares that were subject to repurchase at the Company’s option in the event Ms. Miksch ceased to be an employee. These repurchase rights were to lapse ratably over a period of four years as long as Ms. Miksch continued providing service to the Company as an employee or consultant. Per the terms of the Transition and Consulting agreement, Ms. Miksch retained these founders shares and the Company’s repurchase rights continued to lapse over the same duration as when the shares were initially issued. Subsequent to her transition from employee to consultant, the Company recorded as stock-based compensation the fair value for the shares as the repurchase rights lapsed. The Company’s repurchase rights on all shares held by Ms. Miksch has lapsed as of August 2017. Stock-based compensation recorded by the Company in 2017 in connection with these shares was $77,000.
The Company is a party to an amended and restated consultant services agreement, or the Veitinger CSA, dated March 31, 2014, with Klaus Veitinger Consulting LLC, an entity that is owned by Klaus Veitinger, M.D., Ph.D., a member of the Company’s board of directors. Pursuant to the Veitinger CSA, Klaus Veitinger Consulting LLC will assist the Company with corporate, commercial, reimbursement, medical and regulatory strategy in the area of polymer-based therapeutics for the treatment and/or prevention of metabolic acidosis. As compensation for these services, the Company is obligated to pay Klaus Veitinger Consulting LLC a fee of $6,666.67 per month for up to and including four days of work per month and an additional amount of $2,500 per day for any additional days of work beyond four days in a given month. Pursuant to an amendment to the Veitinger CSA which the Company entered into on November 15, 2016, the Company has agreed to certain indemnification obligations in favor of Klaus Veitinger Consulting LLC. During the years ending December 31, 2016 and 2017, the Company recorded consulting expense under the Veitinger CSA of $80,000 and $80,000.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

10. NET LOSS AND UNAUDITED PRO FORMA NET LOSS PER SHARE
The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2016	2017
	(in thousands, except share and per share amounts)
Numerator:
Net loss	$(28,651)	$(41,290)
Denominator:
Weighted average common shares outstanding	2,255,897	2,267,732
Less: weighted average shares subject to repurchase	(429,857)	(130,042)
Weighted average number of shares used in basic and diluted net loss per share	1,826,040	2,137,690
Net loss per share, basic and diluted	$(15.69)	$(19.32)
Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	December 31,
	2016	2017
Series A convertible preferred stock	2,839,886	2,839,886
Series B convertible preferred stock	8,172,579	8,172,579
Series C convertible preferred stock	4,907,597	8,996,586
Series D convertible preferred stock	—	6,154,166
Warrants to purchase preferred stock	24,104	24,104
Common stock subject to repurchase	8,793	366
Options issued and outstanding	2,259,011	3,588,663
Total	18,211,970	29,776,350

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share:

Year Ended December 31,
2017
(in thousands, except share and per share amounts)
Net loss	$(41,290)
Pro forma adjustment to reflect change in fair value of convertible preferred stock warrant liability	68
Pro forma net loss attributable to common stockholders	$(41,222)
Weighted-average shares of common stock outstanding used in computing net loss per share, basic and diluted	2,137,690
Pro forma adjustment to reflect assumed weighted-average effect of conversion of preferred stock allocable to common stockholders, basic and diluted	19,659,281
Common stock issuable upon conversion of convertible preferred stock issuable upon the exercise of warrants to purchase preferred stock	24,104
21,821,075
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.89)
11. SUBSEQUENT EVENTS
Management has evaluated subsequent events through February 28, 2018, the date the financial statements were issued. The following subsequent events were noted:
The Company closed a $100.0 million loan and security agreement with Hercules Capital on February 28, 2018. The loan and security agreement has tranched availability based on certain milestones. At close, the Company drew down the first tranche for cash proceeds of $24.3 million, net of transaction costs of $0.7 million.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRICIDA, INC.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRICIDA, INC.
CONDENSED BALANCE SHEETS
(Unaudited)
(In thousands, except share and per share amounts)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$155,218	$9,774
Short-term investments	105,313	57,740
Prepaid expenses and other current assets	2,088	1,910
Total current assets	262,619	69,424
Property and equipment, net	1,324	1,150
Total assets	$263,943	$70,574
Liabilities, convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$6,229	$3,861
Accrued expenses and other current liabilities	14,489	7,361
Total current liabilities	20,718	11,222
Term loan	23,714	—
Other long-term liabilities	440	323
Total liabilities	44,872	11,545
Commitments and contingencies (Note 8)
Series A convertible preferred stock, $0.001 par value; zero shares authorized, issued and outstanding as of September 30, 2018; 11,398,694 shares authorized and 11,302,758 shares issued and outstanding as of December 31, 2017, aggregate liquidation preference of $10,014 as of December 31, 2017	—	9,800
Series B convertible preferred stock, $0.001 par value; zero shares authorized, issued and outstanding as of September 30, 2018; 32,526,878 shares authorized, issued and outstanding as of December 31, 2017, aggregate liquidation preference of $30,250 as of December 31, 2017	—	29,618
Series C convertible preferred stock, $0.001 par value; zero shares authorized, issued and outstanding as of September 30, 2018; 35,806,451 shares authorized, issued and outstanding as of December 31, 2017, aggregate liquidation preference of $55,500 as of December 31, 2017	—	50,347
Series D convertible preferred stock, $0.001 par value; zero shares authorized, issued and outstanding as of September 30, 2018; 24,500,000 shares authorized as of December 31, 2017 and 24,493,615 shares issued and outstanding as of December 31, 2017, aggregate liquidation preference of $57,560 as of December 31, 2017	—	57,305
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 40,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 400,000,000 and 134,000,000 shares authorized as of September 30, 2018 and December 31, 2017; 42,100,323 and 2,272,609 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	42	2
Additional paid-in capital	383,419	1,356
Accumulated other comprehensive loss	(40)	(13)
Accumulated deficit	(164,350)	(89,386)
Total stockholders’ equity (deficit)	219,071	(88,041)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$263,943	$70,574
See accompanying notes to condensed financial statements (unaudited).

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRICIDA, INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(In thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Operating expenses:
Research and development	$25,230	$7,725	$62,897	$18,136
General and administrative	4,178	3,149	11,888	8,329
Total operating expenses	29,408	10,874	74,785	26,465
Loss from operations	(29,408)	(10,874)	(74,785)	(26,465)
Change in fair value—preferred stock tranche obligation	—	—	—	5,649
Other income (expense), net	1,247	71	1,987	82
Interest expense	(937)	(2)	(2,166)	(6)
Net loss	(29,098)	(10,805)	(74,964)	(20,740)
Other comprehensive loss:
Net unrealized gain (loss) on available-for-sale securities, net of tax	(14)	8	(27)	(2)
Comprehensive loss	$(29,112)	$(10,797)	$(74,991)	$(20,742)
Net loss per share, basic and diluted	$(0.71)	$(4.81)	$(4.86)	$(9.67)
Weighted-average number of shares outstanding, basic and diluted	41,261,703	2,244,913	15,415,194	2,144,190
See accompanying notes to condensed financial statements (unaudited).

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRICIDA, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine months ended September 30,
	2018	2017
Operating activities:
Net loss	$(74,964)	$(20,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	455	239
Amortization of term loan discount and issuance costs	902	—
Net amortization of premiums and discounts on short-term investments	(392)	(15)
Stock-based compensation	3,029	596
Changes in fair value of warrants and compound derivative liabilities	(238)	13
Changes in fair value of preferred stock tranche obligation	—	(5,649)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(184)	(383)
Accounts payable	2,251	1,457
Accrued expenses and other liabilities	7,166	(64)
Net cash used in operating activities	(61,975)	(24,546)
Investing activities:
Purchase of investments	(103,012)	(32,706)
Maturities of investments	55,804	31,335
Purchase of property and equipment	(712)	(524)
Net cash used in investing activities	(47,920)	(1,895)
Financing activities:
Proceeds from initial public offering, net	237,750	—
Payments of offering costs	(6,564)	—
Proceeds from exercise of common stock options	251	12
Proceeds from issuance of convertible preferred stock, net	85	25,160
Proceeds from leasehold improvement loan	276	—
Repayment of leasehold improvement loan	(81)	(33)
Proceeds from issuance of term loan, net	23,622	—
Net cash provided by financing activities	255,339	25,139
Net increase (decrease) in cash and cash equivalents	145,444	(1,302)
Cash and cash equivalents at beginning of period	9,774	5,682
Cash and cash equivalents at end of period	$155,218	$4,380
Supplemental disclosures
Cash paid for interest	$1,073	$—
Supplemental disclosures of non-cash financing activities
Compound derivative and warrant related to the term loan	$810	$—
Purchase of property and equipment included in accrued expenses and accounts payable	$116	$—
Series C fair value of preferred stock obligation upon closing	$—	$2,278
See accompanying notes to condensed financial statements (unaudited).

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRICIDA, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization—Tricida, Inc., or the Company, was incorporated in the state of Delaware on May 22, 2013 and was granted its certification of qualification in the state of California on August 5, 2013 (inception). The Company is engaged in the development of TRC101, a non-absorbed, orally-dosed polymer designed as a potential treatment for metabolic acidosis in patients with chronic kidney disease (CKD).
As of September 30, 2018, the Company has devoted substantially all of its efforts to the formation and financing of the Company, as well as product development, and has not realized revenues from its planned principal operations. The Company has no manufacturing facilities and all manufacturing related activities are contracted out to third-party service providers.
On July 2, 2018, the Company completed its initial public offering (IPO) and issued 13,455,000 shares of common stock, which included the allotment-option of 1,755,000 shares exercised by the underwriters in the IPO, at an offering price of $19.00 per share. In aggregate, the Company received net proceeds of approximately $237.7 million, after deducting underwriting discounts and commissions of $17.9 million. Upon the closing of the IPO, all shares of preferred stock outstanding were automatically converted into 26,187,321 shares of common stock.
On July 2, 2018, the Company’s amended and restated certificate of incorporation became effective, authorizing 400,000,000 shares of common stock and 40,000,000 shares of undesignated preferred stock.
Basis of Presentation—The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.
Unaudited Interim Financial Statements—The condensed balance sheet as of September 30, 2018, the condensed statements of operations and comprehensive loss for the three and nine months ended September 30, 2018 and 2017 and the condensed statements of cash flows for the nine months ended September 30, 2018 and 2017 are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2018, its results of operations for the three and nine months ended September 30, 2018 and 2017 and the condensed statements of cash flows for the nine months ended September 30, 2018 and 2017. The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018 or for any other future annual or interim period. The condensed balance sheet as of December 31, 2017 included herein was derived from the audited financial statements as of that date.
Reverse Stock Split—On June 14, 2018 the Company’s board of directors approved a 1-for-3.98 reverse split of shares of the Company's common stock. The par values and the authorized shares of the common stock and convertible preferred stock were not adjusted as a result of the reverse stock split, nor were the outstanding shares of convertible preferred stock. All issued and outstanding common stock and related per share amounts contained in the condensed financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on June 15, 2018.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents—All highly liquid investments with maturities at the date of purchase of three months or less are classified as cash equivalents.
Short-term Investments—All highly liquid investments with maturities at the date of purchase of greater than three months are classified as short-term investments. Management has classified the Company’s short-term investments as available-for-sale securities in the accompanying condensed financial statements. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. Realized gains and losses on the sale of all such securities are reported in other income (expense), net and are computed using the specific identification method. For the three and nine months ended September 30, 2018 and 2017, there were no realized gains or losses on these securities. The Company’s investments are in commercial paper, asset-backed securities and corporate debt securities. Pursuant to the Company’s investment policy, all purchased securities have a minimum short-term rating of A1 (Moody’s) or P1 (Standard & Poor’s) or equivalent. If there is no short-term rating, a purchased security is required to have a long-term rating no lower than A3/A- or equivalent.
Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk, consist primarily of cash, cash equivalents and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management believes that these financial institutions are financially sound, and, accordingly, minimal credit risk exists with respect to those financial institutions. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents and short-term investments and issuers of marketable securities to the extent recorded in the balance sheet.
Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the respective assets, which is three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful economic lives of the related assets.
Deferred Offering Costs—The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs were recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the equity financing.
Impairment of Long-Lived Assets—Long-lived assets consist of property and equipment. The Company assesses potential impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. The Company has not recognized any impairment losses in the nine months ended September 30, 2018 and 2017.
Clinical and Manufacturing Accruals—The Company records accruals for estimated costs of research, nonclinical and clinical studies and manufacturing development, which are a significant component of research and development expenses. A substantial portion of the Company’s ongoing research and development activities is conducted by third-party service providers, including clinical

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research organizations (CROs) and contract manufacturing organizations (CMOs). The Company’s contracts with CROs generally include pass-through fees such as regulatory expenses, investigator fees, travel costs and other miscellaneous costs, including shipping and printing fees. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company accrues the costs incurred under agreements with these third parties based on estimates of actual work completed in accordance with the respective agreements. The Company determines the estimated costs through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fees to be paid for such services.
The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. As actual costs become known, the Company adjusts its accruals. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in the Company reporting amounts that are too high or too low in any particular period. The Company’s accrual is dependent, in part, upon the receipt of timely and accurate reporting from information provided as part of its clinical and nonclinical studies and other third-party vendors. Through September 30, 2018, there have been no material differences from the Company’s accrued estimated expenses to the actual clinical trial and manufacturing expenses. However, variations in the assumptions used to estimate accruals, including, but not limited to the number of patients enrolled, the rate of patient enrollment, the actual services performed, and the amount of manufactured drug substance and/or drug product, and related costs may vary from the Company’s estimates, resulting in adjustments to research and development expense in future periods. Changes in these estimates that result in material changes to the Company’s accruals could materially affect its financial position and results of operations.
Convertible Preferred Stock—The Company recorded all shares of convertible preferred stock at their respective fair values, net of issuance costs, on the dates of issuance. In the event of a change of control of the Company, proceeds would have been distributed in accordance with the liquidation preferences set forth in its Amended and Restated Certificate of Incorporation unless the holders of convertible preferred stock had converted their convertible preferred shares into common shares. Therefore, convertible preferred stock was classified outside of stockholders’ equity (deficit) on the accompanying balance sheets as events triggering the liquidation preferences were not solely within the Company’s control. The Company elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur. Upon the closing of the IPO on July 2, 2018, the 104,225,638 shares of convertible preferred stock outstanding were automatically converted into 26,187,321 shares of common stock.
Warrant Liability—The Company issued freestanding warrants to purchase shares of its Series A convertible preferred stock. Freestanding warrants for shares of the Company’s convertible preferred stock were classified outside of permanent equity, and other similar instruments related to shares were classified as liabilities, were recorded at fair value, and were subject to remeasurement at each balance sheet date until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering. Upon exercise, the warrant liability was reclassified to additional paid-in capital, with any change in fair value recognized as a component of other income (expense), net. See Note 6 to these condensed financial statements for additional details.
Preferred Stock Tranche Obligation—The Company entered into convertible preferred stock financings where, in addition to the initial closing, investors agreed to buy, and the Company agreed to sell, additional shares of that convertible preferred stock at a set price in the event that certain agreed milestones are achieved (a tranched financing). The Company evaluated this tranche obligation and determined that it met the definition of a freestanding instrument, and accordingly, determined the fair value of this obligation and recorded it on the balance sheet with the residual of the proceeds raised being

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allocated to convertible preferred stock. The preferred stock tranche obligation was revalued each reporting period with changes in the fair value of the obligation recorded as a component of other income (expense), net in the statements of operations and comprehensive loss. The preferred stock tranche obligation was revalued at settlement and the resultant fair value was then reclassified to convertible preferred stock at that time.
Research and Development Expense—Research and development expense is charged to the statements of operations and comprehensive loss in the period in which they are incurred. Research and development expense consists primarily of:

•	salaries and related costs, including stock-based compensation expense, for personnel and consultants in our research and development functions;

•	fees paid to clinical consultants, clinical trial sites and vendors, including CROs;

•	costs related to pre-commercialization manufacturing activities including payments to CMOs and other vendors and consultants;

•	costs related to regulatory activities;

•	expenses related to lab supplies and services; and

•	depreciation and other allocated facility-related and overhead expenses
Stock-Based Compensation—The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees and directors based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of share-based awards to employees and directors using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return, and the estimated fair value of the underlying common stock on the date of grant. Stock-based compensation expense is recorded net of estimated forfeitures of unvested awards.
The Company records the expense attributed to nonemployee services paid with share-based awards based on the estimated fair value of the awards determined using the Black-Scholes option pricing model. The measurement of stock-based compensation for nonemployees was previously subject to remeasurement as the options vested. As of July 1, 2018, the Company adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which no longer subjects nonemployee awards to remeasurement. The expense is recognized over the period during which services are received.
Income Taxes—The Company accounts for income taxes using the liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance when it is more likely than not that some portion or all of its deferred tax assets will not be realized.
The Company accounts for income tax contingencies using a benefit recognition model. If it considers that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, it recognizes the benefit. The Company measures the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a

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component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Comprehensive Loss—Comprehensive loss includes net loss and certain changes in stockholders’ equity (deficit) that are excluded from net loss, primarily unrealized losses on the Company’s available-for-sale securities.
Segment Reporting—The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s assets are maintained in the United States.
Net Loss per Share—Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss for each period presented.
Recent Accounting Pronouncements
Adopted Standards
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (ASC Topic 718): Scope of Modification Accounting. This ASU specifies the modification accounting applicable to any entity which changes the terms or conditions of a share-based payment award. The Company elected to prospectively adopt this ASU as of the beginning of the first quarter of 2018. The adoption of this ASU did not have a material impact on the Company's condensed financial statements.
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share; Distinguishing Liabilities from Equity; Derivatives and Hedging, (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The guidance in ASU No. 2017-11 allows for the exclusion of a down round feature, when evaluating whether or not an instrument or embedded feature requires derivative classification. The Company early adopted this guidance beginning January 1, 2018. The adoption of this standard had no material impact on the Company’s condensed financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which amends ASC Topic 718, “Compensation—Stock Compensation”. The ASU simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company early adopted this guidance effective July 1, 2018. Upon adoption of this standard, share-based awards issued to nonemployees are measured at the grant date and not subject to remeasurement. The Company has elected to continue to use the contractual term as the estimated expected term. The adoption of ASU No. 2018-07 did not have a material impact on the Company's condensed financial statements and is expected to reduce the volatility in stock-based compensation expense for nonemployees recognized from period to period.
Standards Not Yet Effective
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which for operating leases requires the lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The guidance requires a lessee to recognize single lease costs, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The new standard also requires expanded disclosures regarding leasing arrangements. The Company leases certain facilities for some of its operations, which represents a majority of its operating leases it has entered into as a lessee. The Company expects the implementation of ASC 842 to

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have an impact on its financial statements and related disclosures as it had aggregate future minimum lease payments of approximately $3.0 million as of September 30, 2018. The new standard becomes effective for the Company beginning January 1, 2019, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides an alternative modified retrospective transition method. Under this method, the cumulative-effect adjustment to the opening balance of retained earnings is recognized on the date of adoption and it allows entities not to apply the new leases standard, including its disclosure requirements, in the comparative periods presented in their financial statements in the year of adoption. The Company intends to elect this transition method at the adoption date of January 1, 2019, and as a result, will record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. The Company also plans to elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that existed prior to the adoption of the new guidance. The Company is continuing to evaluate the effect that this guidance will have on its financial statements and related disclosures.
In September 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC Topic 820, “Fair Value Measurement”. The FASB issued final guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Under the ASU, entities will no longer be required to disclose the amount of transfers between Level 1 and Level 2 of the fair value hierarchy. Public companies will be required to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU No. 2018-13 is effective for public business entities for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2019. Early adoption will be permitted in any interim or annual period. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its financial statements.
2. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the Company’s financial assets and liabilities are determined in accordance with the fair value hierarchy established in FASB, ASC, Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy of ASC Topic 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
Level 1—Observable inputs, such as quoted prices in active markets;
Level 2—Inputs, other than the quoted prices in active markets, which are observable either directly or indirectly such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life; and
Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The Company’s financial assets and liabilities include cash equivalents, short-term investments, a warrant liability (prior to April 2018) and a preferred stock tranche obligation (prior to April 2017). Cash equivalents in the form of money market funds are stated at cost, which approximates their fair values.
The Company issued a freestanding preferred stock tranche obligation in connection with the initial closing of the Series C financing in July 2016. The investors in the Series C financing committed to the

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purchase of 16,274,192 shares of Series C convertible preferred stock at $1.55 per share upon achievement of a specified milestone. This milestone was met and the Series C investors purchased the shares in April 2017.
On April 25, 2017, the tranche obligation was settled, and the obligation was valued at intrinsic value, using the fair value of the Series C convertible preferred stock from the Black-Scholes option pricing model. The various assumptions used to determine the fair value of the Series C convertible preferred stock in the Black-Scholes option pricing model were time to liquidity of 2.4 years, volatility of 54.0%, risk-free interest rate of 1.4% and equity value of $118.5 million. Since the per share value was lower than the contractual purchase price, the fair value of the tranche obligation was determined to be an asset and recorded at $2.3 million at settlement on April 25, 2017.
The Company issued detachable common stock and preferred stock warrants that were recorded as liabilities and adjusted to fair value on a recurring basis. The fair values of the common stock and preferred stock warrant liabilities were determined using an option-pricing model, which utilizes a series of unobservable inputs, and accordingly, the liabilities were classified as Level 3 measurements. On April 10, 2018, the Company entered into amendments with Hercules Capital Inc., or Hercules, to modify the outstanding common stock warrants. The Company re-evaluated the classification of the modified warrants and determined that the outstanding common stock warrants are considered to be indexed to the Company’s own stock and therefore reclassified the common stock warrants as equity under ASC 480. The fair value of the common stock warrants of $194,000 upon execution of the amendment is no longer subject to remeasurement. On June 16, 2018, Sibling Co-Investment LLC provided the Notice of Exercise for the preferred stock warrant they held to purchase 95,936 shares of Series A convertible preferred stock for cash of $85,000. Upon exercise, the Company reclassified the fair value of the warrants from warrant liability to Series A convertible preferred stock.
In connection with the Loan and Security Agreement, or the Term Loan, entered into with Hercules on February 28, 2018, the Company recorded compound derivatives that were recorded as liabilities and adjusted to fair value on a recurring basis. See Note 4 "Term Loan" to these condensed financial statements for additional details.

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The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	As of September 30, 2018
	Level 1	Level 2	Level 3	Fair Value
Financial assets:
Cash equivalents
Money market fund	$132,113	$—	$—	$132,113
Government bonds	2,250	—	—	2,250
Commercial paper	—	18,458	—	18,458
Total cash equivalents	134,363	18,458	—	152,821
Short-term investments
Commercial paper	—	46,272	—	46,272
Corporate debt securities	—	48,097	—	48,097
Asset-backed securities	—	10,944	—	10,944
Total short-term investments	—	105,313	—	105,313
Total assets measured at fair value	$134,363	$123,771	$—	$258,134
Financial liabilities:
Long-term liabilities
Compound derivative liability	$—	$—	$111	$111
Total liabilities measured at fair value	$—	$—	$111	$111

	As of December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Financial assets:
Cash equivalents
Money market fund	$6,758	$—	$—	$6,758
Corporate debt securities	—	2,930	—	2,930
Total cash equivalents	6,758	2,930	—	9,688
Short-term investments
Commercial paper	—	25,773	—	25,773
Corporate debt securities	—	17,613	—	17,613
Asset-backed securities	—	14,354	—	14,354
Total short-term investments	—	57,740	—	57,740
Total assets measured at fair value	$6,758	$60,670	$—	$67,428

Financial liabilities:
Long-term liabilities
Warrant liability	$—	$—	$106	$106
Total liabilities measured at fair value	$—	$—	$106	$106

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The following tables are a reconciliation of all liabilities measured at fair value using Level 3 unobservable inputs (in thousands):

	Compound Derivative	Warrant Liability
Fair value at January 1, 2018	$—	$106
Addition	654	156
Change in fair value	(543)	305
Reclassification to equity	—	(194)
Issuance of convertible preferred stock on exercise of warrant	—	(373)
Fair value at September 30, 2018	$111	$—
Where quoted prices are available in an active market, securities are classified as Level 1. The Company classifies money market funds as Level 1. When quoted market prices are not available for the specific security, then the Company estimates fair value by using quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs obtained from various third-party data providers, including but not limited to benchmark yields, reported trades and broker/dealer quotes. Where applicable the market approach utilizes prices and information from market transactions for similar or identical assets. The Company classifies corporate debt securities, commercial paper and asset-backed securities as Level 2. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the compound derivative liability.
There were no transfers of assets or liabilities between the fair value measurement levels during the nine months ended September 30, 2018 and year ended December 31, 2017.
The carrying values of the Company’s financial instruments, such as accounts payable and accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these items.
All short-term investments were considered available-for-sale at September 30, 2018 and December 31, 2017. The amortized cost, unrealized holding gains or losses, and fair value of the Company’s short-term investments by major security type at September 30, 2018 and December 31, 2017 are summarized in the table below (in thousands):

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value at September 30, 2018
Commercial paper	$46,288	$1	$(17)	$46,272
Corporate debt securities	48,119	—	(22)	48,097
Asset-backed securities	10,946	—	(2)	10,944
Total	$105,353	$1	$(41)	$105,313

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	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value at December 31, 2017
Commercial paper	$25,780	$—	$(7)	$25,773
Corporate debt securities	17,615	3	(5)	17,613
Asset-backed securities	14,358	—	(4)	14,354
Total	$57,753	$3	$(16)	$57,740
All short-term investments as of September 30, 2018 have contractual maturities of one year or less.
As of September 30, 2018, unrealized losses on available-for-sale investments are not attributable to credit risk and are considered to be temporary. The Company believes that it is more-likely-than-not that investments in an unrealized loss position will be held until maturity or the recovery of the cost basis of the investment. To date, the Company has not recorded any impairment charges on available-for-sale investments related to other-than-temporary declines in market value. All available-for-sale investments with unrealized losses as of September 30, 2018 have been in a loss position for less than twelve months or the loss is not material.
The estimated fair value of the Term Loan was $23.6 million as of September 30, 2018, which approximates the carrying value and is classified as Level 3. The Company utilized a market yield analysis and income approach to estimate a range of value for the Term Loan. The discount rate ranged between 13.0% to 14.0%.
3. BALANCE SHEET COMPONENTS
Property and Equipment, Net

	September 30, 2018	December 31, 2017
(In thousands)
Furniture and fixtures	$214	$193
Computer and lab equipment	1,813	1,382
Leasehold improvements	1,055	878
	3,082	2,453
Less: accumulated depreciation and amortization	(1,758)	(1,303)
Total property and equipment, net	$1,324	$1,150
Depreciation and amortization expense was approximately $0.2 million and $0.1 million for the three months ended September 30, 2018 and 2017, respectively, and $0.5 million and $0.2 million for the nine months ended September 30, 2018 and 2017, respectively.

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Accrued Expenses and Other Current Liabilities

	September 30, 2018	December 31, 2017
(In thousands)
Accrued clinical and nonclinical study costs	$2,927	$2,235
Accrued contract manufacturing	8,928	4,157
Accrued compensation	1,078	—
Accrued professional fees and other	1,556	969
Total accrued expenses and other current liabilities	$14,489	$7,361
4. TERM LOAN
Term Loan
On February 28, 2018, the Company entered into the Term Loan with Hercules. The Term Loan provides for a loan in an aggregate principal amount of up to $100.0 million to be funded in five tranches subject to certain performance‑based milestones. The first tranche, in the amount of $25.0 million, was funded on the closing date of the Term Loan.
On October 15, 2018, the Company and Hercules entered into the second amendment to the Term Loan, which amended certain terms of the Term Loan. After giving effect to the second amendment, the Loan Agreement continues to provide for a loan in an aggregate principal amount of up to $100.0 million to be funded in five tranches subject to certain performance‑based milestones. The second tranche was reduced from $25.0 million to $15.0 million and can be drawn down on or before December 31, 2018, as the Company achieved positive clinical data from the pivotal Phase 3 clinical trial, TRCA-301. The third tranche was increased from $15.0 million to $35.0 million and will be available on or before December 31, 2019, on condition that the Company submits a New Drug Application, or NDA, to the U. S. Food and Drug Administration, or FDA, which the FDA accepts for review, on or before December 31, 2019. The fourth tranche of $10.0 million was not modified and will be available on or before December 15, 2020, provided that the Company obtains product approval from the FDA for the NDA for TRC101 on or before December 15, 2020. The fifth tranche was reduced from $25.0 million to $15.0 million and will be available on or before December 31, 2020, upon request by the Company and the approval of Hercules's investment committee. The Company is currently evaluating the accounting for the second amendment to the Term Loan.
The Term Loan bears interest at a floating per annum interest rate equal to the greater of either (i) 8.35% or (ii) the lesser of (x) 8.35% plus the prime rate as reported in The Wall Street Journal minus 5.00% and (y) 9.85%.
The Term Loan repayment schedule provides for interest only payments for the first 16 months, followed by consecutive equal monthly payments of principal and interest commencing on July 1, 2019 and continuing through the maturity date of March 1, 2022. The Term Loan also provides for a $650,000 facility fee that was paid at closing and an additional payment equal to 6.55% multiplied by the greater of (i) the aggregate term loans funded and (ii)(a) the aggregate term loans funded plus (b) one half of (x) $60.0 million minus (y) the aggregate term loans funded, which is due when the Term Loan becomes due or upon prepayment of the facility. If the Company elects to prepay the Term Loan, there is also a prepayment fee of between 1% and 2% of the principal amount being prepaid depending on the timing and circumstances of prepayment.
The Term Loan is secured by substantially all of the Company’s assets, except the Company’s intellectual property, which is the subject of a negative pledge.

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Warrants
In conjunction with the Term Loan entered into on February 28, 2018, the Company issued warrants to purchase 53,458 shares of common stock with an exercise price of $9.35 per share. The estimated fair value of the warrants at the date of issuance was approximately $156,000. The fair value of the common stock warrant liability was determined using the probability‑weighted expected return method. It was recorded at its fair value at inception and was remeasured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense), net in the accompanying condensed statements of operations and comprehensive loss.
On April 10, 2018, the Company entered into amendments with Hercules that resulted in the reclassification of the warrant liability to stockholders' equity (deficit) as the amended terms of the warrants qualified for them to be accounted for as equity instruments and as such are no longer subject to remeasurement. As of April 10, 2018, the various assumptions used in the option-pricing model were time to liquidity of 0.25 to 1.7 years, volatility of 72%, risk-free rate of 2.4% and equity value of $306 million to $420 million. The fair value of the common stock warrants of approximately $194,000 was reclassified to stockholders' equity (deficit) upon execution of the amendment.
The second amendment also modified the warrant in connection with each tranche, or the Warrant Coverage. The Warrant Coverage with respect to the second tranche is $500,000, the third tranche is $500,000, the fourth tranche is $200,000 and the fifth tranche is $300,000. In connection with any subsequent draw down under tranches two through five, the Company is obligated to issue additional common stock warrants for a number of shares equal to the quotient derived by dividing (a) the Warrant Coverage for each specific tranche and (b) $9.35.
Embedded Derivatives and Other Debt Issuance Costs
The Company determined that certain loan features were embedded derivatives requiring bifurcation and separate accounting. Those embedded derivatives were bundled together as a single, compound embedded derivative and then bifurcated and accounted for separately from the host contract. The Company initially recorded a compound derivative liability of $654,000, which is required to be marked to market in future periods.
As of September 30, 2018, the Company calculated the fair values of the compound derivative by computing the difference between the fair value of the Term Loan with the compound derivative using the “with and without” method under the income approach, and the fair value of the Term Loan without the compound derivative. The Company calculated the fair values using a probability‑weighted discounted cash flow analysis. The key valuation assumptions used consist of the discount rate of 13.5% and the probability of the occurrence of certain events of 10%. The compound derivative liability is being remeasured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense), net in the condensed statements of operations and comprehensive loss. The fair value of the compound derivative liability was approximately $110,667 and was classified as other long-term liabilities on the condensed balance sheet.
The facility fee, fair value of warrants at issuance, fair value of embedded derivatives which were bifurcated, and other debt issuance costs have been treated as debt discounts on the Company’s condensed balance sheet and together with the additional payment are being amortized to interest expense throughout the life of the Term Loan using the effective interest rate method.
As of September 30, 2018, there were unamortized issuance costs and debt discounts of $1.8 million, which were recorded as a direct deduction from the Term Loan on the condensed balance sheet.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Future payments of principal and interest (in thousands) as of September 30, 2018 are as follows:

Years ending December 31:
2018 (remaining three months)	$528
2019	6,158
2020	10,206
2021	10,206
2022	5,393
32,491
Less: amount representing interest	(7,491)
Present value of notes payable	25,000
Less: current portion	—
Long-term portion of notes payable	$25,000
5. CAPITAL STRUCTURE
Common Stock—Common stock reserved for future issuance, on an as if converted basis, consisted of the following:

	September 30, 2018	December 31, 2017
Convertible preferred stock, issued and outstanding	—	26,163,217
Stock options issued and outstanding	4,580,888	3,588,663
Stock options authorized for future issuance	3,805,895	884,947
Total	8,386,783	30,636,827
Convertible Preferred Stock—On July 2, 2018, the Company completed its IPO and issued 13,455,000 shares of common stock for net proceeds of approximately $237.7 million. Upon the closing of the IPO, 104,225,638 shares of convertible preferred stock outstanding were automatically converted on 1:3.98 basis into 26,187,321 shares of common stock.
As of December 31, 2017, convertible preferred stock consisted of the following (in thousands, except share amounts):

		December 31, 2017
	Authorized Shares	Shares Issued and Outstanding	Net Proceeds	Aggregate Liquidation Preference
Shares designated as:
Series A convertible preferred stock	11,398,694	11,302,758	$9,800	$10,014
Series B convertible preferred stock	32,526,878	32,526,878	29,618	30,250
Series C convertible preferred stock	35,806,451	35,806,451	50,347	55,500
Series D convertible preferred stock	24,500,000	24,493,615	57,305	57,560
Total	104,232,023	104,129,702	$147,070	$153,324

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

6. PREFERRED STOCK WARRANT LIABILITY
The Company entered into a Note and Warrant Purchase Agreement with Sibling Co—Investment LLC, or Sibling, in 2013, the principal and interest of which was subsequently converted into the Company’s Series A convertible preferred stock in the same year. In accordance with the agreement a warrant to purchase 95,936 shares of Series A convertible preferred stock was established in conjunction with the Series A financing round. The warrant had a contractual life of 7 years and an exercise price of $0.886. The fair value of the warrant liability was determined using a Black-Scholes option pricing model and was recorded at its fair value at inception and remeasured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense), net in the accompanying statement of operations and comprehensive loss.
On June 16, 2018, Sibling provided the Notice of Exercise and purchased 95,936 shares of Series A convertible preferred stock. The fair value adjustment recognized upon exercise was determined using the intrinsic value which was calculated as the IPO price of $19.00 less the warrant exercise price, with the change in fair value being recognized as a component of other income (expense), net in the accompanying statements of operations and comprehensive loss. The resultant fair value was reclassified to Series A convertible preferred stock at this time. As of December 31, 2017, the fair value of the warrant was approximately $106,000 and was classified as a long-term liability on the condensed balance sheet.
7. NET LOSS PER SHARE
The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(In thousands, except share and per share amounts)
Numerator:
Net loss	$(29,098)	$(10,805)	$(74,964)	$(20,740)
Denominator:
Weighted average common shares outstanding	41,295,394	2,267,625	15,436,198	2,266,102
Less: weighted average shares subject to repurchase	(33,691)	(22,712)	(21,004)	(121,912)
Weighted average number of shares used in basic and diluted net loss per share	41,261,703	2,244,913	15,415,194	2,144,190
Net loss per share, basic and diluted	$(0.71)	$(4.81)	$(4.86)	$(9.67)

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows, on an as converted basis:

	September 30,
	2018	2017
Series A convertible preferred stock	—	2,839,886
Series B convertible preferred stock	—	8,172,579
Series C convertible preferred stock	—	8,996,586
Series D convertible preferred stock	—	—
Warrants to purchase preferred or common stock	53,458	24,104
Common stock subject to repurchase	28,793	4,830
Options issued and outstanding	4,580,888	3,437,915
Total	4,663,139	23,475,900
8. COMMITMENTS AND CONTINGENCIES
Operating lease obligations: In July 2014, the Company entered into a five-year noncancelable operating lease that expires in June 2019, with an option for the Company to extend the lease for an additional three years. In August 2017, the Company entered into an amendment which extended the existing operating lease to June 2021 and added 13,258 square feet of additional lease space resulting in a total of 26,897 square feet being leased in the aggregate under the amended lease. The total remaining minimum lease payments of $3.0 million payable over the lease term do not include any related common area maintenance charges or real estate taxes. In addition, associated with the operating lease, the Company has a tenant improvement loan with remaining payments totaling approximately $0.3 million, which is to be amortized at 8% interest over the life of the lease.
Purchase obligations: On May 8, 2018, the Company and Patheon Austria GmbH & Co KG, or Patheon, entered into a master development/validation services and clinical/launch supply agreement, or MDS, pursuant to which Patheon will manufacture and supply the Company drug substances. Statements of work under the MDS commit the Company to certain purchase obligations of approximately $50.9 million, of which $2.2 million was paid through September 30, 2018 and $48.7 million will be paid over the next 36 months, with approximately one-third of this amount occurring in each of the three successive 12-month periods.
The Company also enters into other contracts in the normal course of business with CROs, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on short notice and are cancelable contracts and accordingly, are not included in the contractual obligations and disclosures summarized above.
9. SUBSEQUENT EVENTS
On October 15, 2018, the Company and Hercules entered into the second amendment to the Term Loan, which amended certain terms of the Term Loan. See Note 4 "Term Loan" to these condensed financial statements for additional details.

PART II - OTHER INFORMATION
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$
FINRA filing fee
NASDAQ listing fee
Transfer agent’s and registrar’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous
Total	$
Each of the amounts set forth above, other than the registration fee, the NASDAQ listing fee and the FINRA filing fee, is an estimate.
ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s By-laws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its directors and officers to provide these directors additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s Certificate of Incorporation and amended and restated By-laws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement filed as Exhibit 1.1. to this registration statement will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES
The following list sets forth information regarding all securities sold or granted by us since January 1, 2016, which were not registered under the Securities Act, and the consideration, if any, received by us for such securities:

(1)
In February 2016, we issued and sold an aggregate of 14,094,980 shares of our Series B convertible preferred stock to four accredited investors at a purchase price of $0.93 per share for aggregate proceeds of approximately $13.1 million in cash.

(2)
In July 2016, August 2016 and April 2017, we issued and sold an aggregate of 35,806,451 shares of our Series C convertible preferred stock to nine accredited investors at a purchase price of $1.55 per share for aggregate proceeds of approximately $55.5 million in cash.

(3)
In November 2017, we issued and sold 24,493,615 shares of our Series D convertible preferred stock to thirteen accredited investors at a purchase price of $2.35 per share for aggregate proceeds of approximately $57.5 million in cash.

(4)
On February 28, 2018, we entered into a warrant agreement with each of Hercules Capital, Inc., or Hercules, and Hercules Technology III, L.P. Pursuant to the terms of the warrant agreement, Hercules and Hercules Technology III, L.P. have the right to purchase an aggregate of 53,458 shares of our common stock.

(5)
On December 28, 2018, we entered into a warrant agreement with Hercules. Pursuant to the terms of the warrant agreement, Hercules has the right to purchase an aggregate of 53,458 shares of our common stock.

(6)
From January 1, 2016 to June 26, 2018, we have granted stock options to purchase an aggregate of 3,622,494 shares of our common stock with exercise prices of $0.96, $1.66, $1.84, $2.39, $3.47, $7.49 and $7.89 per share, to our employees, directors and consultants pursuant to our 2013 Equity Incentive Plan, or the 2013 Plan. From January 1, 2016 to June 26, 2018, we have issued an aggregate of 208,800 shares of our common stock upon exercise of stock options granted pursuant to our 2013 Plan, for an aggregate consideration of $0.3 million in cash.

The offers, sales and issuances of the securities described in Items 15(1) through 15(5) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.
The offers, sales and issuances of the securities described in Item 15(5) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2013 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

i

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits.
The following exhibits are filed as part of this Registration Statement:

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1*	Form of Underwriting Agreement, including form of lock-up agreement.
3.1^^	Amended and Restated Certificate of Incorporation of Registrant
3.2^^	Amended and Restated Bylaws of Registrant
4.1^	Amended and Restated Investor Rights Agreement among the Registrant and certain of its stockholders, dated November 7, 2017, as amended.
4.2^	Amendment No. 1 to Amended and Restated Investor Rights Agreement among the Registrant and certain of its stockholder, dated February 28, 2018.
4.3^^	Specimen common stock certificate of the Registrant.
4.4^	Warrant Agreement to Purchase Shares of Common Stock, dated February 28, 2018, between the Registrant and Hercules Capital, Inc.
4.5^	Warrant Agreement to Purchase Shares of Common Stock, dated February 28, 2018, between the Registrant and Hercules Technology III, L.P.
4.6^^^^^	Warrant Agreement to Purchase Shares of Common Stock, dated December 28, 2018, between the Registrant and Hercules Capital, Inc.
5.1*	Opinion of Sidley Austin LLP.
10.1+^^	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+^^	2013 Equity Incentive Plan, as amended, and form of agreements thereunder.
10.3+^^	2018 Equity Incentive Plan.
10.4+^^	Form of Director Restricted Stock Unit Award Agreement (annual grant).
10.5+^^	Form of Director Stock Option Agreement (annual grant).
10.6+^^	2018 Employee Stock Purchase Plan.
10.7+^^	Form of Tricida, Inc. Executive Severance Benefit Plan, as amended.
10.8^	Loan and Security Agreement, dated February 28, 2018, among the Registrant, Hercules Capital, Inc. and the several banks and other financial institutions or entities from time to time parties thereto.
10.9^
First Amendment to Loan and Security Agreement and First Amendment to Warrants, dated as of April 10, 2018, among the Registrant, Hercules Capital, Inc. and the several banks and other financial institutions or entities from time to time parties thereto.

10.10^^^^
Second Amendment to Loan and Security Agreement and First Amendment to Warrants, dated as of October 15, 2018, among the Registrant, Hercules Capital, Inc. and the several banks and other financial institutions or entities from time to time parties thereto.

10.11^	Lease Agreement, dated April 4, 2014, between the Registrant and ARE-San Francisco No. 17, LLC.
10.12#^	Master Development/Validation Services and Clinical/Launch Supply Agreement, dated as of May 8, 2018, between the Registrant and Patheon Austria GmbH & Co KG.
10.13^	First Amendment to Lease, dated August 2, 2017, between the Registrant and ARE-San Francisco No. 17, LLC.
23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.
________________

^	Previously filed as an exhibit to the Registration Statement on Form S-1 filed by the Company on June 4, 2018.

^^	Previously filed as an exhibit to the Registration Statement on Form S-1 filed by the Company on June 25, 2018.

^^^	Previously filed as an exhibit to the Current Report on Form 8-K filed by the Company on July 2, 2018

^^^^	Previously filed as an exhibit to the Current Report on Form 8-K filed by the Company on October 18, 2019

^^^^^	Previously filed as an exhibit to the Current Report on Form 8-K filed by the Company on January 3, 2019

*	To be filed by amendment.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

+	Indicates a management contract or compensatory plan.

#	Confidential treatment has been granted for portions of this exhibit. These portions have been omitted and have been filed separately with the SEC.

(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

ITEM 17.    UNDERTAKINGS
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

v

Confidential Treatment Requested by Tricida, Inc.
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in South San Francisco, State of California on               , 2019.

TRICIDA, INC.

By:

Name: Gerrit Klaerner, Ph.D.
Title: Chief Executive Officer and President
SIGNATURES AND POWER OF ATTORNEY
We, the undersigned directors and officers of Tricida, Inc., or the Company, hereby severally constitute and appoint Gerrit Klaerner and Geoffrey M. Parker, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This Power of Attorney does not revoke any power of attorney previously granted by the undersigned, or any of them.

SIGNATURE		DATE

	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2019
Gerrit Klaerner, Ph.D.

	Chief Financial Officer (Principal Financial Officer)	, 2019
Geoffrey M. Parker

	Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)	, 2019
Steffen Pietzke

	Chairman of the Board of Directors	, 2019
Klaus Veitinger, M.D., Ph.D., M.B.A

	Director	, 2019
Robert J. Alpern, M.D.

	Director	, 2019
David Bonita, M.D.

	Director	, 2019
Sandra I. Coufal, M.D.

	Director	, 2019
Kathryn Falberg

	Director	, 2019
David Hirsch, M.D., Ph.D.

vi